FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 4, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2017

The Royal Bank of Scotland Group plc
Interim Results 2017
RBS\MIB\00000057\Secret
Contacts
Analyst enquiries:	Matt Waymark	Investor Relations	+44 (0) 207 672 1758
Media enquiries:	RBS Press Office		+44 (0) 131 523 4205

	Analyst and investor presentation	Fixed income	Web cast and dial in details
Date:	Friday 4 August 2017	Friday 4 August 2017	www.rbs.com/results
Time:	9:30 am UK time	2:30 pm UK time	International – +44 1452 568 172
Conference ID:	59333436	59285614	UK Free Call – 0800 694 8082 US Toll Free – 1 866 966 8024

Available on www.rbs.com/results
●	Interim Results 2017 and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2017.
●	Pillar 3 supplement at 30 June 2017.

Introduction

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2016 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

In this document Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity, which continues to be reported as a separate operating segment.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2017 comprise the following sections of this document:
●
Financial information in the segmental performance section on pages 20 to 52 except for risk-weighted assets (RWAs), RWAs after capital deductions (RWAes), the related metrics, return on equity (ROE), adjusted return on equity and employee numbers.

●
Statutory results on pages 53 to 92 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related Notes 1 to 16.

●	Appendix 1 Capital and risk management except for those items indicated as not within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to The Royal Bank of Scotland Group plc on page 93 for further information.

Key operating indicators
As described in Note 1 on page 59, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:
●
‘Adjusted’ measures of financial performance, principally operating performance before: own credit adjustments; gain or loss on redemption of own debt; strategic disposals; restructuring costs; litigation and conduct costs and write down of goodwill (refer to Appendix 2 for reconciliations of the statutory to adjusted basis);

●
Performance, funding and credit metrics such as ‘return on tangible equity’, ‘adjusted return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, loan:deposit ratio and REIL/impairment provision ratios. These are internal metrics used to measure business performance;

●
Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI); and

●	Cost savings progress and 2017 target calculated using operating expenses excluding litigation and conduct costs, restructuring costs, write down of goodwill and the VAT recoveries.

Highlights

RBS reported an operating profit before tax of £1,951 million for H1 2017 and an attributable profit(1) of £939 million. An operating profit before tax of £1,238 million and an attributable profit of £680 million were reported in Q2 2017.

Across our Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and NatWest Markets (NWM) businesses, RBS reported an adjusted operating profit(2) of £2,678 million, an increase of £608 million, or 29%, compared with H1 2016. Adjusted return on equity across PBB, CPB and NatWest Markets was 14.1% compared with 10.9% in H1 2016.

Common Equity Tier 1 ratio increased by 70 basis points in the quarter to 14.8%, and remains ahead of our 13.0% target.
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Key metrics and ratios	2017	2016	2017	2017	2016
Attributable profit/(loss)	£939m	(£2,045m)	£680m	£259m	(£1,077m)
Operating profit/(loss)	£1,951m	(£274m)	£1,238m	£713m	(£695m)
Operating profit - adjusted (2)	£3,061m	£1,156m	£1,690m	£1,371m	£716m
Net interest margin	2.18%	2.18%	2.13%	2.24%	2.21%
Cost:income ratio (3)	69.8%	97.7%	64.4%	76.1%	117.2%
Cost:income ratio - adjusted (3,4,5)	53.1%	71.4%	50.7%	55.8%	66.6%
Earnings/(loss) per share
- basic	7.9p	(17.6p)	5.7p	2.2p	(9.3p)
- basic fully diluted	7.9p	(17.6p)	5.7p	2.2p	(9.3p)
- adjusted (4,5)	16.4p	(5.5p)	9.2p	7.1p	2.6p
- adjusted fully diluted(4,5,8)	16.3p	(5.5p)	9.2p	7.1p	2.6p
Return on tangible equity (6,7)	5.6%	(10.3%)	8.0%	3.1%	(11.0%)
Return on tangible equity - adjusted (4,5,7)	11.5%	(3.2%)	12.9%	9.7%	3.2%
Average tangible equity (6)	£33,705m	£39,870m	£33,974m	£33,357m	£39,283m
Average number of ordinary shares
outstanding during the period (millions)	11,817	11,639	11,841	11,793	11,673
Average number of ordinary shares
outstanding during the period - fully diluted (millions) (8)	11,897	11,680	11,923	11,872	11,714

PBB, CPB & NatWest Markets
Total income - adjusted (4)	£6,297m	£5,801m	£3,143m	£3,154m	£2,986m
Operating profit - adjusted (2)	£2,678m	£2,070m	£1,352m	£1,326m	£1,047m
Return on tangible equity - adjusted (4,5,6)	14.1%	10.9%	14.3%	13.8%	11.0%

			30 June	31 March	31 December
Balance sheet related key metrics and ratios			2017	2017	2016
Tangible net asset value (TNAV) per ordinary share (7)			300p	297p	296p
Tangible net asset value (TNAV) per ordinary share - fully diluted (7)			298p	295p	294p
Liquidity coverage ratio (LCR) (9,10)			145%	129%	123%
Liquidity portfolio			£178bn	£160bn	£164bn
Net stable funding ratio (NSFR) (11)			123%	120%	121%
Loan:deposit ratio (12,13)			91%	93%	91%
Short-term wholesale funding (12,14)			£18bn	£16bn	£14bn
Wholesale funding (12,14)			£70bn	£67bn	£59bn
Common Equity Tier 1 (CET1) ratio			14.8%	14.1%	13.4%
Risk-weighted assets (RWAs)			£215.4bn	£221.7bn	£228.2bn
CRR leverage ratio (15)			5.1%	5.0%	5.1%
UK leverage ratio (16)			5.8%	5.7%	5.6%
Tangible equity (7)			£35,682m	£35,186m	£34,982m
Number of ordinary shares in issue (millions) (17)			11,876	11,842	11,823
Number of ordinary shares in issue (millions) - fully diluted (8,17)			11,956	11,925	11,906

Notes:
(1)	Attributable to ordinary shareholders.
(2)	Operating profit before tax excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring, litigation and conduct costs.
(3)	Operating lease depreciation included in income (H1 2017 - £72 million; Q2 2017 - £36 million, H1 2016 - £76 million; Q1 2017 - £36 million and Q2 2016 - £38 million).
(4)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(5)	Excluding restructuring costs and litigation and conduct costs.
(6)	Calculated using profit/(loss) for the period attributable to ordinary shareholders.
(7)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.
(8)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for H1 2017 were 80 million shares (Q2 2017 – 81 million; H1 2016 – 41 million; Q1 2017 - 79 million; Q2 2016 – 41 million) and as at 30 June 2017 were 80 million (31 March 2017 – 83 million; 31 December 2016 – 83 million).

(9)
On 1 October 2015 the LCR became the Prudential Regulation Authority’s (PRA) primary regulatory liquidity standard; UK banks are required to meet a minimum standard of 90% from 1 January 2017, rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretation of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other institutions.

(10)
The LCR of 145% at 30 June 2017 excludes the impact of the litigation settlement with the FHFA in respect of claims relating to RBS issuance and underwriting of RMBS in the US, as announced on 12 July 2017. The estimated impact of the settlement on the LCR is a 6% reduction to 139%.

(11)
NSFR for all periods have been calculated using RBS’s current interpretations of the revised BCBS guidance on NSFR issued in late 2014. Therefore, reported NSFR will change over time with regulatory developments. Due to differences in interpretation, RBS’s ratio may not be comparable with those of other financial institutions.

(12)	Excludes repurchase agreements and stock lending.
(13)	Includes disposal groups.
(14)	Excludes derivative collateral.
(15)	Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.
(16)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.
(17)	Includes 17 million treasury shares (31 March 2017 – 28 million; 31 December 2016 - 39 million).

Highlights

Key points
In H1 2017, RBS reported an attributable profit of £939 million, 5.6% return on tangible equity, and increased adjusted operating profit across its core PBB, CPB and NatWest Markets businesses by 29.4% compared with H1 2016. The CET1 ratio remains ahead of target at 14.8%, a 140 basis points increase in the first half. In addition, RBS has made good progress against its stated ambition for the year, as set out in the full year result’s announcement in February 2017. Across our core businesses we committed to grow income, cut costs and use less capital, and have made substantive progress against each:
●
Core adjusted income increased by £496 million, or 8.6%, compared with H1 2016. NatWest Markets income increased by 43.9% to £980 million, navigating markets well compared to a more difficult H1 2016. Across PBB and CPB income increased by 3.8% supported by increased lending;

●
Core adjusted operating expenses reduced by £151 million, or 4.2%, compared with H1 2016. This represents 31% of our overall cost reduction in H1 2017 and we retain our expectation that around half of the full year reduction will be across the core businesses. Cost:income ratio across the core businesses improved from 61.6% to 54.3%, with operating JAWS of 12.7%; and

●	Excluding volume growth, RWAs reduced by £8.6 billion across the core businesses in H1 2017 and we remain committed to achieving a reduction of at least £20 billion by the end of 2018.

In addition, we committed to continue to make progress on resolving our legacy issues and have made significant progress in the first half:
●
Capital Resolution RWAs reduced by £7.9 billion in H1 2017 to £26.6 billion and, excluding RBS’s stake in Alawwal Bank (£7.4 billion at 30 June 2017), are now in the £15-£20 billion range we guided to for the end of 2017;

●
In H1 2017, settlement was reached with the Federal Housing Finance Agency (FHFA) in the US and we also incurred a further provision in relation to settling the 2008 rights issue shareholder litigation; and

●
On 26 July, it was announced that an alternative remedies package, in respect of RBS’s remaining State Aid obligation regarding Williams & Glyn, has now been agreed in principle between HM Treasury (HMT) and the EC Commissioner responsible for competition.

H1 2017 RBS Performance Summary
●
RBS reported an attributable profit of £939 million for H1 2017 compared with a loss of £2,045 million in H1 2016 which included payment of the final Dividend Access Share (DAS) dividend of £1,193 million.

●
Adjusted income of £6,843 million was £1,294 million, or 23.3%, higher than H1 2016 reflecting strong income growth across the core PBB, CPB and NatWest Markets businesses and a £154 million gain in respect of IFRS volatility compared with a loss of £668 million in H1 2016.

●
The net interest margin (NIM) was stable on H1 2016 at 2.18%. A 9 basis point reduction across PBB and CPB, associated with asset margin pressure and higher liquidity requirements, has been broadly offset by the benefit of a reduction in low yielding Capital Resolution and centrally held assets, down from 12% of total interest earning assets to 5%.

●
Excluding VAT recoveries of £51 million in H1 2017 and £227 million in H1 2016, adjusted operating expenses reduced by £494 million, or 11.7%, compared with H1 2016. The adjusted cost:income ratio for H1 2017 was 53.1% compared with 71.4% in H1 2016.

●	Restructuring costs were £790 million in H1 2017, an increase of £160 million compared with H1 2016, and included a charge of £217 million relating to the reduction of our property portfolio.
●
Litigation and conduct costs of £396 million include a £151 million charge in respect of the settlement with the FHFA and a £25 million charge relating to the settlement of the UK 2008 rights issue shareholder litigation.

●
A net impairment loss of £116 million, 7 basis points of gross customer loans, compared with a loss of £409 million in H1 2016, with the reduction principally reflecting a £264 million shipping impairment in H1 2016. REIL represented 2.8% of gross customer loans compared with 3.5% at 30 June 2016 and 2.9% at 31 March 2017.

●	A gain of £156 million was recognised in relation to the disposal of RBS’s stake in Vocalink.
●	PBB and CPB net loans and advances have increased by 4.1% on an annualised basis in H1 2017 principally driven by mortgage growth within UK PBB.
●
H1 2017 lending growth has been achieved while remaining within our risk appetite. Personal mortgage lending represented 49% of net loans and advances, compared with 47% as at 31 December 2016, whilst personal unsecured and commercial real estate were flat over the first half at 4% and 8% respectively. Overall LTV across our mortgage portfolio was stable at 58%.

Highlights

●	Tangible net asset value (TNAV) per share of 300p increased by 4p, compared with 31 December 2016, principally reflecting the H1 2017 attributable profit.

PBB, CPB and NatWest Markets adjusted operating performance

●	Across our three customer facing businesses, PBB, CPB and NatWest Markets, adjusted operating profit of £2,678 million was £608 million, or 29.4%, higher than H1 2016.
●
 UK PBB adjusted operating profit of £1,270 million was £205 million, or 19.2%, higher than H1 2016. Total income of £2,755 million was £140 million, or 5.4%, higher driven by increased lending, with net loans and advances 9.9% higher at £138.5 billion.

●	Ulster Bank RoI adjusted operating profit of £90 million was £32 million, or 26.2%, lower than H1 2016 principally reflecting a lower net impairment release and reduced income on free funds.
●
 Commercial Banking adjusted operating profit of £781 million was £118 million, or 17.8%, higher than H1 2016 primarily reflecting reduced expenses associated with lower headcount and an intangible asset write-down in H1 2016. In addition income was £51 million, or 3.0%, higher at £1,750 million driven by customer deposit growth and re-pricing benefits across lending and deposits.

●
 Private Banking adjusted operating profit of £96 million was £23 million, or 31.5%, higher than H1 2016 driven by a £38 million, or 14.8%, reduction in adjusted operating expenses principally reflecting cost reduction initiatives.

●
 RBS International adjusted operating profit of £100 million reduced by £6 million, or 5.7%, compared with H1 2016 driven by a £22 million, or 32.4%, increase in adjusted operating expenses principally reflecting increased regulatory costs in relation to ring-fencing.

●	NatWest Markets adjusted income of £980 million was £299 million, or 43.9%, higher than H1 2016. An adjusted operating profit of £341 million compared with £41 million in H1 2016.

Capital Resolution, Williams & Glyn and Central items adjusted operating performance
●
Capital Resolution adjusted operating loss of £135 million was £848 million lower than H1 2016 principally reflecting materially lower disposal losses and impairment charges in H1 2017 and a £282 million, or 68.0%, reduction in adjusted operating expenses to £133 million. RWAs of £26.6 billion were £15.7 billion, or 37.1%, lower than H1 2016.

●
Williams & Glyn adjusted operating profit increased by £37 million, or 18.8%, to £234 million driven by a £39 million, or 19.8%, reduction in adjusted operating expenses reflecting a substantial reduction in headcount.

●
Central items adjusted operating profit of £284 million, compared with a loss of £128 million in H1 2016, included a £51 million VAT recovery (H1 2016 - £227 million) and a £154 million gain in respect of IFRS volatility (H1 2016 - £668 million loss).

Q2 2017 RBS Performance Summary
●
An attributable profit of £680 million compared with a loss of £1,077 million in Q2 2016 and a profit of £259 million in Q1 2017. The Q2 2016 loss included litigation and conduct costs of £1,284 million.

●
An adjusted operating profit of £1,690 million was £974 million higher than Q2 2016 and was £319 million above Q1 2017 principally reflecting an IFRS volatility gain of £172 million, compared with a loss of £18 million in Q1 2017.

●
Across our three customer facing businesses, PBB, CPB and NatWest Markets, adjusted operating profit of £1,352 million was £305 million, or 29.1%, higher than Q2 2016. Adjusted RoTE was 14.3% compared with 11.0% in Q2 2016.

●
Q2 2017 NIM of 2.13% was 8 basis points lower than Q2 2016 principally reflecting the impact of asset margin pressure and mix impacts across the core businesses. Compared with Q1 2017, NIM reduced by 11 basis points to 2.13%, with the majority of the reduction driven by a conscious build-up in liquidity as we manage for litigation and conduct costs, including FHFA, and accelerate MREL and other wholesale funding plans into H1 2017. In addition, conditions in the UK mortgage market have become more competitive, contributing to a 9 basis point reduction in UK PBB NIM.

●	Net loans and advances across PBB and CPB increased by £1.8 billion in the quarter to £277.7 billion driven by mortgage growth in UK PBB.

Highlights

Building a stronger RBS
RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders.
●	The CET1 ratio remains ahead of our 13% target at 14.8%, a 140 basis point increase on Q4 2016 driven by a £12.8 billion reduction in RWAs and the £939 million attributable profit.
●
RWAs decreased by £12.8 billion compared with Q4 2016 principally reflecting £7.9 billion of disposals and run-off in Capital Resolution and planned RWA reductions in the core businesses. Excluding volume growth, core RWAs reduced by £8.6 billion comprising £0.7 billion in PBB, £4.4 billion in CPB and £3.5 billion in NatWest Markets.

●
During H1 2017, RBS has issued a Sterling equivalent of £3.6 billion (€1.5 billion and $3.0 billion) of senior holding company (RBSG) debt which it expects to be eligible to meet its ‘Minimum Requirement for Own Funds and Eligible Liabilities’ (MREL). Total estimated ‘Loss Absorbing Capital’ (LAC) is now £54.9 billion, or 25.5% of RWAs. In addition, RBS successfully completed its first covered bond issuance in over five years comprising €1.25 billion 7 year and £1.25 billion three year tranches.

●
During H1 2017, RBS successfully redeemed £4.1 billion Sterling equivalent of legacy capital securities through calls and repurchase. RBS has decided not to exercise the current call option on the non-cumulative US Dollar preference share series U and Euro Preference Shares Series 3. RBS has instead prioritised calling nine other legacy Tier 1 instruments with higher economic benefit. Further details are available in the Capital, liquidity and funding risk section on page 3.

●	Leverage ratio was stable on Q4 2016 at 5.1%.
●
Risk elements in lending (REIL) of £9.3 billion were £1.0 billion lower than 31 December 2016 and represented 2.8% of gross customer loans, compared with 3.1% at 31 December 2016 and 3.5% as at 30 June 2016. Excluding REIL in Capital Resolution and Ulster Bank RoI, REIL were £4.0 billion or 1.3% of the respective gross customer loans.

●
As at 30 June 2017, there has been no material change to the surplus ratio of assets to liabilities in the Main Scheme of The Royal Bank of Scotland Group Pension Fund which at 31 December was c.115% under IAS valuation principles.

●	RBS has continued to utilise the Bank of England’s Term Funding Scheme with £9 billion drawn since 31 December 2016, taking total RBS participation to £14 billion as at 30 June 2017.
●
On 15 June 2017, Moody’s announced that they had upgraded their senior debt rating of The Royal Bank of Scotland Group plc (RBS Group) by one notch to Baa3 from Ba1. As a result, all three ratings agencies have now given RBS Group an investment grade senior debt rating.

Building the number one bank for customer service, trust and advocacy in the UK
●
RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending was £14.5 billion, with market share of new mortgages at approximately 12% supporting growth in stock share to approximately 9.1%, up from 8.8% at 31 December 2016. Positive momentum continued across business banking lending with net balances up 4%, excluding transfers of £0.6 billion from Commercial Banking as at 30 June 2017, compared with H1 2016.

●
RBS continued to enhance the capability of its mobile app, with a corresponding increase in customer usage. We now have 5.0 million customers regularly using the app, up 19% on FY 2016. In the final month of H1 2017 customers logged into the app an average of 58 times a second and sent close to ten million payments. RBS remains the only UK bank to allow customers to use the app to withdraw money from a cash machine without needing to carry a debit card, with customers now using the ‘Get Cash’ service over 200,000 times a month.

●
We continued to improve our product and service delivery channels to support our lending and income growth targets. In mortgages, while in the past a mortgage renewal would have required an appointment at a branch or a phone call, Royal Bank and NatWest customers can now renew online in a matter of minutes, with close to 19,000 customers renewing online in H1 2017. In addition, for new customers we have piloted a paperless mortgage process which has cut the time taken to issue a firm offer in half, to around ten days.

●
During H1 2017, RBS launched NatWest Invest, our new digital investment service, which offers NatWest personal and private customers the opportunity to select their own investment online, from a range of five personal portfolio funds.

●
NatWest Markets has reviewed ways to minimise disruption to the business and continue to serve its customers well in the event of any loss of EU passporting. Should the outcome of the current EU separation negotiations make it necessary, NatWest Markets is ensuring our existing RBS N.V. banking licence in the Netherlands is operationally ready.

Highlights

Customer
RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)
Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have an NPS. Commercial Banking NPS is up 4 points from H1 2016 at 22, statistically ahead of the rest of the Commercial Banking market. We still have significant work to do to improve customer experience across some of our other businesses and brands.

		Q2 2016	Q1 2017	Q2 2017
Personal Banking	NatWest (England & Wales)(1)	12	15	13
	Royal Bank of Scotland (Scotland)(1)	(7)	(13)	(21)
	Ulster Bank (Northern Ireland)(2)	(16)	(15)	(8)
	Ulster Bank (Republic of Ireland)(2)	(11)	(8)	(5)
Business Banking	NatWest (England & Wales)(3)	4	(3)	(8)
	Royal Bank of Scotland (Scotland)(3)	(4)	(7)	(12)
Business & Commercial	Ulster Bank (Northern Ireland)(4)	3	(6)	(5)
	Ulster Bank (Republic of Ireland)(5)	N/A	N/A	13
Commercial Banking(6)		18	21	22

Highlights

Customer Trust
We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Customer trust in NatWest in England & Wales continues to improve and has exceeded its 2017 target of 57. Trust in RBS in Scotland has improved since last year, but is behind target trajectory. This is primarily due to ongoing reputational and legacy issues that the bank continues to work to resolve.

		Q2 2016	Q1 2017	Q2 2017
Customer trust(7)	NatWest (England & Wales)	48	55	58
	Royal Bank of Scotland (Scotland)	23	28	27

Notes:
(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3365) Royal Bank of Scotland (Scotland) (510). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“ Base: Claimed main banked current account customers.

(2)
Source: Coyne Research 12 month rolling data. Latest base sizes: Ulster Bank NI (309) Ulster Bank RoI (273) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)
Source: Charterhouse Research Business Banking Survey, YE Q2 2017. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: NatWest England & Wales (1228), RBS Scotland (401). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(4)
Source: Charterhouse Research Business Banking Survey, YE Q2 2017. Based on interviews with businesses with an annual turnover up to £1 billion. Base size: 383. Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Northern Ireland.

(5)	Source: Red C SME survey based on interviews with businesses with an estimated annual turnover of €2-25m (6-monthly study only). Latest sample size: Ulster Bank (252).
(6)
Source: Charterhouse Research Business Banking Survey, YE Q2 2017. Commercial £2m+ in GB (RBSG sample size, excluding don’t knows: 913). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(7)
Source: Populus. Latest quarter’s data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest,
England & Wales (942), RBS Scotland (206).

Highlights

Capital reorganisation
●
Following a resolution at the parent company’s 2017 Annual General Meeting, on 15 June 2017 we announced completion of the legal capital reduction process to cancel the share premium account and capital redemption reserve whose combined balances were £30.3 billion. As a result, the parent company’s retained earnings increased by an equal amount. There has been no change in the interests of ordinary and preference shareholders.

IFRS 9 (1)
●
RBS continues to work towards the implementation of IFRS 9 on 1 January 2018.  In terms of shareholders equity, RBS’s current estimate of the opening balance sheet adjustment, if applied on 1 July 2017, is to increase credit impairment provisions by £0.5 billion before tax.  Separately, there is an increase in asset values of £1.0 billion before tax in respect of changes on classification and measurement.  This results in a net increase in shareholders equity, after tax, of £0.4 billion.  As at end Q2 2017, this would have equated to an increase in tangible net asset value per share of approximately 3 pence per share

●
In terms of CET1 capital, under the current rules, the increase in credit impairment provisions is fully offset by a reduction in the regulatory expected loss deduction, so is anticipated to have no CET1 capital impact.  The increase in asset values of £1.0 billion noted above is partially offset by tax and an expected additional prudential valuation deduction driving an overall increase in CET1 capital of some £0.6 billion.  As at end Q2 2017, this would have equated to an increase in the CET1 ratio of approximately 30 basis points.

●
RBS will continue to calibrate and refine its models and methodologies during 2017 and 2018 which may impact IFRS 9 at adoption on 1 January 2018; changes will also follow from disposals, changes in the portfolio composition, economic or credit conditions. For further information on the implementation of IFRS 9 refer to pages 308 to 313 of the 2016 Annual Report and Accounts.

Progress on 2017 targets
RBS remains committed to achieving its priority targets for 2017.

Strategy goal	2017 target	Q2 2017 Progress
Strength and sustainability	Maintain bank CET1 ratio of 13%	CET1 ratio of 14.8%; up 70 basis points from Q1 2017 and 140 basis points from Q4 2016
Customer experience	Significantly increase NPS or maintain No.1 in chosen customer segments	Our Commercial Banking franchise remains a clear market leader. We still have significant work to do to improve customer experience across some of our other businesses and brands
Simplifying the bank	Reduce operating expenses by at least £750 million (2)	Operating expenses down £494 million, or 11.7%, excluding VAT recoveries; 66% of the total full year target
Supporting growth	Net 3% growth on total PBB and CPB loans to customers	Net customer loans in PBB and CPB are up 4.1% on an annualised basis for the year to date; 69% of the total full year target
Employee engagement	Improve employee engagement	Employee engagement improved by 4 points in H1 2017

Notes:
(1)
The expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the “Risk Factors” on pages 432 to 463 of the Annual Report and Accounts 2016. These statements constitute forward-looking statements; refer to Forward-looking statements in this announcement.

(2)	Cost saving target and progress 2017 calculated using operating expenses excluding restructuring costs, litigation and conduct costs, write down of goodwill and VAT recoveries.

RBS – Interim results 2017

Highlights

Williams & Glyn
●
On 26 July, RBS announced that it had been informed by HM Treasury (HMT) that, following the consultation process carried out by the European Commission (EC) and a market testing exercise carried out by HMT, an alternative remedies package has now been agreed in principle between HMT and the EC Commissioner responsible for competition.

●	This revised package is focused on the following two remedies to promote competition in the market for banking services to small and medium enterprises (“SMEs”) in the UK.
	○	A £425 million Capability and Innovation Fund, to be administered by an independent body, that will grant funding to a range of competitors in the UK banking and financial technology sectors; and
○
An Incentivised Switching Scheme which will provide £275 million of funding for eligible challenger banks to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their accounts and loans from RBS paid in the form of “dowries” to the receiving bank. An additional £75 million will be made available by RBS to cover customers’ costs of switching.

●
This revised package will be submitted to the EC’s College of Commissioners for approval and if agreed will form the basis of a new term sheet in relation to RBS’s remaining State Aid commitments. It is expected to come into effect during H2 2017, upon which RBS will no longer be obliged to achieve separation and divestment of the business previously described as Williams & Glyn by 31 December 2017.

●
A £750 million provision was recognised in RBS’s 2016 Annual Results in relation to the previously proposed package of measures. An incremental charge of £50 million has been recognised in Q2 2017 in relation to the revised package and its implementation costs, taking the total provision to £800 million.

●
RBS will incur running costs for the duration of the scheme, which are estimated at around £35 million and will be substantially incurred before the end of 2019. Furthermore, under the terms of the revised package, should the uptake within the Incentivised Switching Scheme not be sufficient, RBS could be required to make a further contribution, capped at £50 million.

Outlook (1)
●
We retain the 2017 full year financial guidance and medium term financial outlook we provided in the 2016 Annual Results document. In addition, and subject to providing substantially for remaining significant legacy issues in 2017, our expectation remains that we will be profitable in 2018.

●
Excluding RBS’s stake in Alawwal Bank, we now expect that Capital Resolution RWAs will be at the lower end of our previous £15-£20 billion guidance for end 2017. We anticipate that Capital Resolution disposal losses will be substantially higher in H2 2017, at around £0.7 billion.

●	In Q3 2017 we expect to recognise a debt sale gain of approximately £160 million in UK PBB.

Note:
(1)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in this document and in the “Risk Factors” on pages 432 to 463 of the Annual Report and Accounts 2016. These statements constitute forward-looking statements; refer to Forward-looking statements in this announcement.

Summary consolidated income statement for the period ended 30 June 2017

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m
Net interest income	4,472	4,333	2,238	2,234	2,177

Own credit adjustments	(73)	450	(44)	(29)	194
(Loss)/gain on redemption of own debt	(7)	(130)	(9)	2	(130)
Strategic disposals	156	195	156	-	201
Other operating income	2,371	1,216	1,366	1,005	558

Non-interest income	2,447	1,731	1,469	978	823

Total income	6,919	6,064	3,707	3,212	3,000

Restructuring costs	(790)	(630)	(213)	(577)	(392)
Litigation and conduct costs	(396)	(1,315)	(342)	(54)	(1,284)
Other costs	(3,666)	(3,984)	(1,844)	(1,822)	(1,833)

Operating expenses	(4,852)	(5,929)	(2,399)	(2,453)	(3,509)

Profit/(loss) before impairment losses	2,067	135	1,308	759	(509)
Impairment losses	(116)	(409)	(70)	(46)	(186)

Operating profit/(loss) before tax	1,951	(274)	1,238	713	(695)
Tax charge	(727)	(340)	(400)	(327)	(260)

Profit/(loss) for the period	1,224	(614)	838	386	(955)

Attributable to:
Non-controlling interests	29	30	18	11	8
Other owners	256	208	140	116	114
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	939	(2,045)	680	259	(1,077)

Notable items memo

Adjusted basis
Total income - adjusted (1)	6,843	5,549	3,604	3,239	2,735
Operating expenses - adjusted (2)	(3,666)	(3,984)	(1,844)	(1,822)	(1,833)
Operating profit - adjusted (1,2)	3,061	1,156	1,690	1,371	716

Within adjusted total income
IFRS volatility in Central items (3)	154	(668)	172	(18)	(312)
FX (losses)/gains in Central items	(108)	253	(56)	(52)	201
Capital Resolution disposal losses	(103)	(53)	(53)	(50)	(57)
Unwind of securitisations in the property portfolio	(105)	-	-	(105)	-

Within adjusted operating expenses
VAT recovery in Central items	51	227	-	51	227

Within restructuring costs
Property exit costs	(217)	-	18	(235)	-
Williams & Glyn restructuring costs	(58)	(345)	(46)	(12)	(187)

Within impairment (losses)/releases
Capital Resolution impairment releases/(losses)	78	(263)	33	45	(67)
Capital Resolution shipping portfolio impairment releases/(losses)	21	(264)	17	4	(38)
Ulster Bank RoI impairment releases/(losses)	11	27	(13)	24	14
Commercial Banking impairment losses	(94)	(103)	(33)	(61)	(89)

Notes:
(1)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Details of other comprehensive income are provided on page 54.

Summary consolidated balance sheet as at 30 June 2017

	30 June	31 March	31 December
	2017	2017	2016
	£m	£m	£m

Cash and balances at central banks	86,807	83,160	74,250
Net loans and advances to banks (1)	20,685	20,513	17,278
Net loans and advances to customers (1)	326,059	326,733	323,023
Reverse repurchase agreements and stock borrowing	40,030	45,451	41,787
Debt securities and equity shares	86,687	77,347	73,225
Other assets	28,855	26,019	22,112

Funded assets	589,123	579,223	551,675
Derivatives	193,531	204,052	246,981

Total assets	782,654	783,275	798,656

Bank deposits (2)	38,965	40,276	33,317
Customer deposits (2)	359,882	351,498	353,872
Repurchase agreements and stock lending	43,038	44,966	32,335
Debt securities in issue	31,997	28,163	27,245
Subordinated liabilities	14,724	15,514	19,419
Derivatives	184,161	196,224	236,475
Provisions for liabilities and charges	11,227	11,619	12,836
Other liabilities	48,611	45,504	33,753

Total liabilities	732,605	733,764	749,252
Non-controlling interests	844	805	795
Owners’ equity	49,205	48,706	48,609

Total liabilities and equity	782,654	783,275	798,656

Contingent liabilities and commitments	143,493	148,324	150,691

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes repurchase agreements and stock lending.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Net interest income	£m	£m	£m	£m	£m

Net interest income
RBS	4,472	4,333	2,238	2,234	2,177

- UK Personal & Business Banking	2,231	2,109	1,120	1,111	1,090
- Ulster Bank RoI	206	198	101	105	93
- Commercial Banking	1,141	1,067	574	567	531
- Private Banking	226	226	114	112	113
- RBS International	161	151	81	80	76
- NatWest Markets	42	43	13	29	24
- Capital Resolution	24	168	(9)	33	82
- Williams & Glyn	333	324	168	165	162
- Central items & other	108	47	76	32	6

Average interest-earning assets (IEA)
RBS	413,598	399,751	421,981	405,122	396,118

- UK Personal & Business Banking	151,659	138,192	153,714	149,581	140,591
- Ulster Bank RoI	24,858	24,233	25,288	24,424	24,288
- Commercial Banking	131,807	117,312	132,719	130,885	119,768
- Private Banking	18,068	16,441	18,533	17,597	16,622
- RBS International	23,997	21,436	25,034	22,949	21,798
- NatWest Markets	17,021	11,745	16,853	17,192	11,923
- Capital Resolution	15,959	29,962	15,156	16,771	29,157
- Williams & Glyn	25,334	23,764	25,495	25,170	24,172
- Central items & other	4,895	16,666	9,189	553	7,799

Yields, spreads and margins of the banking business
Gross yield on interest-earning assets
of the banking business (1,2)	2.63%	2.85%	2.56%	2.70%	2.87%
Cost of interest-bearing liabilities of banking business (1)	(0.67%)	(1.00%)	(0.65%)	(0.69%)	(1.00%)

Interest spread of the banking business (1,3)	1.96%	1.85%	1.91%	2.01%	1.87%
Benefit from interest-free funds	0.22%	0.33%	0.22%	0.23%	0.34%

Net interest margin (4)
RBS	2.18%	2.18%	2.13%	2.24%	2.21%

- UK Personal & Business Banking	2.97%	3.07%	2.92%	3.01%	3.12%
- Ulster Bank RoI	1.67%	1.64%	1.60%	1.74%	1.54%
- Commercial Banking	1.75%	1.83%	1.73%	1.76%	1.78%
- Private Banking	2.52%	2.76%	2.47%	2.58%	2.73%
- RBS International	1.35%	1.42%	1.30%	1.41%	1.40%
- NatWest Markets	0.50%	0.74%	0.31%	0.68%	0.81%
- Capital Resolution	0.30%	1.13%	(0.24%)	0.80%	1.13%
- Williams & Glyn	2.65%	2.74%	2.64%	2.66%	2.70%

For the notes to this table refer to the following page.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Third party customer rates (5)	2017	2016	2017	2017	2016
Third party customer asset rate
- UK Personal & Business Banking	3.54%	3.96%	3.50%	3.57%	3.96%
- Ulster Bank RoI (6)	2.37%	2.20%	2.28%	2.47%	2.07%
- Commercial Banking	2.66%	2.85%	2.65%	2.67%	2.82%
- Private Banking	2.70%	3.00%	2.68%	2.71%	2.97%
- RBS International	2.73%	3.14%	2.72%	2.75%	3.02%
Third party customer funding rate
- UK Personal & Business Banking	(0.18%)	(0.54%)	(0.18%)	(0.17%)	(0.46%)
- Ulster Bank RoI (6)	(0.36%)	(0.56%)	(0.31%)	(0.40%)	(0.53%)
- Commercial Banking	(0.13%)	(0.36%)	(0.11%)	(0.14%)	(0.36%)
- Private Banking	(0.07%)	(0.22%)	(0.07%)	(0.07%)	(0.20%)
- RBS International	(0.02%)	(0.18%)	(0.01%)	(0.03%)	(0.13%)

Notes:
(1)
For the purpose of calculating gross yields and interest spread, interest receivable has been decreased by £77 million (Q2 2017 - £42 million; Q1 2017 - £35 million) and interest payable has decreased by £77 million (Q2 2017 - £42 million; Q1 2017 – £35 million) in respect of negative interest relating to both financial assets and financial liabilities that attracted negative interest.

(2)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(3)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(4)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(5)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(6)
Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Analysis of results

	Half year ended			Half year ended
	30 June 2017			30 June 2016
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
Average balance sheet	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	70,191	81	0.23	66,179	115	0.35
Loans and advances to customers	296,421	5,114	3.48	287,575	5,364	3.75
Debt securities	46,986	190	0.82	45,997	177	0.77

Interest-earning assets
- banking business (1,2)	413,598	5,385	2.63	399,751	5,656	2.85
- trading business (3)	116,600			132,839

Non-interest earning assets	235,615			338,903

Total assets	765,813			871,493

Memo: Funded assets	539,196			535,848

Liabilities
Deposits by banks	16,905	31	0.37	4,437	12	0.54
Customer accounts	227,730	290	0.26	237,126	575	0.49
Debt securities in issue	23,883	254	2.14	21,742	298	2.76
Subordinated liabilities	15,944	317	4.01	19,837	442	4.48
Internal funding of trading business	(9,776)	21	(0.43)	(17,508)	(4)	0.05

Interest-bearing liabilities
- banking business (1,2)	274,686	913	0.67	265,634	1,323	1.00
- trading business (3)	126,164			141,714

Non-interest-bearing liabilities
- demand deposits	99,029			84,660
- other liabilities	216,181			325,071
Owner's equity	49,753			54,414

Total liabilities and owner's equity	765,813			871,493

Notes:
(1)
For the purpose of calculating gross yields and interest spread, interest receivable has been decreased by £77 million (H1 2016 - £36 million) and interest payable has decreased by £77 million (H1 2016 - £36 million) in respect of negative interest relating to both financial assets and financial liabilities that attracted negative interest.

(2)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Analysis of results

Key points
●
Net interest income of £4,472 million increased by £139 million, or 3.2%, compared with H1 2016 principally reflecting higher volumes in UK PBB, up £122 million or 5.8%, and increased deposit volumes and re-pricing benefits in Commercial Banking, up £74 million or 6.9%. Partially offsetting, Capital Resolution reduced by £144 million in line with the planned shrinkage of the balance sheet.

●
The net interest margin (NIM) was stable on H1 2016 at 2.18%. A 9 basis point reduction across PBB and CPB, associated with asset margin pressure and higher liquidity requirements, has been broadly offset by the benefit of a reduction in low yielding Capital Resolution and centrally held assets, down from 12% of total interest earning assets to 5%.

	○	UK PBB declined by 10 basis points to 2.97% driven by lower mortgage margins and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016.
○
Ulster Bank RoI NIM of 1.67% was 3 basis points higher than H1 2016 reflecting a combination of improved deposit and loan margins, one off income adjustments in H1 2017 and deleveraging measures in 2016 which have reduced the concentration of low yielding non-performing loans.

○
In Commercial Banking, active re-pricing of assets and deposits has been offset by wider asset margin pressure in a lower rate environment causing net interest margin to fall by 8 basis points to 1.75%.

	○	Private Banking fell 24 basis points to 2.52% reflecting the competitive market and lower rate environment.
	○	RBS International NIM of 1.35% was 7 basis points lower as margin pressures outweigh mitigating pricing actions.
●	Structural hedges of £126 billion generated a benefit of £651 million through net interest income for H1 2017.
●
Compared with Q1 2017, NIM reduced by 11 basis points to 2.13%, with the majority of the reduction driven by a conscious build-up in liquidity as we manage for litigation and conduct costs, including FHFA, and accelerate MREL and other wholesale funding plans into H1 2017. In addition, conditions in the UK mortgage market have become more competitive, contributing to a 9 basis point reduction in UK PBB NIM. Front book mortgage NIM was around 40 basis points lower than the back book. SVR balances were around 11% of total mortgage balances, broadly in line with Q1 2017.

●	NIM was 8 basis points lower than Q2 2016 principally reflecting asset margin pressure and mix impacts across the core businesses.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,218	1,284	613	605	630
Income from trading activities	957	(267)	529	428	(157)
Own credit adjustments (OCA)	(73)	450	(44)	(29)	194
(Loss)/gain on redemption of own debt	(7)	(130)	(9)	2	(130)
Strategic disposals	156	195	156	-	201
Other operating income	196	199	224	(28)	85

Total non-interest income	2,447	1,731	1,469	978	823

Key points
●	Non-interest income of £2,447 million increased by £716 million, or 41.4%, compared with H1 2016.
	○	Across PBB and CPB, non-interest income reduced by £23 million, or 1.7%, to £1,349 million.
○
NatWest Markets non-interest income increased by £115 million, or 14.8%, to £890 million reflecting strong underlying income growth partially offset by a £185 million adverse movement in own credit adjustment.

○
Capital Resolution non-interest income was a loss of £126 million compared with £340 million in H1 2016, which included a £330 million funding valuation adjustment. An own credit adjustment loss of £22 million compared with a gain of £184 million in H1 2016.

○
Central items non-interest income was a gain of £250 million compared with a loss of £163 million largely reflecting a £154 million gain in respect of IFRS volatility compared with a £668 million loss in H1 2016.

●
Income from trading activities increased by £1,224 million compared with H1 2016 largely reflecting a £154 million IFRS volatility gain, compared with a £668 million loss in H1 2016, increased NatWest Markets income and a £330 million funding valuation adjustment in Capital Resolution in H1 2016.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,041	2,329	1,017	1,024	1,127
Premises and equipment	602	630	292	310	315
Other administrative expenses	678	625	358	320	179
Restructuring costs (see below)	790	630	213	577	392
Litigation and conduct costs	396	1,315	342	54	1,284

Administrative expenses	4,507	5,529	2,222	2,285	3,297
Depreciation and amortisation	337	352	169	168	174
Write down of other intangible assets	8	48	8	-	38

Operating expenses	4,852	5,929	2,399	2,453	3,509

Adjusted operating expenses (1)	3,666	3,984	1,844	1,822	1,833

Restructuring costs comprise:
- staff expenses	406	366	115	291	245
- premises, equipment, depreciation and amortisation	250	24	9	241	15
- other	134	240	89	45	132

	790	630	213	577	392

Staff costs as a % of total income	29.5%	38.4%	27.4%	31.9%	37.6%
Cost:income ratio (2)	69.8%	97.7%	64.4%	76.1%	117.2%
Cost:income ratio - adjusted (2,3)	53.1%	71.4%	50.7%	55.8%	66.6%
Employee numbers (FTE - thousands)	75.0	89.2	75.0	76.2	89.2

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Operating lease depreciation included in income (H1 2017 - £72 million; Q2 2017 - £36 million; H1 2016 - £76 million; Q1 2017 - £36 million and Q2 2016 - £38 million).
(3)	Excluding restructuring costs, litigation and conduct costs, own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.

Key points
●
Total operating expenses of £4,852 million were £1,077 million, or 18.2%, lower than H1 2016 reflecting a £919 million reduction in litigation and conduct costs and a £318 million, or 8.0%, reduction in adjusted operating expenses, partially offset by a £160 million increase in restructuring costs.

●
Excluding VAT recoveries of £51 million in H1 2017 and £227 million in H1 2016, adjusted operating expenses reduced by £494 million, or 11.7%, compared with H1 2016 and we remain on track to achieve a £750 million reduction for the full year. The core businesses accounted for £151 million, or 31%, of the reduction with the remainder largely in Capital Resolution, down £282 million or 68.0%.

●	Staff costs of £2,041 million, were £288 million, or 12.4%, lower than H1 2016 underpinned by a 14,200, or 15.9%, reduction in headcount.
●
Restructuring costs of £790 million included an £217 million charge relating to the reduction in our property portfolio, a £134 million charge in Capital Resolution, primarily in respect of Asia-Pacific restructuring, a £73 million net settlement relating to the RBS Netherlands pension scheme and a £50 million provision in respect of the revised package of remedies regarding Williams & Glyn.

●
Litigation and conduct costs of £396 million included a £151 million charge in respect of settlement with the FHFA and a £25 million charge relating to the settlement of the UK 2008 rights issue shareholder litigation.

●
Q2 2017 adjusted operating expenses increased by £22 million compared with Q1 2017 principally reflecting the £51 million VAT release in the previous quarter. Across the core businesses, adjusted operating expenses reduced by £47 million.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Impairment losses/(releases)	£m	£m	£m	£m	£m

Loan impairment losses/(releases)
- individually assessed	50	358	8	42	172
- collectively assessed	103	43	65	38	27
- latent	(1)	11	(5)	4	(10)

Total loan impairment losses	152	412	68	84	189
Securities	(36)	(3)	2	(38)	(3)

Total impairment losses	116	409	70	46	186

	30 June	31 March	31 December
Credit metrics (1)	2017	2017	2016

Gross customer loans	£330,004m	£330,843m	£327,478m
Loan impairment provisions	£3,945m	£4,110m	£4,455m
Risk elements in lending (REIL)	£9,296m	£9,726m	£10,310m
Provisions as a % of REIL	42%	42%	43%
REIL as a % of gross customer loans	2.8%	2.9%	3.1%
Provisions as a % of gross customer loans	1.2%	1.2%	1.4%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Key points
●	A net impairment loss of £116 million, 7 basis points of gross customer loans, compared with a loss of £409 million in H1 2016.
●
Capital Resolution reported a net impairment release of £78 million in H1 2017 compared with a loss of £263 million in H1 2016 which included a £264 million charge in respect of the shipping portfolio.

●
Across the core businesses, net impairment losses increased by £39 million to £168 million, 11 basis points of gross customer loans, compared with H1 2016. UK PBB net impairment losses increased by £32 million to £72 million, 10 basis points of gross customer loans, largely reflecting a reduction in impairment releases. Ulster Bank RoI reported a net impairment release of £11 million compared with £27 million in H1 2016. Commercial Banking net impairment losses of £94 million, 19 basis points of gross customer loans, compared with a loss of £103 million in H1 2016.

●
REIL reduced by £2,493 million, compared with H1 2016, to £9,296 million reflecting Capital Resolution run-down and a portfolio sale in Ulster Bank RoI, partially offset by an increase in the shipping portfolio, foreign exchange movements and the implementation of a revised mortgage methodology in Ulster Bank RoI. REIL represented 2.8% of gross customer loans compared with 3.5% at 30 June 2016 and 3.1% at 31 December 2016.

●	Excluding Capital Resolution and Ulster Bank RoI, REIL were £4.0 billion, or 1.3% of the respective gross customer loans.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)
	30 June	31 December
	2017	2016
Risk asset ratios	%	%

CET1	14.8	13.4
Tier 1	16.7	15.2
Total	20.0	19.2

Capital	£m	£m

Tangible equity	35,682	34,982

Expected loss less impairment provisions	(1,226)	(1,371)
Prudential valuation adjustment	(854)	(532)
Deferred tax assets	(877)	(906)
Own credit adjustments	(142)	(304)
Pension fund assets	(186)	(208)
Cash flow hedging reserve	(575)	(1,030)
Other deductions	52	(8)

Total deductions	(3,808)	(4,359)

CET1 capital	31,874	30,623
AT1 capital	4,041	4,041

Tier 1 capital	35,915	34,664
Tier 2 capital	7,107	9,161

Total regulatory capital	43,022	43,825

Risk-weighted assets

Credit risk
- non-counterparty	157,300	162,200
- counterparty	17,800	22,900
Market risk	16,500	17,400
Operational risk	23,800	25,700

Total RWAs	215,400	228,200

Leverage (2)

Cash and balances at central banks	86,800	74,200
Derivatives	193,500	247,000
Loans and advances	346,800	340,300
Reverse repos	40,000	41,800
Other assets	115,600	95,400

Total assets	782,700	798,700
Derivatives
- netting and variation margin	(193,400)	(241,700)
- potential future exposures	56,700	65,300
Securities financing transactions gross up	1,900	2,300
Undrawn commitments	53,100	58,600
Regulatory deductions and other adjustments	800	100

CRR leverage exposure	701,800	683,300

Tier 1 capital	35,915	34,664

CRR leverage ratio %	5.1	5.1

UK leverage exposure (3)	618,700	614,600

UK leverage ratio % (3)	5.8	5.6

Notes:
(1)
CRR as implemented by the PRA in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full with the exception of unrealised gains on available-for-sale securities which have been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(3)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance
	Half year ended 30 June 2017
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,231	206	1,141	226	161	42	24	333	108	4,472
Other non-interest income	524	90	609	95	34	938	(104)	84	101	2,371
Total income - adjusted (3)	2,755	296	1,750	321	195	980	(80)	417	209	6,843
Own credit adjustments	-	(3)	-	-	-	(48)	(22)	-	-	(73)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(7)	(7)
Strategic disposals	-	-	-	-	-	-	-	-	156	156
Total income	2,755	293	1,750	321	195	932	(102)	417	358	6,919
Direct expenses - staff costs	(329)	(96)	(245)	(74)	(23)	(297)	(26)	(96)	(855)	(2,041)
- other costs	(121)	(24)	(111)	(12)	(7)	(99)	(19)	(20)	(1,212)	(1,625)
Indirect expenses	(963)	(97)	(519)	(132)	(60)	(242)	(88)	(42)	2,143	-
Operating expenses - adjusted (4)	(1,413)	(217)	(875)	(218)	(90)	(638)	(133)	(158)	76	(3,666)
Restructuring costs - direct	(23)	(24)	(40)	-	-	(30)	(130)	-	(543)	(790)
- indirect	(137)	(19)	(77)	(14)	(4)	(73)	(4)	-	328	-
Litigation and conduct costs	(13)	(33)	(4)	-	-	(34)	(272)	-	(40)	(396)
Operating expenses	(1,586)	(293)	(996)	(232)	(94)	(775)	(539)	(158)	(179)	(4,852)
Operating profit/(loss) before impairment (losses)/releases	1,169	--	754	89	101	157	(641)	259	179	2,067
Impairment (losses)/releases	(72)	11	(94)	(7)	(5)	(1)	78	(25)	(1)	(116)
Operating profit/(loss)	1,097	11	660	82	96	156	(563)	234	178	1,951
Operating profit/(loss) - adjusted (3,4)	1,270	90	781	96	100	341	(135)	234	284	3,061
Additional information
Return on equity (5)	27.8%	0.8%	8.2%	7.7%	13.1%	2.3%	nm	22.2%	nm	5.6%
Return on equity - adjusted (3,4,5)	32.4%	6.8%	10.1%	9.3%	13.7%	7.2%	nm	22.2%	nm	11.5%
Cost:income ratio (6)	57.6%	100.0%	55.1%	72.3%	48.2%	83.2%	nm	37.9%	nm	69.8%
Cost:income ratio - adjusted (3,4,6)	51.3%	73.3%	47.9%	67.9%	46.2%	65.1%	nm	37.9%	nm	53.1%
Total assets (£bn)	161.6	24.9	151.9	19.6	24.7	230.9	102.2	26.0	40.9	782.7
Funded assets (£bn) (7)	161.6	24.8	151.9	19.6	24.7	117.0	24.7	26.0	38.8	589.1
Net loans and advances to customers (£bn)	138.5	19.5	98.1	12.8	8.8	17.7	10.1	20.4	0.2	326.1
Risk elements in lending (£bn)	1.8	3.5	1.6	0.1	0.1	-	1.8	0.3	0.1	9.3
Impairment provisions (£bn)	(1.2)	(1.2)	(0.7)	-	-	-	(0.6)	(0.2)	-	(3.9)
Customer deposits (£bn)	149.8	16.9	100.9	26.1	25.5	8.1	7.2	24.9	0.5	359.9
Risk-weighted assets (RWAs) (£bn)	32.9	18.0	76.2	9.0	9.4	31.7	26.6	9.4	2.2	215.4
RWA equivalent (£bn) (5)	35.8	19.1	79.5	9.0	9.4	33.4	31.7	9.9	2.5	230.3
Employee numbers (FTEs - thousands) (8)	17.7	2.9	5.2	1.7	0.8	5.5	0.2	4.1	36.9	75.0

For the notes to this table refer to page 24. nm = not meaningful

Segment performance
	Quarter ended 30 June 2017
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,120	101	574	114	81	13	(9)	168	76	2,238
Other non-interest income	258	49	311	47	16	459	(19)	43	202	1,366

Total income adjusted (3)	1,378	150	885	161	97	472	(28)	211	278	3,604
Own credit adjustments	-	(2)	-	-	-	(28)	(15)	-	1	(44)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(9)	(9)
Strategic disposals	-	-	-	-	-	-	-	-	156	156
Total income	1,378	148	885	161	97	444	(43)	211	426	3,707
Direct expenses - staff costs	(166)	(47)	(120)	(36)	(11)	(142)	(10)	(43)	(442)	(1,017)
- other costs	(57)	(12)	(56)	(5)	(4)	(48)	(10)	(9)	(626)	(827)
Indirect expenses	(474)	(50)	(251)	(64)	(32)	(127)	(44)	(22)	1,064	-
Operating expenses - adjusted (4)	(697)	(109)	(427)	(105)	(47)	(317)	(64)	(74)	(4)	(1,844)
Restructuring costs - direct	(3)	(5)	(1)	-	-	(10)	(60)	-	(134)	(213)
Restructuring costs - indirect	(26)	(4)	(17)	(3)	(1)	(25)	12	-	64	-
Litigation and conduct costs	(9)	(33)	(1)	-	-	(3)	(266)	-	(30)	(342)

Operating expenses	(735)	(151)	(446)	(108)	(48)	(355)	(378)	(74)	(104)	(2,399)

Operating profit/(loss) before impairment (losses)/releases	643	(3)	439	53	49	89	(421)	137	322	1,308
Impairment (losses)/releases	(40)	(13)	(33)	(4)	2	(1)	33	(14)	-	(70)

Operating profit/(loss)	603	(16)	406	49	51	88	(388)	123	322	1,238

Operating profit/(loss) - adjusted (3,4)	641	28	425	52	52	154	(59)	123	274	1,690
Additional information
Return on equity (5)	30.8%	(2.4%)	10.7%	9.6%	14.0%	2.9%	nm	23.5%	nm	8.0%
Return on equity - adjusted (3,4,5)	32.8%	4.3%	11.4%	10.3%	14.3%	6.6%	nm	23.5%	nm	12.9%
Cost:income ratio (6)	53.3%	102.0%	48.3%	67.1%	49.5%	80.0%	nm	35.1%	nm	64.4%
Cost:income ratio - adjusted (3,4,6)	50.6%	72.7%	46.1%	65.2%	48.5%	67.2%	nm	35.1%	nm	50.7%
Total assets (£bn)	161.6	24.9	151.9	19.6	24.7	230.9	102.2	26.0	40.9	782.7
Funded assets (£bn) (7)	161.6	24.8	151.9	19.6	24.7	117.0	24.7	26.0	38.8	589.1
Net loans and advances to customers (£bn)	138.5	19.5	98.1	12.8	8.8	17.7	10.1	20.4	0.2	326.1
Risk elements in lending (£bn)	1.8	3.5	1.6	0.1	0.1	-	1.8	0.3	0.1	9.3
Impairment provisions (£bn)	(1.2)	(1.2)	(0.7)	-	-	-	(0.6)	(0.2)	-	(3.9)
Customer deposits (£bn)	149.8	16.9	100.9	26.1	25.5	8.1	7.2	24.9	0.5	359.9
Risk-weighted assets (RWAs) (£bn)	32.9	18.0	76.2	9.0	9.4	31.7	26.6	9.4	2.2	215.4
RWA equivalent (£bn) (5)	35.8	19.1	79.5	9.0	9.4	33.4	31.7	9.9	2.5	230.3
Employee numbers (FTEs - thousands) (8)	17.7	2.9	5.2	1.7	0.8	5.5	0.2	4.1	36.9	75.0

For the notes to this table refer to page 24. nm = not meaningful.

Segment performance
	Half year ended 30 June 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,109	198	1,067	226	151	43	168	324	47	4,333
Other non-interest income	506	92	632	105	34	638	(473)	87	(405)	1,216

Total income - adjusted (3)	2,615	290	1,699	331	185	681	(305)	411	(358)	5,549
Own credit adjustments	-	3	-	-	-	137	184	-	126	450
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(130)	(130)
Strategic disposals	-	-	-	-	-	-	(51)	-	246	195

Total income	2,615	293	1,699	331	185	818	(172)	411	(116)	6,064
Direct expenses - staff costs	(361)	(97)	(265)	(77)	(22)	(131)	(62)	(125)	(1,189)	(2,329)
- other costs	(162)	(13)	(111)	(23)	(8)	(21)	(64)	(33)	(1,220)	(1,655)
Indirect expenses	(987)	(85)	(557)	(156)	(38)	(488)	(289)	(39)	2,639	-

Operating expenses - adjusted (4)	(1,510)	(195)	(933)	(256)	(68)	(640)	(415)	(197)	230	(3,984)
Restructuring costs - direct	(51)	(24)	(1)	(1)	(1)	(10)	(12)	(45)	(485)	(630)
- indirect	(60)	(1)	(40)	(19)	(2)	(23)	(25)	-	170	-
Litigation and conduct costs	(421)	(92)	(10)	(2)	-	(56)	(26)	-	(708)	(1,315)

Operating expenses	(2,042)	(312)	(984)	(278)	(71)	(729)	(478)	(242)	(793)	(5,929)

Operating profit/(loss) before impairment (losses)/releases	573	(19)	715	53	114	89	(650)	169	(909)	135
Impairment (losses)/releases	(40)	27	(103)	(2)	(11)	-	(263)	(17)	-	(409)
Operating profit/(loss)	533	8	612	51	103	89	(913)	152	(909)	(274)

Operating profit/(loss) - adjusted (3,4)	1,065	122	663	73	106	41	(983)	197	(128)	1,156

Additional information
Return on equity (5)	11.9%	0.6%	8.1%	5.1%	15.4%	0.8%	nm	14.3%	nm	(10.3%)
Return on equity - adjusted (3,4,5)	25.5%	9.3%	8.9%	7.6%	15.9%	(0.5%)	nm	18.6%	nm	(3.2%)
Cost:income ratio (6)	78.1%	106.5%	56.1%	84.0%	38.4%	89.1%	nm	58.9%	nm	97.7%
Cost:income ratio - adjusted (3,4,6)	57.7%	67.2%	53.0%	77.3%	36.8%	94.0%	nm	47.9%	nm	71.4%
Total assets (£bn)	151.2	24.3	146.3	17.8	24.6	284.0	208.0	24.9	20.5	901.6
Funded assets (£bn) (7)	151.2	24.1	146.3	17.7	24.6	125.6	44.7	24.9	16.5	575.6
Net loans and advances to customers (£bn)	126.0	18.9	99.2	11.8	8.5	21.6	19.9	20.3	0.4	326.6
Risk elements in lending (£bn)	2.3	4.3	2.2	0.1	0.1	-	2.4	0.4	-	11.8
Impairment provisions (£bn)	(1.5)	(2.5)	(1.0)	-	-	-	(1.1)	(0.3)	(0.1)	(6.5)
Customer deposits (£bn)	140.4	14.7	96.7	25.4	24.1	8.3	18.8	23.9	3.5	355.8
Risk-weighted assets (RWAs) (£bn)	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2
RWA equivalent (£bn) (5)	41.3	20.8	81.5	8.1	9.6	37.2	43.2	10.4	3.3	255.4
Employee numbers (FTEs - thousands)	20.0	3.2	5.9	1.8	0.7	1.3	0.9	5.2	50.2	89.2
For the notes to this table please refer to page 24. nm = not meaningful.

Segment performance
	Quarter ended 31 March 2017
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,111	105	567	112	80	29	33	165	32	2,234
Other non-interest income	266	41	298	48	18	479	(85)	41	(101)	1,005
Total income - adjusted (3)	1,377	146	865	160	98	508	(52)	206	(69)	3,239
Own credit adjustments	-	(1)	-	-	-	(20)	(7)	-	(1)	(29)
Gain on redemption of own debt	-	-	-	-	-	-	-	-	2	2
Total income	1,377	145	865	160	98	488	(59)	206	(68)	3,212

Direct expenses - staff costs	(163)	(49)	(125)	(38)	(12)	(155)	(16)	(53)	(413)	(1,024)
- other costs	(64)	(12)	(55)	(7)	(3)	(51)	(9)	(11)	(586)	(798)
Indirect expenses	(489)	(47)	(268)	(68)	(28)	(115)	(44)	(20)	1,079	-

Operating expenses - adjusted (4)	(716)	(108)	(448)	(113)	(43)	(321)	(69)	(84)	80	(1,822)
Restructuring costs - direct	(20)	(19)	(39)	-	-	(20)	(70)	-	(409)	(577)
Restructuring costs - indirect	(111)	(15)	(60)	(11)	(3)	(48)	(16)	-	264	-
Litigation and conduct costs	(4)	-	(3)	-	-	(31)	(6)	-	(10)	(54)

Operating expenses	(851)	(142)	(550)	(124)	(46)	(420)	(161)	(84)	(75)	(2,453)

Operating profit/(loss) before impairment (losses)/releases	526	3	315	36	52	68	(220)	122	(143)	759
Impairment (losses)/releases	(32)	24	(61)	(3)	(7)	-	45	(11)	(1)	(46)

Operating profit/(loss)	494	27	254	33	45	68	(175)	111	(144)	713

Operating profit/(loss) - adjusted (3,4)	629	62	356	44	48	187	(76)	111	10	1,371
Additional information
Return on equity (5)	24.8%	4.0%	5.7%	6.0%	12.0%	1.7%	nm	20.9%	nm	3.1%
Return on equity - adjusted (3,4,5)	32.0%	9.3%	8.9%	8.6%	13.0%	7.9%	nm	20.9%	nm	9.7%
Cost:income ratio (6)	61.8%	97.9%	62.0%	77.5%	46.9%	86.1%	nm	40.8%	nm	76.1%
Cost:income ratio - adjusted (3,6)	52.0%	74.0%	49.7%	70.6%	43.9%	63.2%	nm	40.8%	nm	55.8%
Total assets (£bn)	159.1	24.7	153.3	18.1	25.1	225.3	119.2	25.8	32.7	783.3
Funded assets (£bn) (7)	159.1	24.6	153.3	18.1	25.1	113.9	29.2	25.8	30.1	579.2
Net loans and advances to customers (£bn)	135.8	19.0	99.7	12.5	8.9	17.9	12.3	20.6	-	326.7
Risk elements in lending (£bn)	1.9	3.5	1.7	0.1	0.1	-	2.1	0.3	-	9.7
Impairment provisions (£bn)	(1.2)	(1.1)	(0.8)	-	-	-	(0.7)	(0.2)	(0.1)	(4.1)
Customer deposits (£bn)	146.3	16.6	97.2	25.7	25.3	8.0	7.6	24.0	0.8	351.5
Risk-weighted assets (RWAs) (£bn)	32.7	17.7	77.8	8.7	9.5	34.1	30.5	9.7	1.0	221.7
RWA equivalent (£bn) (5)	35.7	18.9	81.8	8.7	9.5	36.0	32.7	10.2	1.2	234.7
Employee numbers (FTEs - thousands) (8)	18.2	3.1	5.4	1.7	0.8	5.7	0.3	4.3	36.7	76.2

For the notes to this table refer to following page 24. nm = not meaningful.

Segment performance
	Quarter ended 30 June 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,090	93	531	113	76	24	82	162	6	2,177
Other non-interest income	250	42	315	53	19	380	(438)	44	(107)	558
Total income - adjusted (3)	1,340	135	846	166	95	404	(356)	206	(101)	2,735
Own credit adjustments	-	-	-	-	-	73	76	-	45	194
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(130)	(130)
Strategic disposal	-	-	-	-	-	-	(45)	-	246	201

Total income	1,340	135	846	166	95	477	(325)	206	60	3,000
Direct expenses - staff costs	(180)	(46)	(134)	(37)	(12)	(64)	(17)	(63)	(574)	(1,127)
- other costs	(99)	(2)	(62)	(9)	(3)	(7)	(31)	(18)	(475)	(706)
Indirect expenses	(503)	(43)	(301)	(73)	(18)	(238)	(135)	(18)	1,329	-

Operating expenses - adjusted (4)	(782)	(91)	(497)	(119)	(33)	(309)	(183)	(99)	280	(1,833)
Restructuring costs - direct	(38)	(18)	-	-	(1)	(10)	(5)	(25)	(295)	(392)
Restructuring costs - indirect	(51)	(1)	(41)	(4)	(1)	(11)	(16)	-	125	-
Litigation and conduct costs	(421)	(92)	(8)	(2)	-	(38)	(16)	-	(707)	(1,284)
Operating expenses	(1,292)	(202)	(546)	(125)	(35)	(368)	(220)	(124)	(597)	(3,509)

Operating profit/(loss) before impairment (losses)/releases	48	(67)	300	41	60	109	(545)	82	(537)	(509)
Impairment (losses)/releases	(24)	14	(89)	-	(9)	-	(67)	(11)	-	(186)
Operating profit/(loss)	24	(53)	211	41	51	109	(612)	71	(537)	(695)
Operating profit/(loss) - adjusted (3,4)	534	58	260	47	53	95	(606)	96	179	716
Additional information
Return on equity (5)	(0.4%)	(8.2%)	4.9%	8.6%	15.0%	4.3%	nm	13.3%	nm	(11.0%)
Return on equity - adjusted (3,4,5)	24.2%	9.0%	6.6%	9.9%	15.7%	3.5%	nm	18.0%	nm	3.2%
Cost:income ratio (6)	96.4%	149.6%	63.0%	75.3%	36.8%	77.1%	nm	60.2%	nm	117.2%
Cost:income ratio - adjusted (3,4,6)	58.4%	67.4%	57.0%	71.7%	34.7%	76.5%	nm	48.1%	nm	66.6%
Total assets (£bn)	151.2	24.3	146.3	17.8	24.6	284.0	208.0	24.9	20.5	901.6
Funded assets (£bn) (7)	151.2	24.1	146.3	17.7	24.6	125.6	44.7	24.9	16.5	575.6
Net loans and advances to customers (£bn)	126.0	18.9	99.2	11.8	8.5	21.6	19.9	20.3	0.4	326.6
Risk elements in lending (£bn)	2.3	4.3	2.2	0.1	0.1	-	2.4	0.4	-	11.8
Impairment provisions (£bn)	(1.5)	(2.5)	(1.0)	-	-	-	(1.1)	(0.3)	(0.1)	(6.5)
Customer deposits (£bn)	140.4	14.7	96.7	25.4	24.1	8.3	18.8	23.9	3.5	355.8
Risk-weighted assets (RWAs) (£bn)	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2
RWA equivalent (£bn) (5)	41.3	20.8	81.5	8.1	9.6	37.2	43.2	10.4	3.3	255.4
Employee numbers (FTEs - thousands)	20.0	3.2	5.9	1.8	0.7	1.3	0.9	5.2	50.2	89.2

Notes:
(1)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)	Central items include unallocated transactions which principally comprise volatile items under IFRS and balances in relation to international private banking for Q1 2016.
(3)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(4)	Excluding restructuring costs and litigation and conduct costs.
(5)
RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders. Core business adjusted (2,3) return on equity was 14.1% (Return on equity for Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and NatWest Markets combined).

(6)	Operating lease depreciation included in income (H1 2017 - £72 million; Q2 2017 - £36 million; H1 2016 - £76 million; Q1 2017 - £36 million; and Q2 2016 - £38 million).
(7)	Funded assets exclude derivative assets.
(8)	On 1 January 2017 4.5 thousand employees on a FTE basis were transferred from Central items to NatWest Markets in preparation for ring-fencing.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income	2,231	2,109	1,120	1,111	1,090
Net fees and commissions	493	498	246	247	243
Other non-interest income	31	8	12	19	7
Non-interest income	524	506	258	266	250

Total income	2,755	2,615	1,378	1,377	1,340
Direct expenses
- staff costs	(329)	(361)	(166)	(163)	(180)
- other costs	(121)	(162)	(57)	(64)	(99)
Indirect expenses	(963)	(987)	(474)	(489)	(503)
Restructuring costs
- direct	(23)	(51)	(3)	(20)	(38)
- indirect	(137)	(60)	(26)	(111)	(51)
Litigation and conduct costs	(13)	(421)	(9)	(4)	(421)

Operating expenses	(1,586)	(2,042)	(735)	(851)	(1,292)

Profit before impairment losses	1,169	573	643	526	48
Impairment losses	(72)	(40)	(40)	(32)	(24)

Operating profit	1,097	533	603	494	24

Operating expenses - adjusted (1)	(1,413)	(1,510)	(697)	(716)	(782)
Operating profit - adjusted (1)	1,270	1,065	641	629	534

Analysis of income by product
Personal advances	452	413	227	225	209
Personal deposits	401	363	197	204	195
Mortgages	1,195	1,137	605	590	573
Cards	270	316	133	137	174
Business banking	393	370	199	194	188
Other	44	16	17	27	1

Total income	2,755	2,615	1,378	1,377	1,340

Analysis of impairments by sector
Personal advances	70	20	42	28	14
Mortgages	(32)	18	(14)	(18)	14
Business banking	7	1	5	2	1
Cards	27	1	7	20	(5)

Total impairment losses	72	40	40	32	24

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance ratios	2017	2016	2017	2017	2016

Return on equity (1)	27.8%	11.9%	30.8%	24.8%	(0.4%)
Return on equity - adjusted (1,2)	32.4%	25.5%	32.8%	32.0%	24.2%
Net interest margin	2.97%	3.07%	2.92%	3.01%	3.12%
Cost:income ratio	57.6%	78.1%	53.3%	61.8%	96.4%
Cost:income ratio - adjusted (2)	51.3%	57.7%	50.6%	52.0%	58.4%

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- personal advances	6.2	6.1	2%	6.0	3%
- mortgages	123.0	120.6	2%	117.1	5%
- business banking	6.8	6.6	3%	6.4	6%
- cards	3.7	3.7	-	3.9	(5%)

Total loans and advances to customers (gross)	139.7	137.0	2%	133.4	5%
Loan impairment provisions	(1.2)	(1.2)	-	(1.3)	(8%)

Net loans and advances to customers	138.5	135.8	2%	132.1	5%

Total assets	161.6	159.1	2%	155.6	4%
Funded assets	161.6	159.1	2%	155.6	4%
Risk elements in lending	1.8	1.9	(5%)	2.0	(10%)
Provision coverage (3)	63%	64%	(100bp)	65%	(200bp)

Customer deposits
- personal current accounts	44.4	43.5	2%	42.1	5%
- personal savings	81.8	80.4	2%	81.4	-
- business banking	23.6	22.4	5%	22.3	6%

Total customer deposits	149.8	146.3	2%	145.8	3%

Assets under management (excluding deposits)	4.5	4.3	5%	4.2	7%
Loan:deposit ratio (excluding repos)	92%	93%	(100bp)	91%	100bp

Risk-weighted assets
- credit risk (non-counterparty)	25.0	24.8	1%	24.8	1%
- operational risk	7.9	7.9	-	7.9	-

Total risk-weighted assets	32.9	32.7	1%	32.7	1%

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK Personal & Business Banking

Key points
UK PBB increased total income by £140 million, or 5.4%, compared with H1 2016 supported by a 9.9% increase in net loans and advances, which more than offset margin contraction. Adjusted operating expenses decreased by £97 million, or 6.4%, compared with H1 2016 reflecting reduced headcount and lower back-office operations costs. A net impairment charge of £72 million, 10 basis points of gross customer loans, reflects continued benign credit conditions. Compared with FY 2016, RWAs have reduced by £0.4 billion, excluding volume growth.

Serving our customers
●
UK PBB continues to invest in our digital channel offering and now has 4.52 million customers regularly using our mobile app, 8% higher than December 2016. Further enhancements were made during H1 2017, along with the introduction of a ‘TechXpert’ in every branch to support customers in the use of digital banking tools. NatWest was awarded Best Banking App at the British Bank Awards in 2017 and we continue to receive very positive customer feedback.

●
UK PBB continued to deliver strong support to personal customers with gross new mortgage lending of £14.5 billion in H1 2017, broadly in line with H1 2016. We continued to drive improvements in our customer mortgage experience with NatWest Intermediary Solutions named Best Overall Lender at the 2017 Mortgage Advice Bureau Awards. Personal unsecured loans also saw balance growth of 6% compared with H1 2016 supported by an improved customer experience, with increased mobile functionality and simplified application processing resulting in digital loan sales growth of 23% compared with H1 2016. Our overall personal unsecured risk appetite remains consistent with H1 2016, with new business quality broadly stable on H1 2016.

●
The Reward proposition continued to grow with more than 1,350,000 customer accounts, 17% higher than December 2016. We repositioned the Reward account proposition from 26 June 2017, including the introduction of minimum customer criteria, to maintain acceptable returns in a continuing lower interest rate environment.

●
Our free Financial Health Check continues to provide personal and business customers with advice on their financial position and what options are open to them, including adoption of digital banking. More than 660,000 Financial Health Checks have been completed in H1 2017.

●
Our business banking segment continues to deliver customer improvements with an enhanced digital offering and a simplified new lending process for loans up to £35,000, delivering same day loan approval and supporting ongoing productivity improvements. Our business banking risk appetite remains consistent with H1 2016 with new business quality broadly stable on H1 2016.

●
NatWest personal banking NPS was stable over the first half at 13, although we recognise that significant work is required to improve customer experience across Royal Bank of Scotland personal banking and business banking.

Financial performance H1 2017 compared with H1 2016
●
Operating profit was £1,097 million compared with £533 million in H1 2016. The increase was driven by £140 million higher income, a £97 million reduction in adjusted operating expenses and a £408 million reduction in litigation and conduct charges, partially offset by a £49 million increase in restructuring costs and a £32 million higher impairment charge.

●
Income of £2,755 million was £140 million, or 5.4%, higher than H1 2016. Net interest income increased by £122 million, or 5.8%, principally reflecting strong balance growth and savings re-pricing benefits. Net interest margin declined by 10 basis points to 2.97% driven by lower mortgage margins, asset mix and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016.

●
Adjusted operating expenses decreased by £97 million, or 6.4%, to £1,413 million compared with H1 2016 supported by a net FSCS levy release of £4 million compared with a £42 million charge in H1 2016. Direct staff costs were £32 million, or 8.9%, lower with headcount 12% lower. Indirect expenses were £24 million lower with ongoing customer service operations £30 million lower following process and productivity improvements, partly offset by increased technology infrastructure costs.

●	A restructuring charge of £160 million included a £92 million charge for property exits taken in Q1 2017 as we rationalised our back office property location strategy and branch distribution network.

UK Personal & Business Banking

●
The net impairment charge of £72 million, or 10 basis points of gross customer loans, reflects continued benign credit conditions and compared with a £40 million charge in H1 2016. In H1 2017 we continued to see provision releases in mortgages and business banking, however, there were minimal personal unsecured releases in H1 2017 compared with H1 2016. Defaults in H1 2017 remained at very low levels across all portfolios compared to historic levels, although a little higher than in H1 2016.

●
Net loans and advances increased by £12.5 billion, or 9.9%, to £138.5 billion as UK PBB continued to deliver support for both personal and business customers. Gross new mortgage lending in H1 2017 was £14.5 billion with market share of new mortgages at approximately 11.9% resulting in stock share of approximately 9.1% at 30 June 2017 compared with 8.8% at 31 December 2016 and 8.6% at 30 June 2016. Positive momentum continued across business banking lending with net balances up 4% compared with 30 June 2016, excluding transfers of £0.6 billion from Commercial Banking.

●	Customer deposits increased by £9.4 billion, or 6.7%, to £149.8 billion, driven by strong personal current account growth.
●
RWAs of £32.9 billion reduced by £4.1 billion, or 11.1%, compared with H1 2016 primarily due to recalibration improvements in mortgage risk parameter models and overall improved credit quality, partially offset by loan growth.

Q2 2017 compared with Q1 2017
●	Operating profit increased by £109 million compared with Q1 2017 principally driven by lower restructuring costs. Adjusted operating profit increased by £12 million to £641 million.
●	Net interest margin decreased by 9 basis points to 2.92% driven by asset mix, lower mortgage new business margins and reduced current account hedge income.
●	Compared with Q1 2017, non-interest income decreased by £8 million principally reflecting a £7 million debt sale profit in the previous quarter.
●	An impairment charge of £40 million was £8 million higher than Q1 2017 mainly due to lower portfolio provision releases. Default levels remained stable.

Q2 2017 compared with Q2 2016
●
Operating profit increased by £579 million compared with Q2 2016 primarily due to a reduction in litigation and conduct costs. Adjusted operating profit increased by £107 million, or 20.0%, to £641 million.

●
Net interest income increased by £30 million, or 2.8%, compared with Q2 2016 driven by strong balance growth partially offset by reduced net interest margin. Net interest margin decreased 20 basis points driven by reduced mortgage margins and lower deposit hedge income, partially offset by savings re-pricing benefits.

Ulster Bank RoI (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income	206	198	101	105	93

Net fees and commissions	47	42	26	21	21
Other non-interest income	43	50	23	20	21
Own credit adjustment	(3)	3	(2)	(1)	-

Non-interest income	87	95	47	40	42

Total income	293	293	148	145	135

Direct expenses
- staff costs	(96)	(97)	(47)	(49)	(46)
- other costs	(24)	(13)	(12)	(12)	(2)
Indirect expenses	(97)	(85)	(50)	(47)	(43)
Restructuring costs
- direct	(24)	(24)	(5)	(19)	(18)
- indirect	(19)	(1)	(4)	(15)	(1)
Litigation and conduct costs	(33)	(92)	(33)	-	(92)

Operating expenses	(293)	(312)	(151)	(142)	(202)

Operating (loss)/profit before impairment releases/(losses)	-	(19)	(3)	3	(67)
Impairment releases/(losses)	11	27	(13)	24	14

Operating profit/(loss)	11	8	(16)	27	(53)

Total income - adjusted (1)	296	290	150	146	135
Operating expenses - adjusted (2)	(217)	(195)	(109)	(108)	(91)
Operating profit - adjusted (1,2)	90	122	28	62	58

Average exchange rate - £/€	1.163	1.284	1.163	1.162	1.270

Analysis of income by business
Corporate	88	99	43	45	43
Retail	204	195	104	100	95
Other	1	(1)	1	-	(3)

Total income	293	293	148	145	135

Analysis of impairments by sector
Mortgages	1	(1)	15	(14)	(2)
Commercial real estate
- investment	2	(5)	-	2	-
- development	(6)	(7)	(3)	(3)	(5)
Other lending	(8)	(14)	1	(9)	(7)

Total impairment (releases)/losses	(11)	(27)	13	(24)	(14)

Performance ratios
Return on equity (3)	0.8%	0.6%	(2.4%)	4.0%	(8.2%)
Return on equity - adjusted (1,2,3)	6.8%	9.3%	4.3%	9.3%	9.0%
Net interest margin	1.67%	1.64%	1.60%	1.74%	1.54%
Cost:income ratio	100.0%	106.5%	102.0%	97.9%	149.6%
Cost:income ratio - adjusted (1,2)	73.3%	67.2%	72.7%	74.0%	67.4%

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 14% (11% prior to Q1 2017) of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 15% tax rate up to and including FY 2016, nil tax thereafter.

Ulster Bank RoI (£ Sterling)

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
Mortgages	15.4	15.0	3%	15.3	1%
Commercial real estate
- investment	0.8	0.8	-	0.7	14%
- development	0.2	0.2	-	0.2	-
Other lending	4.3	4.1	5%	3.9	10%

Total loans and advances to customers (gross)	20.7	20.1	3%	20.1	3%
Loan impairment provisions
- mortgages	(0.9)	(0.9)	-	(0.9)	-
- commercial real estate
- investment	-	(0.1)	(100%)	-	-
- development	-	-	-	-	-
Other lending	(0.3)	(0.1)	200%	(0.3)	-

Total loan impairment provisions	(1.2)	(1.1)	9%	(1.2)	-

Net loans and advances to customers	19.5	19.0	3%	18.9	3%

Total assets	24.9	24.7	1%	24.1	3%
Funded assets	24.8	24.6	1%	24.0	3%
Risk elements in lending
- mortgages	3.2	3.1	3%	3.1	3%
- commercial real estate
- investment	-	0.1	(100%)	-	-
- development	-	-	-	-	-
Other lending	0.3	0.3	-	0.4	(25%)

Total risk elements in lending	3.5	3.5	-	3.5	-
Provision coverage (1)	33%	33%	-	34%	(100bp)

Customer deposits	16.9	16.6	2%	16.1	5%
Loan:deposit ratio (excluding repos)	115%	114%	100bp	117%	(200bp)

Risk-weighted assets
- credit risk
- non-counterparty	17.0	16.7	2%	16.9	1%
- counterparty	0.1	0.1	-	0.1	-
- operational risk	0.9	0.9	-	1.1	(18%)

Total risk-weighted assets	18.0	17.7	2%	18.1	(1%)

Spot exchange rate - £/€	1.138	1.171		1.168

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI (€ Euro)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	€m	€m	€m	€m	€m

Net interest income	240	254	118	122	118

Net fees and commissions	55	54	31	24	27
Other non-interest income	50	65	27	23	27
Own credit adjustment	(4)	4	(3)	(1)	-

Non-interest income	101	123	55	46	54

Total income	341	377	173	168	172

Direct expenses
- staff costs	(112)	(124)	(55)	(57)	(58)
- other costs	(29)	(18)	(16)	(13)	(3)
Indirect expenses	(113)	(110)	(58)	(55)	(55)
Restructuring costs
- direct	(27)	(31)	(5)	(22)	(23)
- indirect	(22)	(1)	(5)	(17)	(1)
Litigation and conduct costs	(39)	(118)	(39)	-	(118)

Operating expenses	(342)	(402)	(178)	(164)	(258)

Operating (loss)/profit before impairment releases/(losses)	(1)	(25)	(5)	4	(86)
Impairment releases/(losses)	13	34	(15)	28	17

Operating profit/(loss)	12	9	(20)	32	(69)

Total income - adjusted (1)	345	373	176	169	172
Operating expenses - adjusted (2)	(254)	(252)	(129)	(125)	(116)
Operating profit - adjusted (1,2)	104	155	32	72	73

Analysis of income by business
Corporate	102	128	50	52	55
Retail	237	251	121	116	121
Other	2	(2)	2	-	(4)

Total income	341	377	173	168	172

Analysis of impairments by sector
Mortgages	1	(1)	17	(16)	(3)
Commercial real estate
- investment	3	(6)	-	3	-
- development	(6)	(8)	(3)	(3)	(6)
Other lending	(11)	(19)	1	(12)	(8)

Total impairment (releases)/losses	(13)	(34)	15	(28)	(17)

Performance ratios
Return on equity (3)	0.8%	0.6%	(2.4%)	4.0%	(8.2%)
Return on equity - adjusted (1,2,3)	6.8%	9.3%	4.3%	9.3%	9.0%
Net interest margin	1.67%	1.64%	1.60%	1.74%	1.54%
Cost:income ratio	100.0%	106.5%	102.0%	97.9%	149.6%
Cost:income ratio - adjusted (1,2)	73.3%	67.2%	72.7%	74.0%	67.4%

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 14% (11% prior to Q1 2017) of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 15% tax rate up to and including FY 2016, nil tax thereafter.

Ulster Bank RoI (€ Euro)

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	€bn	€bn	Change	€bn	Change

Loans and advances to customers (gross)
- mortgages	17.5	17.6	(1%)	17.9	(2%)
- commercial real estate
- investment	0.9	0.9	-	0.8	13%
- development	0.2	0.2	-	0.3	(33%)
Other lending	4.9	4.8	2%	4.5	9%

Total loans and advances to customers (gross)	23.5	23.5	-	23.5	-
Loan impairment provisions
- mortgages	(1.0)	(1.0)	-	(1.1)	(9%)
- commercial real estate
- investment	-	(0.1)	(100%)	-	-
- development	-	-	-	-	-
Other lending	(0.3)	(0.2)	50%	(0.3)	-

Total loan impairment provisions	(1.3)	(1.3)	-	(1.4)	(7%)

Net loans and advances to customers	22.2	22.2	-	22.1	-

Total assets	28.3	28.9	(2%)	28.2	-
Funded assets	28.2	28.8	(2%)	28.0	1%
Risk elements in lending
- mortgages	3.6	3.7	(3%)	3.7	(3%)
- commercial real estate
- investment	-	0.1	(100%)	-	-
- development	-	-	-	-	-
Other lending	0.4	0.2	100%	0.4	-

Total risk elements in lending	4.0	4.0	-	4.1	(2%)
Provision coverage (1)	33%	33%	-	34%	(100bp)

Customer deposits	19.3	19.4	(1%)	18.8	3%
Loan:deposit ratio (excluding repos)	115%	114%	100bp	117%	(200bp)

Risk-weighted assets
- credit risk
- non-counterparty	19.3	19.6	(2%)	19.7	(2%)
- counterparty	0.1	0.1	-	0.1	-
- operational risk	1.1	1.1	-	1.3	(15%)

Total risk-weighted assets	20.5	20.8	(1%)	21.1	(3%)

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank RoI (€ Euro)

Key points
Ulster Bank RoI (Ulster Bank) continued to support the Irish economy with an 11% increase in gross new lending compared with H1 2016. In addition, investment in technology combined with process improvements has driven further cost efficiencies. We continue to reposition capital, with RWAs in the tracker mortgage portfolio down by 22.5% and REILs down by 23.1% compared with H1 2016.

Serving our customers
●
New lending increased 11% on prior year levels supported by successful home mover advertising campaigns, competitive rates for low LTV and high value mortgage customers and an improved customer proposition for personal and commercial customers.

●
Ulster Bank has narrowed the gap to number one in the market for customer trust and advocacy as evidenced by the Retail Personal NPS score of (5) this quarter, the highest score in 5 years and 6 points improved on prior year. Since 2016, scores have improved for SME business customers too, up from 8 to 131.

●
Investment in the digital platform has focused on providing enhancements that make it easier for customers to bank with us. Ulster Bank was amongst the first banks in Ireland to introduce Apple Pay and Android Pay in H1 2017 with registrations exceeding expectations.

●
Ulster Bank expanded it’s partnership with the Strategic Banking Corporation of Ireland (SBCI) to offer working capital finance to agricultural businesses at a lower interest rate of 2.95% and over more flexible terms, contributing to the ongoing financial sustainability of farming enterprises.

●
Ulster Bank launched ‘Business Achievers’ in June 2017, a business portal and networking hub designed to connect business owners and entrepreneurs to industry thought leaders, generate new business opportunities and deliver solid and supportive connections.

●
The deposit rating and outlook for Ulster Bank Ireland DAC was upgraded by Moody’s rating agency in June 2017, re-affirming the positive progress made in transforming the business and reducing the volume of legacy non-performing assets.

Financial performance H1 2017 compared with H1 2016
●
An operating profit of €12 million compared with €9 million in H1 2016. An adjusted operating profit of €104 million was €51 million lower than H1 2016 reflecting reduced income on free funds and lower net impairment releases. The core business is performing ahead of expectations, however comparisons to prior year performance are impacted by a number of one-off items in both H1 2016 and H1 2017.

●	A non-recurring profit of €37 million relating to asset disposals was recognised in H1 2016, of which €10 million was reported in income.
●
Adjusted income of €345 million was €28 million, or 7.5%, lower than H1 2016. Excluding the €10 million asset disposal gain in H1 2016, and €38 million reduction in income on free funds, income increased by €20 million primarily due to the benefit of one off income adjustments in H1 2017 of €15 million, combined with higher lending income and reduced funding costs. Partially offsetting this was a €7 million reduction in FX income associated with an interim adjustment to the pricing of FX transactions between Ulster Bank and NatWest markets, pending completion of a detailed pricing review. Net interest margin of 1.67% was 3 basis points higher than H1 2016, reflecting a combination of improved deposit and loan margins, one off income adjustments in H1 2017 and successful deleveraging measures in 2016 which have reduced the concentration of low yielding non performing loans.

●
Adjusted operating expenses of €254 million were 0.8% higher than H1 2016 primarily due to €19 million of one-off accrual releases in H1 2016, compared with €12 million of releases in H1 2017, and a €5 million reduction in costs recharged to other business segments. This was partially offset by continued progress in the delivery of cost saving initiatives as evidenced by a 9.4% reduction in headcount and 9.7% reduction in staff costs compared with H1 2016.

●
Restructuring costs increased by €17 million, or 53.1%, primarily driven by announcements in Q1 2017 to invest in and restructure the bank, including the closure of 22 branches, 11 of which were completed in Q2 2017.

●
Ulster Bank recognised a €39 million conduct and litigation provision in Q2 2017 for remediation and project costs associated with legacy business issues where errors may have occurred. This was identified as part of a review of the wider personal and commercial loan portfolio extending from the tracker mortgage examination programme.

Ulster Bank RoI (€ Euro)

●
A net impairment release of €13 million compared with a €34 million release in H1 2016. The decrease was driven by a combination of material gains associated with asset disposals in H1 2016 and refinements to the mortgage provision models in H1 2017 which led to a one off impairment charge in Q2 2017. REILs were €1.2 billion, or 23.1%, lower than H1 2016 reflecting a combination of asset sales and credit quality improvements.

●	Ulster Bank added a further €1.3 billion of gross new lending in the first half of the year, up 11% compared with H1 2016.
●
Effective liquidity management contributed to a €1.8 billion, or 10.3%, increase in customer deposit balances compared to H1 2016 and supported a 14 percentage point reduction in loan:deposit ratio to 115%.

●
RWAs of €20.5 billion reduced by €4.4 billion, or 17.7%, compared with H1 2016. Q2 2017 represented the 9th consecutive quarter of decreasing RWAs supported by asset sales, refinements to the mortgage modelling approach and an improvement in the macro economic environment. RWAs on the tracker mortgage portfolio reduced by €2.2 billion, or 22.5%, compared with H1 2016, to €7.4 billion in H1 2017.

Q2 2017 compared with Q1 2017
●	An operating loss of €20 million compared with a profit of €32 million in Q1 2017.
●
An impairment charge of €15 million, compared with a release of €28 million in Q1 2017, and included a net charge associated with a model refinement on the mortgage portfolio partly offset by improvements in credit metrics.

●
Restructuring costs decreased by €29 million to €10 million in Q2 2017. The charge in Q1 reflected announcements made to invest in and restructure the bank, including the closure of 22 branches, 11 of which were completed in Q2 2017.

●	Ulster Bank recognised a €39 million conduct and litigation provision in Q2 2017 for remediation and project costs associated with legacy business issues where errors may have occurred.
●	Net interest margin reduced by 14 basis points to 1.60% primarily driven by one off releases in Q1 2017.

Q2 2017 compared with Q2 2016
●
An operating loss of €20 million decreased by €49 million compared with Q2 2016 primarily due to a €79 million reduction in litigation and conduct costs partly offset by reduced income on free funds and a net impairment charge in Q2 2017 compared with a release in Q2 2016.

●
Adjusted operating expenses increased by €13 million, or 11.2%, driven by €19 million of accrual releases in Q2 2016, compared with €4 million in Q2 2017, a reduction in costs recharged to other business segments and an increase in the RoI bank levy.

Note:
(1)	Source: Red C SME survey based on interviews with businesses with an estimated annual turnover of €2-25m (6-monthly study only). Latest sample size: Ulster Bank (252).

Commercial Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income	1,141	1,067	574	567	531
Net fees and commissions	516	523	261	255	261
Other non-interest income	93	109	50	43	54
Non-interest income	609	632	311	298	315

Total income	1,750	1,699	885	865	846

Direct expenses
- staff costs	(245)	(265)	(120)	(125)	(134)
- operating lease depreciation	(72)	(70)	(36)	(36)	(35)
- other costs	(39)	(41)	(20)	(19)	(27)
Indirect expenses	(519)	(557)	(251)	(268)	(301)
Restructuring costs
- direct	(40)	(1)	(1)	(39)	-
- indirect	(77)	(40)	(17)	(60)	(41)
Litigation and conduct costs	(4)	(10)	(1)	(3)	(8)
Operating expenses	(996)	(984)	(446)	(550)	(546)

Operating profit before impairment losses	754	715	439	315	300
Impairment losses	(94)	(103)	(33)	(61)	(89)

Operating profit	660	612	406	254	211

Operating expenses - adjusted (1)	(875)	(933)	(427)	(448)	(497)

Operating profit - adjusted (1)	781	663	425	356	260

Analysis of income by business
Commercial lending	961	900	493	468	464
Deposits	248	249	125	123	124
Asset and invoice finance	335	356	164	171	179
Other	206	194	103	103	79

Total income	1,750	1,699	885	865	846

Analysis of impairments by sector
Commercial real estate	(1)	2	(3)	2	4
Asset and invoice finance	28	13	12	16	10
Private sector services (education, health, etc)	14	1	16	(2)	-
Banks and financial institutions	1	1	-	1	1
Wholesale and retail trade repairs	11	(1)	4	7	(4)
Hotels and restaurants	2	(1)	(1)	3	(1)
Manufacturing	4	2	2	2	1
Construction	-	5	-	-	4
Other	35	81	3	32	74

Total impairment losses	94	103	33	61	89

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance ratios	2017	2016	2017	2017	2016
Return on equity (1)	8.2%	8.1%	10.7%	5.7%	4.9%
Return on equity - adjusted (1,2)	10.1%	8.9%	11.4%	8.9%	6.6%
Net interest margin	1.75%	1.83%	1.73%	1.76%	1.78%
Cost:income ratio (3)	55.1%	56.1%	48.3%	62.0%	63.0%
Cost:income ratio - adjusted (2,3)	47.9%	53.0%	46.1%	49.7%	57.0%

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Commercial real estate	16.8	17.1	(2%)	16.9	(1%)
- Asset and invoice finance	15.1	14.2	6%	14.1	7%
- Private sector services (education, health etc)	7.0	6.8	3%	6.9	1%
- Banks and financial institutions	7.7	8.9	(13%)	8.9	(13%)
- Wholesale and retail trade repairs	7.9	8.3	(5%)	8.4	(6%)
- Hotels and restaurants	3.7	3.9	(5%)	3.7	-
- Manufacturing	5.9	6.3	(6%)	6.6	(11%)
- Construction	2.1	2.2	(5%)	2.1	-
- Other	32.6	32.8	(1%)	33.3	(2%)

Total loans and advances to customers (gross)	98.8	100.5	(2%)	100.9	(2%)
Loan impairment provisions	(0.7)	(0.8)	(13%)	(0.8)	(13%)

Net loans and advances to customers	98.1	99.7	(2%)	100.1	(2%)

Total assets	151.9	153.3	(1%)	150.5	1%
Funded assets	151.9	153.3	(1%)	150.5	1%
Risk elements in lending	1.6	1.7	(6%)	1.9	(16%)
Provision coverage (4)	45%	43%	200bp	43%	200bp

Customer deposits	100.9	97.2	4%	97.9	3%
Loan:deposit ratio (excluding repos)	97%	103%	(600bp)	102%	(500bp)

Risk-weighted assets
- Credit risk (non-counterparty)	69.8	71.4	(2%)	72.0	(3%)
- Operational risk	6.4	6.4	-	6.5	(2%)

Total risk-weighted assets	76.2	77.8	(2%)	78.5	(3%)

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 11% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Operating lease depreciation included in income.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial Banking

Key points
Commercial Banking income increased by £51 million, or 3.0%, compared with H1 2016 and adjusted operating expenses reduced by £58 million, or 6.2%, supported by a 700 reduction in front office headcount, driving an adjusted return on equity of 10.1%, an increase of 1.2% compared to H1 2016.  As we manage the book for value, net loans and advances reduced by 1.1% compared with H1 2016 as growth in targeted segments has been more than offset by active reductions in those areas with lower returns. RWAs from lower returning business have reduced by a gross £4.2 billion since December 2016.

Serving our customers
●
RBS is the leading bank for Commercial and Corporate customers in the UK. Commercial Banking provides comprehensive banking and financing services to ~49,000 customers. We provide financing through a range of products including invoice finance, asset finance and leasing, risk management capability through our partnership with NatWest Markets and we help our customers monitor and move their money efficiently. We provide sector and transaction expertise through market-leading brands such as NatWest, Royal Bank of Scotland, Lombard and Mentor.

●
Our NatWest brand has the number one NPS in England and Wales(1). This reflects the positive steps we are taking to improve customer experience; making banking with us easier, less time consuming and adding real value to every interaction. Our strategy will continue to focus on end-to-end business performance aimed at improving customer service, trust and advocacy.

●
Overall net lending volumes have reduced since H1 2016, however, we have successfully achieved growth during H1 2017 in target segments, including 6% annualised growth in the core SME and Commercial book. The transformation of our lending proposition means 62% of lending decisions can be communicated in five days, and we have further simplified the new lending process for loans less than £25,000 through the launch of digital self-serve account opening for SMEs. In addition, Lombard has been named 'Best Leasing & Asset Finance Provider' at the Business Moneyfacts Awards for a ninth time.

●
Our Bankline online digital platform, now used by 90% of our active customer base and with 400,000 payments processed daily, has been independently rated as market leading for digital customer experience, and we are now launching an upgraded version. During the first half we launched the ClearSpend mobile app, helping corporate card customers exercise better control and oversight of spending on company accounts. We also continued the build out of Esme, our digital 24/7 online lending platform and progressed development of a range of new modular business solutions to expand and improve our customer offering.

●
We continue to provide enhanced support for UK entrepreneurs through our award-winning E-Spark partnership, supporting 1,736 companies to secure £151 million investment and created 3,152 jobs since inception, and now have nationwide coverage with 12 hubs in England, Scotland, Wales and Ireland.

Financial performance H1 2017 compared with H1 2016
●
Operating profit of £660 million in H1 2017 compared with £612 million in H1 2016. Adjusted operating profit of £781 million was £118 million, or 17.8%, higher than H1 2016 reflecting lower adjusted operating expenses and higher income.

●
Total income increased by £51 million, or 3.0%, to £1,750 million driven by increased deposit volumes and re-pricing benefits, partially offset by margin pressure. Active re-pricing of assets and deposits has been offset by wider asset margin pressure in a lower rate environment causing net interest margin to fall by 8 basis points to 1.75%.

●
Adjusted operating expenses of £875 million were £58 million, or 6.2%, lower than H1 2016, principally reflecting the impact of a 700 reduction in headcount to 5,200 and a £25 million intangible asset write-down in H1 2016.

●	Net impairment losses of £94 million, 19 basis points of gross customer loans, were £9 million lower than H1 2016.
●
Net loans and advances decreased by £1.1 billion to £98.1 billion, compared with H1 2016. Whilst overall net lending volumes have reduced since H1 2016, we have successfully achieved growth during H1 2017 in target segments, including 6% annualised growth in the core SME and Commercial book.

●	RWAs of £76.2 billion reduced by £1.3 billion, or 1.7%, compared with H1 2016 as planned reductions in exposures with weak returns have been offset by lending growth in some segments.

Commercial Banking

Q2 2017 compared with Q1 2017
●
Operating profit of £406 million was £152 million higher than Q1 2017, principally reflecting lower restructuring costs and lower impairment losses. Adjusted operating profit of £425 million was £69 million higher than Q1 2017 reflecting lower impairment losses, lower adjusted operating expenses and higher income.

●	Total income increased by £20 million, or 2.3%, to £885 million compared with Q1 2017. Net interest margin reduced by 3 basis point to 1.73% due to continuing asset margin pressure.
●	Adjusted operating expenses decreased by £21 million, or 4.7%, to £427 million as headcount continued to be reduced and discretionary expenditure remained tightly controlled.
●	Net impairment losses of £33 million, 13 basis points of gross customer loans, were £28 million lower than Q1 2017 with one specific impairment charge of £12 million in the quarter.

Q2 2017 compared with Q2 2016
●	Adjusted operating profit of £425 million was £165 million, or 63.5%, higher than Q2 2016 due to lower adjusted expenses, lower impairment losses and higher income.
●	Total income of £885 million was £39 million, or 4.6%, higher than Q2 2016 reflecting deposit volume growth and re-pricing actions.
●	Adjusted operating expenses decreased by £70 million, or 14.1%, to £427 million reflecting reduced headcount and a £25 million intangible asset write-down in Q2 2016.

(1)
Source: Charterhouse Research Business Banking Survey, YE Q2 2017. Commercial £2m+ in England & Wales (NatWest sample size, excluding don’t knows: 606). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income	226	226	114	112	113
Net fees and commissions	83	94	41	42	48
Other non-interest income	12	11	6	6	5
Non-interest income	95	105	47	48	53

Total income	321	331	161	160	166
Direct expenses
- staff costs	(74)	(77)	(36)	(38)	(37)
- other costs	(12)	(23)	(5)	(7)	(9)
Indirect expenses	(132)	(156)	(64)	(68)	(73)
Restructuring costs
- direct	-	(1)	-	-	-
- indirect	(14)	(19)	(3)	(11)	(4)
Litigation and conduct costs	-	(2)	-	-	(2)
Operating expenses	(232)	(278)	(108)	(124)	(125)

Operating profit before impairment losses	89	53	53	36	41
Impairment losses	(7)	(2)	(4)	(3)	-

Operating profit	82	51	49	33	41

Operating expenses - adjusted (1)	(218)	(256)	(105)	(113)	(119)
Operating profit - adjusted (1)	96	73	52	44	47

Analysis of income by business
Investments	51	50	26	25	22
Banking	270	281	135	135	144

Total income	321	331	161	160	166

Performance ratios
Return on equity (2)	7.7%	5.1%	9.6%	6.0%	8.6%
Return on equity - adjusted (1,2)	9.3%	7.6%	10.3%	8.6%	9.9%
Net interest margin	2.52%	2.76%	2.47%	2.58%	2.73%
Cost:income ratio	72.3%	84.0%	67.1%	77.5%	75.3%
Cost:income ratio - adjusted (1)	67.9%	77.3%	65.2%	70.6%	71.7%

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 14% (15% prior to Q1 2017) of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

Private Banking

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Personal	2.2	2.2	-	2.3	(4%)
- Mortgages	7.7	7.4	4%	7.0	10%
- Other	2.9	2.9	-	2.9	-

Total loans and advances to customers (gross)	12.8	12.5	2%	12.2	5%

Total assets	19.6	18.1	8%	18.6	5%
Funded assets	19.6	18.1	8%	18.5	6%
Assets under management (1)	17.9	17.8	1%	17.0	5%
Risk elements in lending	0.1	0.1	-	0.1	-
Provision coverage (2)	43%	29%	1,400bp	30%	1,300bp

Customer deposits	26.1	25.7	2%	26.6	(2%)
Loan:deposit ratio (excluding repos)	49%	49%	-	46%	300bp

Risk-weighted assets
- Credit risk (non-counterparty)	8.0	7.7	4%	7.5	7%
- Operational risk	1.0	1.0	-	1.1	(9%)

Total risk-weighted assets	9.0	8.7	3%	8.6	5%

Notes:
(1)	Comprises assets under management, assets under custody and investment cash.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Private Banking

Key points
Private Banking adjusted operating profit increase by £23 million, or 31.5%, compared with H1 2016, driving an increase in adjusted return on equity from 7.6% to 9.3%. A £38 million, or 14.8%, decrease in adjusted operating expenses was supported by a 5.6% reduction in front office headcount. Net loans and advances increased by 8.5% to £12.8 billion and assets under management increased by 14.0% to £17.9 billion compared with H1 2016, adjusting for a change in accounting treatment of certain customer deposits.

Serving our customers
●
Our Private Banking business offers high net-worth clients private banking, wealth planning and investment management services through Coutts and Adam & Company. Significant progress has been made in re-focusing the business on deep and lasting customer relationships and we continue to drive forward with its goal of being the leading UK private bank and wealth manager.

●
Strong loan growth, driven by UK mortgages, has been supported by new products and a proactive pricing strategy to gain market share. The addition of market-leading multi-currency functionality to the Coutts Debit Card, allowing clients to access their funds globally without incurring any charges, is driving greater client engagement.

●
Our funds have achieved top quartile returns across one, three and five year time frames, and Coutts Invest was successfully rolled out to eligible clients in the first half of the year providing a cost effective, self select investment solution.

Financial performance H1 2017 compared with H1 2016
●
Operating profit increased by £31 million, or 60.8%, to £82 million compared with H1 2016. Adjusted operating profit of £96 million was £23 million, or 31.5%, higher than H1 2016 principally reflecting lower adjusted operating expenses, partially offset by lower income. An adjusted return on equity of 9.3% compared with 7.6% in H1 2016.

●
Total income of £321 million decreased by £10 million, or 3.0%, compared with H1 2016 largely due to lower margins and lower advice fees. Net interest margin fell 24 basis points to 2.52% reflecting the competitive market and lower rate environment.

●
Adjusted operating expenses of £218 million decreased by £38 million, or 14.8%, compared with H1 2016 largely reflecting management actions to reduce costs. Staff costs reduced by £3 million, or 3.9%, reflecting a 5.6% reduction in front office headcount.

●
Net loans and advances of £12.8 billion were £1.0 billion, or 8.5%, higher than H1 2016 principally driven by growth in mortgages. Assets under management of £17.9 billion were £3.3 billion, or 22.6%, higher than H1 2016, reflecting both organic growth and favourable market conditions. Investment cash balances were included in assets under management for the first time in Q3 2016. Excluding this, growth was £2.2 billion.

●	RWAs of £9.0 billion were £0.9 billion, or 11.1%, higher than H1 2016, primarily due to increased mortgage lending.
Q2 2017 compared with Q1 2017
●	Adjusted operating profit of £52 million was £8 million, or 18.2%, higher than Q1 2017 reflecting lower operating expenses. Adjusted return on equity of 10.3% compared with 8.6% in Q1 2017.
●
Total income of £161 million increased by £1 million on Q1 2017 as higher asset volumes more than offset a reduced net interest margin, down 11 basis points to 2.47% primarily reflecting the competitive market and low rate environment.

●	Adjusted operating expenses reduced by £8 million, or 7.1%, reflecting management actions to reduce operational costs. An adjusted cost:income ratio of 65.2% compared with 70.6% in Q1 2017.

Q2 2017 compared with Q2 2016
●	Adjusted operating profit increased by £5 million, or 10.6%, to £52 million. Adjusted return on equity of 10.3% compared with 9.9% in Q2 2016.
●	Total income of £161 million was £5 million, or 3.0%, lower than Q2 2016 reflecting reduced fee income.
●	Adjusted expenses decreased £14 million, or 11.8%, to £105 million, principally reflecting the impact of a 100 reduction in headcount to 1,700.
RBS International
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income	161	151	81	80	76
Net fees and commissions	22	25	10	12	14
Other non-interest income	12	9	6	6	5
Non-interest income	34	34	16	18	19

Total income	195	185	97	98	95
Direct expenses
- staff costs	(23)	(22)	(11)	(12)	(12)
- other costs	(7)	(8)	(4)	(3)	(3)
Indirect expenses	(60)	(38)	(32)	(28)	(18)
Restructuring costs
- direct	-	(1)	-	-	(1)
- indirect	(4)	(2)	(1)	(3)	(1)

Operating expenses	(94)	(71)	(48)	(46)	(35)

Operating profit before impairment (losses)/releases	101	114	49	52	60
Impairment (losses)/releases	(5)	(11)	2	(7)	(9)

Operating profit	96	103	51	45	51

Operating expenses - adjusted (1)	(90)	(68)	(47)	(43)	(33)
Operating profit - adjusted (1)	100	106	52	48	53

Performance ratios
Return on equity (2)	13.1%	15.4%	14.0%	12.0%	15.0%
Return on equity - adjusted (1,2)	13.7%	15.9%	14.3%	13.0%	15.7%
Net interest margin	1.35%	1.42%	1.30%	1.41%	1.40%
Cost:income ratio	48.2%	38.4%	49.5%	46.9%	36.8%
Cost:income ratio - adjusted (1)	46.2%	36.8%	48.5%	43.9%	34.7%

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Corporate	6.1	6.3	(3%)	6.2	(2%)
- Mortgages	2.7	2.6	4%	2.6	4%

Total loans and advances to customers (gross)	8.8	8.9	(1%)	8.8	-

Total assets	24.7	25.1	(2%)	23.4	6%
Funded assets	24.7	25.1	(2%)	23.4	6%
Risk elements in lending	0.1	0.1	-	0.1	-
Provision coverage (3)	40%	54%	(1,400bp)	35%	500bp

Customer deposits	25.5	25.3	1%	25.2	1%
Loan:deposit ratio (excluding repos)	34%	35%	(100bp)	35%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	8.7	8.8	(1%)	8.8	(1%)
- Operational risk	0.7	0.7	-	0.7	-

Total risk-weighted assets	9.4	9.5	(1%)	9.5	(1%)

Notes:
(1)	Excluding restructuring costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 12% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 10% tax rate.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS International

Key points
RBS International (RBSI) income increased by £10 million, or 5.4%, compared with H1 2016 reflecting increased lending and deposit volumes. Adjusted operating expenses increased by £22 million, or 32.4%, as the business absorbs additional regulatory costs and invests for the future as RBSI prepares to be a bank outside of the ring-fence. Despite this, adjusted return on equity remained robust at 13.7%.

Serving our customers
●
RBSI continues to deliver strong support to retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man, Gibraltar and Luxembourg by leveraging a strong multi-currency banking platform combined with a comprehensive product suite.

●
We are shaping the future of the business, which will become the key hub for Funds sector customers. We have received regulatory approval for our London branch, which marks an important milestone in ensuring we are compliant with ring-fencing legislation.

●	We continue to deliver strong support to our personal customers, including gross new mortgage lending of £235 million in H1 2017, representing 9% of our total mortgage book.
●
86% of our non-personal customers use our digital banking platform and we are investing in enhancing the digital customer experience further in 2017 and into 2018.  We are expanding our product suite by launching a new notice deposit account in July 2017.

Financial performance H1 2017 compared with H1 2016
●	Operating profit of £96 million was £7 million, or 6.8%, lower than H1 2016 due to higher operating expenses, partially offset by higher income.
●
Total income of £195 million was £10 million, or 5.4%, higher than H1 2016 principally reflecting increased volumes. Net interest margin of 1.35% was 7 basis points lower as margin pressures outweigh mitigating pricing actions.

●	Adjusted operating expenses increased by £22 million, or 32.4%, to £90 million principally reflecting increased regulatory costs related to becoming a bank outside of the ring-fence.
●	Net loans and advances increased by £0.3 billion, or 3.5%, compared with H1 2016 to £8.8 billion reflecting underlying business growth and foreign exchange movements.
●	Customer deposits increased by £1.4 billion, or 5.8%, to £25.5 billion principally reflecting increase call volumes in the Funds sector.
Q2 2017 compared with Q1 2017
●	Adjusted operating profit of £52 million was £4 million, or 8.3%, higher than Q1 2017 reflecting lower impairments, partially offset by higher adjusted operating expenses.

Q2 2017 compared with Q2 2016
●	Adjusted operating profit of £52 million reduced by £1 million, or 1.9%, compared with Q2 2016, reflecting higher adjusted expenses.
●	Total income increased by £2 million, or 2.1%, to £97 million as increased lending volumes more than offset margin pressures.
●	Adjusted operating expenses of £47 million were £14 million, or 42.4%, higher than Q2 2016 reflecting increased regulatory costs related to becoming a bank outside of the ring-fence.
NatWest Markets

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	42	43	13	29	24

Net fees and commissions	27	17	11	16	6
Income from trading activities	908	620	445	463	374
Own credit adjustments	(48)	137	(28)	(20)	73
Other operating income	3	1	3	-	-

Non-interest income	890	775	431	459	453

Total income	932	818	444	488	477
Direct expenses
- staff costs	(297)	(131)	(142)	(155)	(64)
- other costs	(99)	(21)	(48)	(51)	(7)
Indirect expenses	(242)	(488)	(127)	(115)	(238)
Restructuring costs
- direct	(30)	(10)	(10)	(20)	(10)
- indirect	(73)	(23)	(25)	(48)	(11)
Litigation and conduct costs	(34)	(56)	(3)	(31)	(38)

Operating expenses	(775)	(729)	(355)	(420)	(368)

Operating profit before impairment losses	157	89	89	68	109
Impairment losses	(1)	-	(1)	-	-

Operating profit	156	89	88	68	109

Total income - adjusted (1)	980	681	472	508	404

Operating expenses - adjusted (2)	(638)	(640)	(317)	(321)	(309)

Operating profit - adjusted (1,2)	341	41	154	187	95

Analysis of income by product
Rates	612	385	287	325	264
Currencies	256	266	128	128	122
Financing	187	91	99	88	49
Other	(75)	(61)	(42)	(33)	(31)

Total excluding own credit adjustments	980	681	472	508	404
Own credit adjustments	(48)	137	(28)	(20)	73

Total income	932	818	444	488	477

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Excluding own credit adjustments.

NatWest Markets

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance ratios	2017	2016	2017	2017	2016

Return on equity (1)	2.3%	0.8%	2.9%	1.7%	4.3%
Return on equity - adjusted (1,2)	7.2%	(0.5%)	6.6%	7.9%	3.5%
Net interest margin	0.50%	0.74%	0.31%	0.68%	0.81%
Cost:income ratio	83.2%	89.1%	80.0%	86.1%	77.1%
Cost:income ratio - adjusted (1)	65.1%	94.0%	67.2%	63.2%	76.5%

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross) (3)	17.7	17.9	(1%)	17.4	2%
Loans and advances to banks (4)	4.4	4.9	(10%)	3.3	33%
Reverse repos	36.8	40.8	(10%)	38.6	(5%)
Securities	28.3	25.4	11%	22.0	29%
Cash and eligible bills	17.0	15.0	13%	13.4	27%
Other	12.8	9.9	29%	6.2	106%

Total assets	230.9	225.3	2%	240.0	(4%)
Funded assets	117.0	113.9	3%	100.9	16%

Customer deposits (excluding repos)	8.1	8.0	1%	8.4	(4%)
Bank deposits (excluding repos)	7.5	7.8	(4%)	9.8	(23%)
Repos	31.6	30.7	3%	27.3	16%
Debt securities in issue	5.9	6.0	(2%)	5.4	9%
Loan:deposit ratio (excluding repos)	219%	224%	(500bp)	208%	1,100bp

Risk-weighted assets
- credit risk
- non-counterparty	5.8	5.3	9%	5.5	5%
- counterparty	11.0	13.1	(16%)	14.1	(22%)
- market risk	11.4	12.2	(7%)	11.6	(2%)
- operational risk	3.5	3.5	-	4.0	(13%)

Total risk-weighted assets	31.7	34.1	(7%)	35.2	(10%)

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

(2)	Excluding own credit adjustments, restructuring costs and litigation and conduct costs.
(3)	Excludes reverse repos.
(4)	Excluding reverse repos and disposal groups.

NatWest Markets

Key points
NatWest Markets adjusted income increased by £299 million, or 43.9%, to £980 million. This reflected high levels of customer activity and an improved Q1 2017 trading environment compared to a particularly difficult Q1 2016. Although customer activity eased somewhat in Q2 2017, NatWest Markets continued to navigate the more challenging markets well. Adjusted operating expenses were stable as ongoing cost reductions have been offset by the impact of investment spend that was previously capitalised in H1 2016. RWAs of £31.7 billion were £5.0 billion lower than H1 2016 and reduced by £3.5 billion in the first half.

Serving our customers
NatWest Markets continued to focus on customers:

●	Leveraging its global hubs the business has led major capital raising transactions in the UK, Europe and the US for both corporate customers and financial institutions.
●
NatWest Markets continues to simplify processes and invest in improving the customer experience. The Agile Markets platform, for example, provides customers with both simple and complex financial markets trading, analysis and post-trade functionality.

Financial performance
H1 2017 compared with H1 2016
●
 Operating profit was £156 million compared with £89 million in H1 2016, driven by higher income, partially offset by increased restructuring costs. H1 2017 adjusted operating profit was £341 million compared with £41 million in H1 2016 reflecting higher adjusted income.

●
 Adjusted income increased by £299 million, or 43.9%, to £980 million. This reflected high levels of customer activity and an improved Q1 2017 trading environment compared to a particularly difficult Q1 2016. Although customer activity eased somewhat in Q2 2017, NatWest Markets continued to navigate the more challenging markets well. Income from Financing doubled to £187 million, reflecting an improved performance across all areas of the business and the impact of the difficult market conditions seen in H1 2016. Total income, which includes own credit adjustments, increased by £114 million to £932 million in H1 2017.

●
 Adjusted operating expenses were stable at £638 million as the impact of investment spend previously capitalised in H1 2016 was offset by ongoing cost reductions. The majority of NatWest Markets Functions and Services staff have now been aligned directly to NatWest Markets, with employee numbers now reported within NatWest Markets and the associated costs through direct expenses.

●
 Funded assets decreased by £8.6 billion, or 6.8%, to £117.0 billion. H1 2016 included a spike in funded assets due to heightened customer activity and the impact of the rapid depreciation in sterling following the EU referendum.

●
 RWAs decreased by £5.0 billion to £31.7 billion compared with H1 2016. The reduction primarily reflects lower levels of counterparty and market risk, due to both a spike immediately after the EU referendum in H1 2016 as well as further counterparty and market risk reductions, through mitigation activities and business initiatives, since H1 2016

 Q2 2017 compared with Q1 2017
●
 Operating profit was £88 million compared with £68 million in Q1 2017, with the increase reflecting lower expenses partially offset by lower income. Adjusted operating profit was £154 million compared with £187 million in Q1 2017.

●	Total income decreased by £44 million to £444 million. Adjusted income reduced by £36 million to £472 million as customer activity eased following a particularly strong Q1 2017.
●	Total expenses decreased by £65 million to £355 million, reflecting lower restructuring costs and lower litigation and conduct costs.
●	RWAs reduced by £2.4 billion to £31.7 billion due to a lower level of counterparty and market risk during Q2 2017 compared with Q1 2017.

Q2 2017 compared with Q2 2016
●
Operating profit was £88 million compared with £109 million in Q2 2016 principally reflecting lower income. Adjusted operating profit was £154 million compared with £95 million in Q2 2016, driven by higher adjusted income, partially offset by higher adjusted expenses.

●
Total income decreased by £33 million to £444 million. Adjusted income improved by £68 million, or 16.8%, to £472 million primarily reflecting improvements in Financing and Rates, with income up £50 million and £23 million respectively.

●	Adjusted operating expenses increased by £8 million, or 2.6%, reflecting the impact of investment spend previously capitalised in Q2 2016.

Capital Resolution
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement	£m	£m	£m	£m	£m

Net interest income	24	168	(9)	33	82

Net fees and commissions	14	54	7	7	24
Income from trading activities	(163)	(552)	(87)	(76)	(478)
Other operating income	45	25	61	(16)	16
Own credit adjustments	(22)	184	(15)	(7)	76
Strategic disposals	-	(51)	-	-	(45)

Non-interest income	(126)	(340)	(34)	(92)	(407)

Total income	(102)	(172)	(43)	(59)	(325)

Direct expenses
- staff costs	(26)	(62)	(10)	(16)	(17)
- operating lease depreciation	-	(6)	-	-	(3)
- other costs	(19)	(58)	(10)	(9)	(28)
Indirect expenses	(88)	(289)	(44)	(44)	(135)
Restructuring costs
- direct	(130)	(12)	(60)	(70)	(5)
- indirect	(4)	(25)	12	(16)	(16)
Litigation and conduct costs	(272)	(26)	(266)	(6)	(16)

Operating expenses	(539)	(478)	(378)	(161)	(220)

Operating loss before impairment releases/(losses)	(641)	(650)	(421)	(220)	(545)
Impairment releases/(losses)	78	(263)	33	45	(67)

Operating loss	(563)	(913)	(388)	(175)	(612)

Total income - adjusted (1)	(80)	(305)	(28)	(52)	(356)
Operating expenses - adjusted (2)	(133)	(415)	(64)	(69)	(183)
Operating loss - adjusted (1,2)	(135)	(983)	(59)	(76)	(606)

Analysis of income by portfolio
Portfolio and GTS	36	75	20	16	23
Shipping	7	31	2	5	15
Markets	(7)	(389)	(23)	16	(360)
Other	(13)	31	26	(39)	23

Income excluding disposals and own credit adjustments	23	(252)	25	(2)	(299)
Disposal (losses)	(103)	(104)	(53)	(50)	(102)
Own credit adjustments	(22)	184	(15)	(7)	76

Total	(102)	(172)	(43)	(59)	(325)

Notes:
(1)	Excluding own credit adjustments and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.

Capital Resolution

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)	10.7	13.0	(18%)	13.6	(21%)
Loan impairment provisions	(0.6)	(0.7)	(14%)	(0.8)	(25%)

Net loans and advances to customers (1)	10.1	12.3	(18%)	12.8	(21%)
Net loans and advances to banks	4.9	5.0	(2%)	4.6	7%
Total assets	102.2	119.2	(14%)	132.5	(23%)
Funded assets	24.7	29.2	(15%)	27.6	(11%)

Risk elements in lending	1.8	2.1	(14%)	2.3	(22%)
Provision coverage (2)	33%	33%	-	35%	(200bp)
Risk-weighted assets
- Credit risk
- non-counterparty	15.0	17.1	(12%)	18.2	(18%)
- counterparty	6.7	7.6	(12%)	8.7	(23%)
- Market risk	3.1	4.0	(23%)	4.8	(35%)
- Operational risk	1.8	1.8	-	2.8	(36%)

Total risk-weighted assets	26.6	30.5	(13%)	34.5	(23%)

Analysis of RWAs by portfolio
Portfolio and GTS	2.3	2.8	(18%)	3.2	(28%)
Shipping	1.6	2.4	(33%)	2.8	(43%)
Markets	11.6	14.0	(17%)	15.8	(27%)
Alawwal Bank	7.4	7.8	(5%)	7.9	(6%)
Other	1.9	1.7	12%	2.0	(5%)
Total credit and market risk RWAs	24.8	28.7	(14%)	31.7	(22%)
Operational risk	1.8	1.8	-	2.8	(36%)
Total RWAs	26.6	30.5	(13%)	34.5	(23%)

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Capital Resolution

Capital Resolution continues to run down and dispose of non-strategic portfolios and remove risk from the balance sheet and the first half of the year saw good progress with RWAs falling by £7.9 billion to £26.6 billion. Excluding RBS’s stake in Alawwal Bank (£7.4 billion at 30 June 2017), RWAs are now in the £15-£20 billion range we guided to for the end of 2017.

Financial performance H1 2017 compared with H1 2016
●	RWAs reduced by £15.7 billion to £26.6 billion and funded assets fell to £24.7 billion, a reduction of £20.0 billion, mainly reflecting disposal activity.
●
An operating loss of £563 million in H1 2017, compared with a loss of £913 million in H1 2016, principally due to a net impairment release compared with a loss in H1 2016, and lower adjusted operating expenses. The adjusted operating loss in H1 2017 was £135 million compared with a loss of £983 million in H1 2016. H1 2016 included a £330 million incremental funding valuation adjustment and a £264 million impairment loss in respect of the shipping portfolio.

●
Income disposal losses in H1 2017 were £103 million compared with £104 million in H1 2016. Expected future losses on uncollateralised derivatives have driven £0.4 billion of the increase in the prudential valuation adjustment capital deduction in Q2 2017.

●	Adjusted operating expenses fell by 68.0% to £133 million principally reflecting the impact of a 673 reduction in headcount to 209.
●	A net impairment release of £78 million was recorded in the first half of the year. The H1 2016 charge of £263 million comprised charges relating to a number of shipping assets (£264 million).
Q2 2017 compared with Q1 2017
●	RWAs reduced by £3.9 billion to £26.6 billion reflecting disposal activity.
●	Funded assets reduced by £4.5 billion to £24.7 billion reflecting disposal activity across all portfolios.
●
Operating losses increased by £213 million to £388 million, principally reflecting increased litigation and conduct charges. An adjusted operating loss of £59 million compared with a loss of £76 million in Q1 2017.

●	Income disposal losses in Q2 2017 were £53 million compared with £50 million in Q1 2017.
●	Adjusted operating expenses reduced by £5 million to £64 million.

Q2 2017 compared with Q2 2016
●
An adjusted operating loss of £59 million compared with a loss of £606 million in Q2 2016 reflecting a £220 million funding valuation adjustment in Q2 2016, lower adjusted operating expenses and lower impairments.

●	Adjusted operating expenses fell by £119 million, or 65.0%, principally reflecting the impact of a 673 reduction in headcount.

Williams & Glyn

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
Income statement (1)	£m	£m	£m	£m	£m

Net interest income	333	324	168	165	162
Net fees and commissions	75	79	39	36	39
Other non-interest income	9	8	4	5	5
Non-interest income	84	87	43	41	44

Total income	417	411	211	206	206
Direct expenses
- staff costs	(96)	(125)	(43)	(53)	(63)
- other costs	(20)	(33)	(9)	(11)	(18)
Indirect expenses	(42)	(39)	(22)	(20)	(18)
Restructuring costs
- direct	-	(45)	-	-	(25)

Operating expenses	(158)	(242)	(74)	(84)	(124)
Profit before impairment losses	259	169	137	122	82
Impairment losses	(25)	(17)	(14)	(11)	(11)

Operating profit	234	152	123	111	71

Operating expenses - adjusted (2)	(158)	(197)	(74)	(84)	(99)
Operating profit - adjusted (2)	234	197	123	111	96

Analysis of income by product
Retail	242	231	123	119	116
Commercial	175	180	88	87	90

Total income	417	411	211	206	206

Analysis of impairments by sector
Retail	15	10	7	8	5
Commercial	10	7	7	3	6

Total impairment losses	25	17	14	11	11

Performance ratios
Return on equity (3)	22.2%	14.3%	23.5%	20.9%	13.3%
Return on equity - adjusted (2,3)	22.2%	18.6%	23.5%	20.9%	18.0%
Net interest margin	2.65%	2.74%	2.64%	2.66%	2.70%
Cost:income ratio	37.9%	58.9%	35.1%	40.8%	60.2%
Cost:income ratio - adjusted (2)	37.9%	47.9%	35.1%	40.8%	48.1%

Notes
(1)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)	Excluding restructuring costs.
(3)
Return on equity is based on segmental operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes)), assuming 28% tax rate.

Williams & Glyn

	30 June	31 March		31 December
	2017	2017		2016
Capital and balance sheet (1)	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Retail	12.3	12.3	-	12.3	-
- Commercial	8.3	8.5	(2%)	8.5	(2%)

Total loans and advances to customers (gross)	20.6	20.8	(1%)	20.8	(1%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	20.4	20.6	(1%)	20.6	(1%)

Total assets	26.0	25.8	1%	25.8	1%
Funded assets	26.0	25.8	1%	25.8	1%
Risk elements in lending	0.3	0.3	-	0.4	(25%)
Provision coverage (2)	64%	64%	-	65%	(100bp)

Customer deposits (excluding repos)	24.9	24.0	4%	24.2	3%
Loan:deposit ratio (excluding repos)	82%	86%	(400bp)	85%	(300bp)

Risk-weighted assets
- Credit risk (non-counterparty)	8.0	8.3	(4%)	8.2	(2%)
- Operational risk	1.4	1.4	-	1.4	-

Total risk-weighted assets	9.4	9.7	(3%)	9.6	(2%)

Notes:
(1)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
Williams and Glyn (W&G) reported an 18.8% increase in adjusted operating profits to £234 million, largely reflecting 19.8% reduction in adjusted operating expenses with net impairments remaining benign. In our full year 2017 reporting we will no longer report Williams & Glyn as a separate segment, but include within UK PBB.

Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and principally comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK.

Serving our customers
●
In H1 2017 the W&G business continued to perform well. Gross lending across the portfolio was stable at £20.6 billion compared with H1 2016, with gross mortgage lending increasing by £0.3 billion, or 2.3%, to £11 billion.

Financial performance H1 2017 compared with H1 2016
●
Operating profit increased by £82 million to £234 million compared with H1 2016. Adjusted operating profit increased by £37 million, or 18.8%, to £234 million driven by reduced adjusted operating expenses.

●	Total income increased by £6 million, or 1.5%, to £417 million largely reflecting increased lending, with net interest income increasing by £9 million, or 2.8%, to £333 million.
●
Adjusted operating expenses reduced by £39 million, or 19.8%, to £158 million driven by reduced staff costs, reflecting a substantial reduction in headcount, down by c.1,100 to 4,100 FTEs by the end of H1 2017.

●	Net impairment losses increased by £8 million, or 47.1%, to £25 million compared with H1 2016, with the prior year benefitting from releases in the retail business.
Q2 2017 compared with Q1 2017
●
Adjusted operating profit increased by £12 million, or 10.8%, to £123 million compared with Q1 2017 driven by a £10 million, or 11.9%, reduction in adjusted operating expenses, principally reflecting lower staff costs.

Q2 2017 compared with Q2 2016
●	Adjusted operating profit increased by £27 million, or 28.1%, compared with Q2 2016 driven by a £25 million, or 25.3%, reduction in adjusted operating expenses associated with the reduction in FTEs.
Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m

Central items not allocated	178	(909)	322	(144)	(537)

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

Key points
●
Central items not allocated represented a gain of £178 million in H1 2017, compared with a £909 million charge in H1 2016, and included litigation and conduct costs of £40 million (H1 2016 - £708 million charge). Treasury funding costs were a gain of £132 million, compared with a charge of £382 million in H1 2016 (volatile items under IFRS: H1 2017 - £154 million gain, H1 2016 - £668 million charge).  In addition, we recognised a VAT recovery of £51 million (H1 2016 – £227 million) and a £156 million gain on the sale of our stake in Vocalink (H1 2016 - £246 million gain on sale of Visa Europe).

●
Central items not allocated represented a gain of £322 million in Q2 2017 and included a £172 million gain in respect of volatile items under IFRS and a £156 million gain on the sale of our stake in Vocalink.

Condensed consolidated income statement for the period ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Interest receivable	5,462	5,692
Interest payable	(990)	(1,359)
Net interest income (1)	4,472	4,333

Fees and commissions receivable	1,666	1,676
Fees and commissions payable	(448)	(392)
Income from trading activities	884	(17)
Loss on redemption of own debt	(7)	(130)
Other operating income	352	594
Non-interest income	2,447	1,731

Total income	6,919	6,064

Staff costs	(2,447)	(2,695)
Premises and equipment	(678)	(652)
Other administrative expenses	(1,208)	(2,139)
Depreciation and amortisation	(511)	(354)
Write down of other intangible assets	(8)	(89)

Operating expenses	(4,852)	(5,929)

Profit before impairment losses	2,067	135
Impairment losses	(116)	(409)

Operating profit/(loss) before tax	1,951	(274)
Tax charge	(727)	(340)

Profit/(loss) for the period	1,224	(614)

Attributable to:
Non-controlling interests	29	30
Preference share and other dividends	256	208
Dividend access share	-	1,193
Ordinary shareholders	939	(2,045)

	1,224	(614)
Earnings/(loss) per ordinary share (EPS)
Basic earnings/(loss) per ordinary share (2)	7.9p	(17.6p)

Notes:
(1)	Negative interest on loans and advances is classed as interest payable. Negative interest on customer deposits classed as interest receivable. HY 2016 has been re-presented accordingly.
(2)	There is no dilutive impact in any period.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Profit/(loss) for the period	1,224	(614)

Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(26)	(995)
Loss on fair value of credit in financial liabilities designated at fair value
through profit or loss due to own credit risk	(77)	-
Tax	(8)	273

	(111)	(722)

Items that do qualify for reclassification
Available-for-sale financial assets	29	(95)
Cash flow hedges	(611)	1,581
Currency translation	103	1,071
Tax	161	(360)

	(318)	2,197

Other comprehensive (loss)/income after tax	(429)	1,475

Total comprehensive income for the period	795	861

Total comprehensive income is attributable to
Non-controlling interests	49	125
Preference shareholders	85	113
Paid-in equity holders	171	95
Dividend access share	-	1,193
Ordinary shareholders	490	(665)

	795	861
Condensed consolidated balance sheet as at 30 June 2017 (unaudited)

	30 June	31 December
	2017	2016
	£m	£m

Assets
Cash and balances at central banks	86,807	74,250
Net loans and advances to banks	20,685	17,278
Reverse repurchase agreements and stock borrowing	14,847	12,860
Loans and advances to banks	35,532	30,138
Net loans and advances to customers	326,059	323,023
Reverse repurchase agreements and stock borrowing	25,183	28,927
Loans and advances to customers	351,242	351,950
Debt securities	86,169	72,522
Equity shares	518	703
Settlement balances	12,091	5,526
Derivatives	193,531	246,981
Intangible assets	6,467	6,480
Property, plant and equipment	4,823	4,590
Deferred tax	1,677	1,803
Prepayments, accrued income and other assets	3,797	3,713

Total assets	782,654	798,656

Liabilities
Bank deposits	38,965	33,317
Repurchase agreements and stock lending	5,183	5,239
Deposits by banks	44,148	38,556
Customer deposits	359,882	353,872
Repurchase agreements and stock lending	37,855	27,096
Customer accounts	397,737	380,968
Debt securities in issue	31,997	27,245
Settlement balances	11,379	3,645
Short positions	29,862	22,077
Derivatives	184,161	236,475
Provisions for liabilities and charges	11,227	12,836
Accruals and other liabilities	6,603	7,006
Retirement benefit liabilities	182	363
Deferred tax	585	662
Subordinated liabilities	14,724	19,419

Total liabilities	732,605	749,252

Equity
Non-controlling interests	844	795
Owners’ equity*
Called up share capital	11,876	11,823
Reserves	37,329	36,786

Total equity	50,049	49,404

Total liabilities and equity	782,654	798,656

*Owners’ equity attributable to:
Ordinary shareholders	42,149	41,462
Other equity owners	7,056	7,147

	49,205	48,609

The parent company distributable reserves at 30 June 2017 were £38.1 billion (31 December 2016 - £8.0 billion).

Condensed consolidated statement of changes in equity for the period ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Called-up share capital
At beginning of period	11,823	11,625
Ordinary shares issued	53	131

At end of period	11,876	11,756

Paid-in equity
At beginning of period	4,582	2,646
Redeemed/reclassified (1)	(91)	(110)

At end of period	4,491	2,536

Share premium account
At beginning of period	25,693	25,425
Ordinary shares issued	96	203
Capital reduction (2)	(25,789)	-

At end of period	-	25,628

Merger reserve
At the beginning and end of period	10,881	10,881

Available-for-sale reserve
At beginning of period	238	307
Unrealised gains	100	189
Realised gains	(71)	(284)
Tax	(8)	20

At end of period	259	232

Cash flow hedging reserve
At beginning of period	1,030	458
Amount recognised in equity	(240)	2,139
Amount transferred from equity to earnings	(371)	(558)
Tax	156	(436)

At end of period	575	1,603

Foreign exchange reserve
At beginning of period	2,888	1,674
Retranslation of net assets	124	1,232
Foreign currency losses on hedges of net assets	(8)	(277)
Tax	13	56
Recycled to profit or loss on disposal of businesses (3)	(33)	21

At end of period	2,984	2,706

Capital redemption reserve
At the beginning and end of period	4,542	4,542
Capital reduction (2)	(4,542)	-
At end of period	-	4,542

For the notes to this table refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Retained earnings
At beginning of period	(12,936)	(4,020)
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	1,195	(644)
Equity preference dividends paid	(85)	(113)
Paid-in equity dividends paid, net of tax	(171)	(95)
Capital reduction (2)	30,331	-
Dividend access share dividend	-	(1,193)
Loss on remeasurement of retirement benefit schemes
- gross	(26)	(995)
- tax	(20)	273
Changes in fair value of credit in financial liabilities designated at fair value through profit
- gross	(77)	-
- tax	12	-
Shares issued under employee share schemes	(5)	(7)
Share-based payments
- gross	(34)	(26)
Redemption/reclassification of paid-in equity	-	(21)

At end of period	18,184	(6,841)

Own shares held
At beginning of period	(132)	(107)
Shares utilised for employee share schemes	156	34
Own shares acquired	(69)	(63)

At end of period	(45)	(136)

Owners’ equity at end of period	49,205	52,907

Non-controlling interests
At beginning of period	795	716
Currency translation adjustments and other movements	20	95
Profit attributable to non-controlling interests
- continuing operations	29	30
Equity withdrawn and disposals	-	(21)

At end of period	844	820

Total equity at end of period	50,049	53,727

Total equity is attributable to:
Non-controlling interests	844	820
Preference shareholders	2,565	3,305
Paid-in equity holders	4,491	2,536
Ordinary shareholders	42,149	47,066

	50,049	53,727

Notes:
(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust D in March 2017 (redeemed in June 2017) and the call of RBS Capital Trust C in May 2016 (redeemed in July 2016).
(2)
On 15 June 2017, the Court of Session approved a reduction of the parent company’s capital so that the amounts which stood to the credit of share premium account and capital redemption reserve were transferred to retained earnings.

(3)	No tax impact.

Condensed consolidated cash flow statement for the period ended 30 June 2017 (unaudited)

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Operating activities
Operating profit/(loss) before tax	1,951	(274)
Adjustments for non-cash items	(2,181)	(9,822)

Net cash outflow from trading activities	(230)	(10,096)
Changes in operating assets and liabilities	30,797	987

Net cash flows from operating activities before tax	30,567	(9,109)
Income taxes paid	(248)	(130)

Net cash flows from operating activities	30,319	(9,239)

Net cash flows from investing activities	(6,319)	(2,157)

Net cash flows from financing activities	(4,814)	(4,194)

Effects of exchange rate changes on cash and cash equivalents	(64)	6,676

Net increase/(decrease) in cash and cash equivalents	19,122	(8,914)
Cash and cash equivalents at beginning of period	98,570	103,592

Cash and cash equivalents at end of period	117,692	94,678

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements (as defined on page 2) have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2016 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies
Ahead of adopting IFRS 9 Financial Instruments from 1 January 2018 RBS has adopted the provisions in respect of the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss from 1 January 2017.  Accordingly, a loss of £77 million has been reported in the consolidated statement of other comprehensive income instead of in the consolidated income statement. Comparatives have not been restated, however, in H1 2016 a gain of £200 million was included in the consolidated income statement. Own credit adjustments on financial liabilities held for trading will continue to be recognised in the consolidated income statement, a loss of £73 million was reported in H1 2017 (H1 2016 – gain of £250 million).

Apart from the above RBS’s principal accounting policies are as set out on pages 297 to 306 of the 2016 Annual Report and Accounts. Other amendments to IFRS effective for 2017 have not had a material effect on RBS’s H1 2017 results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 306 to 308 of RBS’s 2016 Annual Report and Accounts. The risk factors are set out on pages 432 to 463.

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 3 to 92. The risk factors which could materially affect the Group’s future results are described on pages 94 to 96.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2017 have been prepared on a going concern basis.

Notes

2. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Loans and advances to customers	5,152	5,364
Loans and advances to banks	120	151
Debt securities	190	177

Interest receivable	5,462	5,692

Customer accounts	328	575
Deposits by banks	70	48
Debt securities in issue	254	298
Subordinated liabilities	317	442
Internal funding of trading businesses	21	(4)

Interest payable	990	1,359

Net interest income	4,472	4,333

Fees and commissions receivable
- payment services	405	434
- credit and debit card fees	331	314
- lending (credit facilities)	529	516
- brokerage	88	86
- investment management	121	121
- trade finance	88	102
- other	104	103

Fees and commissions receivable	1,666	1,676
Fees and commissions payable	(448)	(392)

Net fees and commissions	1,218	1,284

Foreign exchange	228	570
Interest rate	652	(628)
Credit	58	(181)
Own credit adjustments	(73)	250
Other	19	(28)

Income from trading activities	884	(17)

Loss on redemption of own debt	(7)	(130)

Operating lease and other rental income	142	139
Changes in the fair value of own debt designated as at fair value through profit or loss
attributable to own credit risk	-	200
Other changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives	41	(90)
Changes in fair value of investment properties	(10)	(9)
Profit on sale of securities	33	34
Profit on sale of property plant equipment	3	18
Profit on sale of subsidiaries and associates	206	224
Loss on disposal or settlement loans and receivables	(150)	(14)
Share of profits of associated undertakings	60	68
Other income	27	24

Other operating income	352	594

Total non-interest income	2,447	1,731

Total income	6,919	6,064

Notes

2. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Staff costs	(2,447)	(2,695)
Premises and equipment	(678)	(652)
Other (1)	(1,208)	(2,139)

Administrative expenses	(4,333)	(5,486)
Depreciation and amortisation	(511)	(354)
Write down of other intangible assets	(8)	(89)

Operating expenses	(4,852)	(5,929)

Loan impairment losses	(152)	(412)
Securities	36	3

Impairment losses	(116)	(409)

Note:
(1)	Includes costs relating to customer redress, residential mortgage back securities, litigation and other regulatory – refer to Note 3 for further details.

3. Provisions for liabilities and charges

	Payment	Other	Residential	Litigation
	protection	customer	mortgage	and other
	insurance	redress (1)	backed securities	regulatory	Other (2)	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2017	1,253	1,105	6,752	1,918	1,808	12,836
Currency translation and other movements	-	(1)	(114)	(13)	10	(118)
Charge to income statement	-	-	-	32	204	236
Releases to income statement	-	(2)	-	(3)	(39)	(44)
Provisions utilised	(78)	(99)	-	(950)	(164)	(1,291)
At 31 March 2017	1,175	1,003	6,638	984	1,819	11,619

Currency translation and other movements	-	5	(237)	(17)	38	(211)
Charge to income statement	-	55	222	59	371	707
Releases to income statement	-	(38)	-	(4)	(96)	(138)
Provisions utilised	(81)	(114)	(44)	(113)	(398)	(750)
At 30 June 2017	1,094	911	6,579	909	1,734	11,227

Note:
(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)
The Group recognised a £750 million provision in 2016 as a consequence of the announcement that HM Treasury is seeking a revised package of remedies that would conclude its remaining State Aid commitments. An additional charge of £50 million was taken in the second quarter of 2017 following further revisions to the package, taking the total provision to £800 million.

Notes

3. Provisions for liabilities and charges (continued)

Payment Protection Insurance (PPI)
The cumulative charge in respect of PPI is £4.9 billion, of which £3.8 billion (78%) in redress and expenses had been utilised by 30 June 2017. Of the £4.9 billion cumulative charge, £4.5 billion relates to redress and £0.4 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	58%	59%	+/-5	+/-60
Uphold rate (1)	90%	91%	+/-5	+/-40
Average redress	£1,688	£1,679	+/-5	+/-35

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 12.

Residential mortgage backed securities (RMBS)
RBS has reached a settlement with the Federal Housing Finance Agency (FHFA) as conservator of Fannie Mae and Freddie Mac, to resolve claims by FHFA in relation to RBS's issuance and underwriting of approximately US$32 billion (£25 billion) of RMBS in the US. As part of the settlement, FHFA's outstanding litigation against RBS relating to those securities has been withdrawn.

Under the settlement, RBS has paid FHFA US$5.5 billion (£4.2 billion), of which US$754 million (£581 million) has been reimbursed to RBS under indemnification agreements with third parties. The cost to RBS (net of the indemnity mentioned above) of US$4.75 billion (£3.65 billion) is largely covered by existing provisions. An incremental charge of US$196 million (£151 million) was recorded in Q2 2017 in relation to the FHFA case. RBS held a provision of US$8.5 billion (£6.6 billion) against RMBS litigations and investigations at 30 June 2017, of which $4.75 billion (£3.7 billion) related to the FHFA case that has now been resolved. For further information refer to Note 12.

Litigation and other regulatory
RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made.
Notes

4. Loan impairment provisions and risk elements in lending
Operating profit/(loss) is stated after net loan impairment charge of £152 million for the half year ended 30 June 2017 (H1 2016 - £412 million losses). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2017 from £4,455 million to £3,945 million and the movements thereon were:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

At beginning of period	4,455	7,119
Currency translation and other adjustments	4	458
Amounts written-off	(732)	(1,532)
Recoveries of amounts previously written-off	112	57
Charges to income statement	152	412
Unwind of discount (recognised in interest income)	(46)	(58)
At end of period	3,945	6,456

As at 30 June 2017 there were no provisions for loans and advances to banks (30 June 2016 – nil).

Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £1,014 million in the half year ended 30 June 2017 to £9,296 million and the movements thereon were:
	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

At beginning of period	10,310	12,137
Currency translation and other adjustments	46	832
Additions	1,535	2,193
Transfers (1)	(59)	(108)
Transfer to performing book	(391)	(519)
Repayments and disposals	(1,413)	(1,214)
Amounts written-off	(732)	(1,532)

At end of period	9,296	11,789

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 42% at 30 June 2017 (30 June 2016 - 55%).
Notes

5. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19.25% (2016 - 20.00%), as analysed below.

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

Profit/(loss) before tax	1,951	(274)

Expected tax (charge)/credit	(376)	55
Losses and temporary differences in period where no
deferred tax asset recognised	(156)	(107)
Foreign profits taxed at other rates	72	32
Items not allowed for tax
- losses on disposals and write-downs	(59)	(13)
- UK bank levy	(20)	(24)
- regulatory and legal actions	(21)	(216)
- other disallowable items	(34)	(45)
Non-taxable items	62	59
Taxable foreign exchange movements	9	(10)
Losses brought forward and utilised	3	6
Banking surcharge	(199)	(86)
Adjustments in respect of prior periods	(8)	9

Actual tax charge	(727)	(340)

At 30 June 2017, the Group has recognised a deferred tax asset of £1,677 million (31 December 2016 - £1,803 million) and a deferred tax liability of £585 million (31 December 2016 - £662 million). These include amounts recognised in respect of UK trading losses of £725 million (31 December 2016 - £801 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2017 and concluded that it is recoverable based on future profit projections.

6. Profit attributable to non-controlling interests

	Half year ended
	30 June	30 June
	2017	2016
	£m	£m

RFS Holdings BV Consortium Members	27	28
Other	2	2

Profit attributable to non-controlling interests	29	30

7. Dividends
In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2017 and 2016. £300 million of new ordinary shares were allotted and issued during the course of 2016 and £150 million of new ordinary shares have been allotted and issued in H1 2017. The Board intends to issue £300 million of new ordinary shares in total during 2017 to achieve this aim.
Notes

8. Earnings per ordinary share
	Half year ended
	30 June	30 June
	2017	2016

Earnings

Profit/(loss) attributable to ordinary shareholders (£m)	939	(2,045)

Weighted average number of ordinary shares outstanding
during the period (millions)	11,817	11,639
Effect of dilutive share options and convertible securities (millions)	80	41

Diluted weighted average number of ordinary shares outstanding
during the period (millions)	11,897	11,680

Basic earnings/(loss) per ordinary share	7.9p	(17.6p)
Restructuring costs	5.9p	4.0p
Litigation and conduct costs	3.4p	11.3p
Own credit adjustments	0.5p	(3.0p)
Loss on redemption of own debt	0.0p	1.0p
Strategic disposals	(1.3p)	(1.2p)

Adjusted earnings/(loss) per ordinary share	16.4p	(5.5p)

Basic earnings/(loss) per ordinary share	7.9p	(17.6p)

Note:
(1)	There is no dilutive impact in any period.

Notes

9. Segmental analysis
The business is organised into the following franchises and reportable segments:
●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank RoI;

●	Commercial & Private Banking (CPB), which comprises three reportable segments: Commercial Banking, Private Banking and RBS International (RBSI);

●	NatWest Markets (NWM), which is a single reportable segment;

●	Capital Resolution which consists of non-strategic markets, portfolios and banking assets;

●	Williams & Glyn (W&G) which is a single reportable segment; and

●	Central items & other which comprises corporate functions.

Analysis of operating profit\(loss)
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2017	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,231	524	2,755	(1,586)	(72)	1,097
Ulster Bank RoI	206	87	293	(293)	11	11

Personal & Business Banking	2,437	611	3,048	(1,879)	(61)	1,108

Commercial Banking	1,141	609	1,750	(996)	(94)	660
Private Banking	226	95	321	(232)	(7)	82
RBS International	161	34	195	(94)	(5)	96

Commercial & Private Banking	1,528	738	2,266	(1,322)	(106)	838

NatWest Markets	42	890	932	(775)	(1)	156
Capital Resolution	24	(126)	(102)	(539)	78	(563)
Williams & Glyn	333	84	417	(158)	(25)	234
Central items & other	108	250	358	(179)	(1)	178

Total	4,472	2,447	6,919	(4,852)	(116)	1,951
Half year ended 30 June 2016

UK Personal & Business Banking	2,109	506	2,615	(2,042)	(40)	533
Ulster Bank RoI	198	95	293	(312)	27	8

Personal & Business Banking	2,307	601	2,908	(2,354)	(13)	541

Commercial Banking	1,067	632	1,699	(984)	(103)	612
Private Banking	226	105	331	(278)	(2)	51
RBS International	151	34	185	(71)	(11)	103

Commercial & Private Banking	1,444	771	2,215	(1,333)	(116)	766

NatWest Markets	43	775	818	(729)	-	89
Capital Resolution	168	(340)	(172)	(478)	(263)	(913)
Williams & Glyn	324	87	411	(242)	(17)	152
Central items & other	47	(163)	(116)	(793)	-	(909)

Total	4,333	1,731	6,064	(5,929)	(409)	(274)

Notes

9. Segmental analysis (continued)

Total revenue
	Half year ended
	30 June 2017			30 June 2016
		Inter			Inter
	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,154	17	3,171	3,114	27	3,141
Ulster Bank RoI	330	(1)	329	328	1	329

Personal & Business Banking	3,484	16	3,500	3,442	28	3,470

Commercial Banking	1,767	30	1,797	1,817	33	1,850
Private Banking	273	70	343	285	92	377
RBS International	156	62	218	151	79	230

Commercial & Private Banking	2,196	162	2,358	2,253	204	2,457

NatWest Markets	1,113	135	1,248	961	351	1,312
Capital Resolution	(21)	322	301	(51)	644	593
Williams & Glyn	435	-	435	455	-	455
Central items & other	1,150	(635)	515	755	(1,227)	(472)

Total	8,357	-	8,357	7,815	-	7,815

Total assets and liabilities
	30 June 2017		31 December 2016
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal & Business Banking	161,595	152,645	155,551	148,811
Ulster Bank RoI	24,854	19,264	24,111	19,299

Personal & Business Banking	186,449	171,909	179,662	168,110

Commercial Banking	151,939	107,794	150,453	104,441
Private Banking	19,600	26,196	18,758	26,673
RBS International	24,735	25,641	23,240	25,280

Commercial & Private Banking	196,274	159,631	192,451	156,394

NatWest Markets	230,939	211,781	239,963	222,494
Capital Resolution	102,239	88,423	132,533	117,977
Williams & Glyn	25,965	24,949	25,806	24,229
Central items & other	40,788	75,912	28,241	60,048

Total	782,654	732,605	798,656	749,252
Notes

10. Financial instruments: classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and liabilities.

						Other
	HFT (1,2)	DFV (3)	AFS (4)	LAR (5)	HTM (6)	assets	Total
Assets	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	86,807	-		86,807
Loans and advances to banks
- reverse repos	11,444	-	-	3,403	-		14,847
- other	8,290	-	-	12,395	-		20,685
Loans and advances to customers
- reverse repos	25,183	-	-	-	-		25,183
- other	16,300	332	-	309,427	-		326,059
Debt securities	34,866	-	42,857	3,898	4,548		86,169
Equity shares	47	112	359	-	-		518
Settlement balances	-		-	12,091			12,091
Derivatives	193,531						193,531
Other assets	-	-	-	-	-	16,764	16,764

30 June 2017	289,661	444	43,216	428,021	4,548	16,764	782,654

Cash and balances at central banks	-	-	-	74,250	-		74,250
Loans and advances to banks
- reverse repos	11,120	-	-	1,740	-		12,860
- other	6,780	-	-	10,498	-		17,278
Loans and advances to customers
- reverse repos	26,586	-	-	2,341	-		28,927
- other	17,504	82	-	305,437	-		323,023
Debt securities	24,504	27	39,254	3,968	4,769		72,522
Equity shares	166	172	365	-	-		703
Settlement balances	-		-	5,526			5,526
Derivatives	246,981						246,981
Other assets	-	-	-	-	-	16,586	16,586

31 December 2016	333,641	281	39,619	403,760	4,769	16,586	798,656

For the notes to this table refer to the following page.

Notes

10. Financial instruments: classification (continued)

			Amortised	Other
	HFT (1,2)	DFV (3)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- repos	2,841	-	2,342		5,183
- other	16,050	-	22,915		38,965
Customer accounts
- repos	28,772	-	9,083		37,855
- other	11,542	1,127	347,213		359,882
Debt securities in issue	1,354	3,919	26,724		31,997
Settlement balances	-	-	11,379		11,379
Short positions	29,862	-			29,862
Derivatives	184,161				184,161
Subordinated liabilities	-	900	13,824		14,724
Other liabilities	-	-	1,938	16,659	18,597

30 June 2017	274,582	5,946	435,418	16,659	732,605

Deposits by banks
- repos	4,125	-	1,114		5,239
- other	20,756	-	12,561		33,317
Customer accounts
- repos	23,186	-	3,910		27,096
- other	12,778	1,506	339,588		353,872
Debt securities in issue	1,614	4,621	21,010		27,245
Settlement balances	-	-	3,645		3,645
Short positions	22,077	-			22,077
Derivatives	236,475				236,475
Subordinated liabilities	-	955	18,464		19,419
Other liabilities	-	-	2,010	18,857	20,867

31 December 2016	321,011	7,082	402,302	18,857	749,252

Notes:
(1)
Includes derivative assets held for hedging purposes (under IAS 39) of £3,621 million (31 December 2016 - £4,789 million) and derivative liabilities held for hedging purposes (under IAS 39) of £3,621 million (31 December 2016 - £4,057 million).

(2)	Held-for-trading.
(3)	Designated as at fair value.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held-to-maturity.

There were no other reclassifications in either the half year ended 30 June 2017 or the year ended 31 December 2016.

Notes

10. Financial instruments: valuation

Own credit
The own credit adjustments (OCA) recorded on held-for-trading (HFT) and designated at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below. The cumulative adjustments below represent reductions/(increases) to the balance sheet liability amounts.
Own credit adjustment (1)	Debt securities		Subordinated
	in issue (2)		liabilities
	HFT	DFV	DFV	Derivatives	Total (3)
	£m	£m	£m	£m	£m

30 June 2017	(50)	(22)	150	9	87
31 December 2016	(34)	(6)	196	81	237
30 June 2016	1	82	283	135	501

Carrying values of underlying liabilities	£bn	£bn	£bn

30 June 2017	1.4	3.9	0.9
31 December 2016	1.6	4.6	1.0
30 June 2016	3.4	5.4	0.9

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss or other comprehensive income related to own credit. RBS has early adopted the provisions within IFRS 9 Financial Instruments in respect of the presentation of gains and losses on financial liabilities designated at fair value through profit and loss from 1 January 2017. For further information refer to Note 1. The balance sheet reserve is stated by converting underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

(4)
The cumulative adjustment for debt securities in issue is opposite to that for subordinated liabilities: debt securities in issue were issued relatively recently at wider than current spreads, whilst many of the subordinated liabilities were issued before the financial crisis at significantly tighter spreads.

Key points
●
The cumulative OCA decrease during H1 2017 was mainly due to the tightening of RBS issuance spreads. The OCA on senior debt is determined by reference to secondary debt issuance spreads; the 5 year spreads tightened by 32 basis points to 30 basis points at 30 June 2017 (31 December 2016 – 62 basis points).

●	RBS 5 year subordinated debt spreads tightened by 68 basis points to 213 basis points at 30 June 2017 (31 December 2016 – 281 basis points).
●	RBS 5 year CDS credit spreads tightened by 44 basis points to 81 basis points at 30 June 2017 (31 December 2016 – 125 basis points) resulting in lower own credit reserve on derivatives.

Notes

10. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2016 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs are consistent with those described in the 2016 Annual Report and Accounts Note 9 – Financial instruments valuation.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2017	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	61.1	0.4	61.5	20	-
Debt securities	63.4	13.4	0.9	77.7	30	(20)
- of which AFS	36.1	6.6	0.2	42.9	10	(10)
Equity shares	-	0.1	0.4	0.5	40	(40)
- of which AFS	-	0.1	0.3	0.4	30	(30)
Derivatives	-	191.4	2.2	193.6	210	(220)

	63.4	266.0	3.9	333.3	300	(280)

Proportion	19.0%	79.8%	1.2%	100%

31 December 2016

Assets
Loans and advances	-	61.5	0.6	62.1	50	(50)
Debt securities	53.8	9.2	0.8	63.8	70	(20)
- of which AFS	35.1	4.0	0.1	39.2	20	(10)
Equity shares	0.1	0.2	0.4	0.7	40	(50)
- of which AFS	-	0.1	0.3	0.4	30	(40)
Derivatives	-	244.2	2.7	246.9	200	(200)
	53.9	315.1	4.5	373.5	360	(320)

Proportion	14.4%	84.4%	1.2%	100%

30 June 2017

Liabilities
Deposits	-	60.2	-	60.2	10	(10)
Debt securities in issue	-	4.8	0.5	5.3	30	(30)
Short positions	26.4	3.5	-	29.9	-	-
Derivatives	-	182.2	2.0	184.2	130	(130)
Subordinated liabilities	-	0.9	-	0.9	-	-

	26.4	251.6	2.5	280.5	170	(170)

Proportion	9.4%	89.7%	0.9%	100%

31 December 2016

Liabilities
Deposits	-	62.0	0.4	62.4	10	(20)
Debt securities in issue	-	5.6	0.6	6.2	40	(40)
Short positions	19.7	2.4	-	22.1	-	-
Derivatives	-	234.4	2.0	236.4	120	(120)
Subordinated liabilities	-	1.0	-	1.0	-	-

	19.7	305.4	3.0	328.1	170	(180)

Proportion	6.0%	93.1%	0.9%	100%

For the notes to this table refer to the following page.

Notes

10. Financial instruments carried at fair value - valuation hierarchy (continued)
Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, asset-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analyses of debt securities and derivatives refer to Appendix 1 - Capital and risk management - Credit risk.

Movement in level 3 portfolios

	Half year ended 2017				Half year ended 2016
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	4,111	426	4,537	2,997	3,152	765	3,917	2,716
Amount recorded in the income statement (1)	(410)	1	(409)	(204)	332	1	333	634
Amount recorded in the statement of	-	-	-	-	-	-	-	-
comprehensive income	-	(15)	(15)	-	-	47	47	-
Level 3 transfers in	255	266	521	292	705	27	732	592
Level 3 transfers out	(404)	-	(404)	(418)	(369)	(28)	(397)	(422)
Issuances	-	-	-	-	3	-	3	22
Purchases	810	1	811	269	493	11	504	406
Settlements	(96)	-	(96)	(117)	(393)	-	(393)	(362)
Sales	(876)	(156)	(1,032)	(323)	(344)	(204)	(548)	(16)
Foreign exchange and other adjustments	(17)	(1)	(18)	9	12	7	19	43

At 30 June	3,373	522	3,895	2,505	3,591	626	4,217	3,613

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	(96)	-	(96)	629	267	2	269	364
- realised	148	-	148	(262)	193	(188)	5	(85)

Notes:
(1)
Net losses on HFT instruments of £197 million (H1 2016 - £285 million losses) were recorded in income from trading activities in continuing operations. Net losses on other instruments of £8 million (H1 2016 - £16 million losses) were recorded in other operating income and interest income as appropriate in continuing operations.

(2)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes

10. Financial instruments: Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2017		31 December 2016
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	14.7	14.7	11.4	11.5
Loans and advances to customers	309.4	306.3	307.8	306.0
Debt securities	8.4	8.6	8.7	8.8

Financial liabilities
Deposits by banks	20.5	20.2	9.4	9.5
Customer accounts	47.3	47.3	35.1	35.2
Debt securities in issue	26.7	28.0	21.0	21.6
Subordinated liabilities	13.8	14.5	18.5	18.5

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The table above excludes short-term financial instruments for which fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, demand deposits and notes in circulation. These are excluded from the table above.

Notes

11. Contingent liabilities and commitments

	30 June	31 December
	2017	2016
	£m	£m

Guarantees and assets pledged as collateral security	7,490	7,867
Other contingent liabilities	3,398	4,179
Standby facilities, credit lines and other commitments	132,605	138,645

Contingent liabilities and commitments	143,493	150,691

Contingent liabilities arise in the normal course of RBS’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of RBS’s expectation of future losses.

12. Litigation, investigations and reviews
The Royal Bank of Scotland Group plc (the “company” or RBSG) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2017 (refer to Note 3).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Notes

12. Litigation, investigations and reviews (continued)
Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in RBS’s 2016 Annual Report and Accounts on page 432 and in RBS’s 2016 Annual Report on Form 20-F on page 509.

Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order. Prior to the partial settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 RBS concluded full and final settlements with four of the five shareholder groups representing 78 per cent of the claims by value. Further full and final settlements, without any admission of liability, have since been reached and RBS has now concluded the action with over 98 per cent of the claimants.

The aggregate settlement figure available is £900 million and is subject to validation of claims. RBS has increased its total provision to £900 million in relation to this matter.

The Court directed that any claimant choosing not to enter the settlement should, by 28 July 2017, issue an application to restore the proceedings. In the event that any claimant is subsequently permitted to continue with the proceedings, they would be defended by RBS on the grounds previously set out. RBS is not aware of any such application having been made.

Residential mortgage-backed securities (RMBS) litigation in the US
RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a lawsuit against RBS in the United States District Court for the District of Connecticut, relating to approximately US$32 billion of RMBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. On 12 July 2017, RBS announced the settlement of this matter. Pursuant to the settlement agreement, RBS has paid FHFA US$5.5 billion, and FHFA has withdrawn its claims relating to the securities at issue in the case. Of that settlement amount, US$754 million has been reimbursed to RBS under indemnification agreements with third parties. The net cost to RBS of the settlement was largely covered by existing provisions. An incremental charge of US$196 million (£151 million) was recorded in relation to this matter.

Notes

12. Litigation, investigations and reviews (continued)
RBS Securities Inc. remains a defendant in a separate, unresolved FHFA lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, which is the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. RBS has settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

As at 30 June 2017, the total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 82) was £6.6 billion ($8.5 billion), of which £3.7 billion ($4.75 billion) related to the FHFA case that has now been resolved. The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur.

With respect to certain of the RMBS claims described above, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes

12. Litigation, investigations and reviews (continued)
Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on 20 December 2016, the district court held that it lacks personal jurisdiction over RBS with respect to certain claims asserted in the coordinated proceeding. Following that decision, RBS is dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

On 10 March 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, issued a claim in the High Court of Justice of England and Wales against RBS, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.  The FDIC previously asserted many of the same US law USD LIBOR-related claims against RBS and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed as a result of a series of rulings by that court.

Certain members of the Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first case, relating to Euroyen TIBOR futures contracts, the court dismissed plaintiffs’ antitrust claims on 28 March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, which are proceeding in the discovery phase. In the second case, relating to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, the court dismissed the case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against RBS for lack of personal jurisdiction. The other matters described in this paragraph are subject to motions to dismiss that are currently pending.

Details of LIBOR investigations involving RBS are set out under ‘‘Investigations and reviews’’ on page 83.

Notes

12. Litigation, investigations and reviews (continued)
ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation
In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, RBS paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

On 24 March 2017, the court dismissed a second FX-related antitrust class action, holding that the alleged class of “consumers and end-user businesses” lacked standing to pursue antitrust claims. The plaintiffs in that case have since filed an amended complaint, which is subject to a renewed motion to dismiss.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on 20 September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. The plaintiffs’ appeal of this dismissal remains pending.

Beginning in September 2016, several class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments. The plaintiffs define “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. It is alleged that certain RBS companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. RBS and the other defendants anticipate making a motion to dismiss the claims asserted in these actions after the plaintiffs file a single, consolidated complaint.

On 12 July 2017, a class action complaint was filed against RBS companies in the United States District Court for the Southern District of New York. The complaint alleges that RBS breached contracts with counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look”, and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. RBS has settled these matters for approximately CAD 13 million. The settlement amount has been paid into escrow pending court approval of the settlement.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

Notes

12. Litigation, investigations and reviews (continued)
US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pre-trial proceedings. RBS anticipates making a motion to dismiss these claims.

Swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

On 28 July 2017, the Court overseeing the above matters dismissed all claims against RBS companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period, which will now proceed to the discovery phase.

On 8 June 2017, TeraExchange filed another complaint against RBS and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swap if the defendant dealers had not engaged in an unlawful antitrust conspiracy. RBS anticipates making a motion to dismiss the complaint in this matter.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. RBS N.V. made a motion to dismiss in this case on the ground that many of the transfers at issue were extraterritorial to the United States and therefore not subject to the fraudulent conveyance statute upon which the trustee’s claim is based, but the bankruptcy court denied that motion on 22 November 2016. RBS N.V. is seeking to appeal that decision. A further claim by the trustee against RBS N.V., for clawback of an additional US$21.8 million, was filed in October 2011. With respect to that claim, the bankruptcy court granted RBS N.V.’s motion to dismiss on extraterritorial grounds, and the trustee has commenced an appeal of that decision.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Notes

12. Litigation, investigations and reviews (continued)
CPDO litigation
Claims were served on RBS N.V. in England, the Netherlands and Australia, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in England and the Netherlands have been settled and in April 2017, the court approved settlement of the remaining claim in Australia.

Interest rate hedging products litigation
RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. RBS encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was approximately £33 million and the trial ended in October 2016. On 21 December 2016 the Court dismissed all of PAG’s claims. PAG has been granted leave to appeal that decision by the Court of Appeal. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. The case of Wall v RBS plc, which concerns certain similar allegations to those in PAG, is currently scheduled to go to trial in October 2017. The sum claimed is between £114 million and £669 million.

In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017.

Tax dispute
HMRC issued a tax assessment in 2012 against RBS for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS joint venture subsidiary in 2009. RBS has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, RBS is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £80 million plus interest and costs by alleging that RBS dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter is currently scheduled to start in June 2018.

Notes

12. Litigation, investigations and reviews (continued)
Weiss v. National Westminster Bank Plc (NatWest)
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon.

Anti-Terrorism Act litigation against RBS N.V.
RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, Bank Saderat, and Commerzbank) are defendants in an action first commenced in the United States District Court for the Eastern District of New York in November 2014 by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 90 attacks in Iraq between 2004 and 2011.

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. Since commencing this matter, the plaintiffs have amended the complaint twice. The second amended complaint is subject to a motion to dismiss that defendants filed on 14 September 2016.

On 2 November 2016, additional plaintiffs commenced a different action in the United States District Court for the Southern District of Illinois against the same defendants (including RBS N.V.), as well as Deutsche Bank. The allegations are substantially similar to the allegations contained in the complaint described above. The plaintiffs are a number of US military personnel (or their estates, survivors, or heirs) who were killed or injured in 21 attacks in Iraq between 2006 and 2011. In April 2017, this case was transferred to the United States District Court for the Eastern District of New York, where it has been stayed pending further order of the court.

Investigations and reviews
RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets (formerly CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes

12. Litigation, investigations and reviews (continued)
RBS is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and various other members of the Residential Mortgage-Backed Securities Working Group (RMBS Working Group) of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active civil and criminal investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

Ongoing investigations into the same or similar issues by several state attorneys general are at various stages, with those of the New York and California attorneys general being further progressed than the others.

As at 30 June 2017, the total aggregate of provisions in relation to certain of the RMBS investigations (described immediately above) and RMBS litigation matters (set out under “Litigation” on page 75) was £6.6 billion ($8.5 billion), of which £3.7 billion ($4.75 billion) related to the FHFA case that has now been resolved. RBS continues to cooperate with the DOJ in its civil and criminal investigations of RMBS matters and with several state attorneys general in their investigations. The duration and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in RBS’s 2016 Annual Report and Accounts on page 432 and in RBS’s 2016 Annual Report on Form 20-F on page 509.

RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including RMBS, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI. RBSSI is in advanced discussions to resolve the matter.

US mortgages - loan repurchase matters
RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on RBS, if any, may be material.

Notes

12. Litigation, investigations and reviews (continued)
LIBOR and other trading rates
From February 2013 to December 2016, RBS entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required RBS to pay significant penalties. As part of these resolutions, RBS made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission.  RBS continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that RBS and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, RBS has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

Notes

12. Litigation, investigations and reviews (continued)
Interest rate hedging products (IRHP) redress programme
Since 2013, RBS and other banks have been undertaking a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. RBS has reached agreement with KPMG in relation to redress determinations for all in scope customers, as well as the majority of the consequential loss claims received.

RBS provisions in relation to the above redress exercises total £1.5 billion to date for these matters, virtually all of which had been utilised at 30 June 2017.

Judicial Review of Skilled Person’s role in IRHP review
RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has been granted permission to appeal that decision, and the appeal hearing is scheduled to take place in December 2017.

The majority of the claims that name RBS as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on RBS which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. RBS started writing to the relevant customers during 2016 and redress payments have also commenced. The project is due to finish in Q4 2017. In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

Notes

12. Litigation, investigations and reviews (continued)
RBS provisions in relation to investment advice total £201 million to date for these matters, of which £80 million had been utilised at 30 June 2017.

Packaged accounts
As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made gross provisions totalling £409 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS is taking into consideration and, where relevant, addressing the findings from this review.

FCA review of RBS’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of RBS’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group or within similar units within RBS’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. RBS was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

On 8 November 2016, the FCA published an update on its review. In response, RBS announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps are (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. These steps have been developed with the involvement of the FCA which agreed that they are appropriate for RBS to take.

RBS estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £400 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

Notes

12. Litigation, investigations and reviews (continued)
The FCA announced in November 2016 that its review is continuing. RBS continues to cooperate fully with the review.

FCA investigation into RBS plc’s compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified RBS that it is undertaking an investigation into RBS plc’s compliance with the Money Laundering Regulations 2007 in relation to certain customers.  RBS is cooperating with the investigation.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. The EC’s case is ongoing.

On 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

On 6 May 2015, the Competition & Markets Authority (CMA), announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance (PPI)
Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. RBS is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. RBS submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. As a result of this second Consultation Paper, it was expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The BBA and RBS submitted responses to the Consultation Paper on 11 October 2016.

Following feedback received on its second Consultation Paper (CP16/20), on 9 December 2016, the FCA issued a statement explaining that it was carefully considering the issues raised and would make a further announcement before 31 March 2017.

Notes

12. Litigation, investigations and reviews (continued)
On 2 March 2017, the FCA published Policy Statement 17/3, its final rules and guidance on PPI complaint handling.  The Policy Statement made clear the FCA’s intention to implement a two year PPI complaints deadline with effect from 29 August 2017, bringing an end to new PPI complaints in August 2019. New rules for the handling of Plevin complaints will also come into force on 29 August 2017. The proposals in the Policy Statement are largely as previously anticipated.

In June 2017, the claims management company ‘We Fight Any Claim’ issued judicial review proceedings challenging elements of the FCA’s Policy Statement, including the proposed 2019 deadline.

RBS has made provisions totalling £4.9 billion to date for PPI claims, including an additional provision of £601 million in 2016, in response to the anticipated further delay in guidance. Of the £4.9 billion cumulative provision, £3.8 billion had been utilised by 30 June 2017. RBS does not currently anticipate that an additional provision for PPI will be required.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover PCA and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out remedies to address these concerns. These include remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each.  Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

At this stage there remains uncertainty around the financial impact of the remedies once implemented, and so it is not practicable to estimate the potential impact on RBS, which may be material.

FCA Wholesale Sector Competition Review
In February 2015, the FCA launched a market study into investment and corporate banking. In October 2016 the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The FCA has announced that the prohibition on restrictive contractual clauses is to take effect from 3 January 2018.

In November 2015, the FCA also announced that a market study would be undertaken into asset management. In November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. On 28 June 2017, the FCA published the final report which was broadly in line with the interim report and sets out an extensive package of remedies which include providing further protection to investors and driving competitive pressure on asset managers.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on RBS. However, at this stage, this impact is not expected to be material.

FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. The FCA has announced that it intends to publish an interim report in summer 2017 with the final report expected in Q1 2018.

Notes

12. Litigation, investigations and reviews (continued)
At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

FCA Strategic Review of Retail Banking Models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models, The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 will allow the FCA to enhance its understanding of existing models and how these impact competition and conduct. Phase 2 will evaluate the impacts of economic, technological, social and regulatory factors on these models. A project update is expected in Q2 2018 outlining the FCA’s preliminary conclusions from Phase 1.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on RBS, which in due course may be material.

Governance and risk management consent order
In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

 In the Governance Order, RBS agreed to create the following written plans or programmes:

Key points
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for RBS’s US operations;
●	a plan to oversee compliance by RBS’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

Notes

12. Litigation, investigations and reviews (continued)
RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS’s activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 RBS and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities on 30 September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. The authorities have requested a third annual review to be conducted and independent consultant reports are expected to be issued during Q4 2017. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Notes

12. Litigation, investigations and reviews (continued)
Enforcement proceedings and investigations in relation to Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million.

Coutts & Co Ltd is also cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016. The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Regulator requests concerning certain historic Russian transactions
Recent media coverage has highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including RBS and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. In common with other banks, RBS is responding to requests for information from the FCA, PRA and regulators in other jurisdictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)
On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of RBS, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. RBS made a provision totalling EUR 211 million in 2016 for this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes

13. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2016 are included in the 2016 Annual Report and Accounts.

Notes

14. Rating agencies
In January 2017 Standard and Poor’s revised their assessment of Ulster Bank Ltd’s group status from ‘highly strategic’ to ‘core’ and as a result. The long term rating of Ulster Bank Ltd was upgraded to BBB+ from BBB.

In June 2017, Moody’s Investors Service (Moody’s) updated RBS’s standalone ratings (Baseline Credit Assessment) and changed the outlook for RBSG plc and all subsidiaries to ‘Stable’ from ‘Positive’.

The resulting changes in ratings for The Royal Bank of Scotland Group plc (RBSG plc) and its subsidiaries are set out in the table below.

	Moody’s (1) (4)				Standard and Poor’s				Fitch
	Current rating		Previous rating		Current rating		Previous rating		Current rating		Previous rating
	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc (1)	Baa3	P-3	Ba1	NP	BBB-	A-3	BBB-	A-3	BBB+	F2	BBB+	F2

The Royal Bank of Scotland plc	A3	P-2	A3	P-2	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2

National Westminster Bank Plc (3)	A3	-	A3	-	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2

Royal Bank of Scotland N.V.	A3	P-2	A3	P-2	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2

RBS Securities Inc.	-	-	-	-	BBB+	A-2	BBB+	A-2	BBB+	F2	BBB+	F2

Ulster Bank Ltd (3)	-	-	-	-	BBB+	A-2	BBB	A-2	BBB+	F2	BBB+	F2

Ulster Bank Ireland DAC (3)	-	-	-	-	BBB	A-2	BBB	A-2	BBB	F2	BBB	F2

Notes:
(1)	The table shows Moody’s short-term and long-term debt ratings.
(2)	All ratings for The Royal Bank of Scotland Group plc are now considered to be investment grade.
(3)	National Westminster Bank Plc only has a long-term debt rating from Moody’s, Ulster Bank Ltd and Ulster Bank Ireland DAC do not have long or short-term debt ratings from Moody’s
(4)
Moody's also assigns long-term and short term deposits ratings to the operating companies. These are A2 and P-1 for The Royal Bank of Scotland plc, National Westminster Bank Plc, Royal Bank of Scotland N.V. and Ulster Bank Ltd, and Baa2 and P-2 for Ulster Bank Ireland DAC.

15. Post balance sheet events
Other than matters disclosed, there have been no further significant events between 30 June 2017 and the date of approval of this announcement.

16. Date of approval
This announcement was approved by the Board of Directors on 3 August 2017.

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 16, the financial information in the segment results on pages 20 to 52, and the Capital and risk management disclosures set out in Appendix 1 except for those indicated as not reviewed (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2017 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
3 August 2017

Summary risk factors

Summary of our principal risks and uncertainties (Not within the scope of EY’s review report)
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the 2016 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 432 to 463 of the 2016 Annual Report and Accounts and on pages 509 to 578 of the Group’s Form 20-F which should be read together with the Group’s other public disclosures.

●
The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

●
The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the vote to leave in the referendum on the UK’s membership of the European Union (EU Referendum and more generally arising from the outcome of general elections in the UK and changes in government policies, including as a shareholder, which could adversely impact the Group’s business, results of operations, financial condition and prospects.

●
Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the Group’s operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the Group is no longer able to rely on the passporting framework for financial services applicable in the EU, which may affect current restructuring plans and have a material adverse effect on the Group.

●
The Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed.

●
Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. The steps required to implement the UK ring-fencing regime are extraordinarily complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group’s other ongoing restructuring efforts. There is no certainty that the Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain.

●
The Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and the Group may not be a viable, competitive, customer-focused and profitable bank as a result. The Group’s ability to meet the targets and expectations which accompany the Group’s transformation programme, including with respect to its return to profitability and the timing thereof, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.

●
Operational risks are inherent in the Group’s businesses and these risks are heightened as the Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and compliance with its State Aid obligations, against the backdrop of legal and regulatory changes.

●	The Group is exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
●
The Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets. Effective management of the Group’s capital is critical to its ability to operate its businesses, comply with its regulatory obligations, pursue its strategy of returning to stand-alone strength, resume dividend payments on its ordinary shares and maintain discretionary payments.

●
Failure by the Group to comply with regulatory capital and leverage requirements may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.

Summary risk factors

●
Failure by the Group to comply with its capital requirements or to maintain sufficient distributable reserves may result in the application of restrictions on its ability to make discretionary distributions, including the payment of dividends to its ordinary shareholders and coupons on certain capital instruments.

●
The Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●
As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the Group to meet higher capital levels than the Group anticipated within its strategic plans and affect the Group’s funding costs.

●	The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.
●
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. If the Group is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected or it may result in higher funding costs which may impact the Group’s margins and profitability.

●
The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other global risks, including risks arising out of geopolitical events and political developments and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

●
Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

●
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●
The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

●
The Group’s operations are highly dependent on its IT systems. A failure of the Group’s IT systems, including as a result of the lack of, or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the Group to regulatory sanctions.

●
The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

●
The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.

●	Pension risk and changes to the Group’s funding of its pension schemes may have a significant impact on the Group’s capital position.
●
The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro- and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.

●
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●
The Group’s operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile.

Summary risk factors

●	The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
●
The Group may be adversely impacted if its risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.

●	A failure by the Group to embed a strong risk culture across the organisation could adversely affect the Group’s ability to achieve its strategic objective.
●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
●
The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

●
As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

●
HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.

●
The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

●	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●
The Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

●
The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

●
In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

●	The Group’s results could be adversely affected in the event of goodwill impairment.
●
Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of the Group’s residual EU State Aid obligations; the continuation of RBS’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2016 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the vote to leave in the EU Referendum and from the outcome of general elections in the UK and changes in government policies; RBS’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS’s ability to achieve its capital and leverage requirements or targets which will depend in part on RBS’s success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBS’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS’s IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.
Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

3 August 2017

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie John Hughes Penny Hughes Yasmin Jetha Brendan Nelson Sheila Noakes Mike Rogers Mark Seligman
Additional information

Share information
	30 June 2017	31 March 2017	31 December 2016

Ordinary share price	247.2p	242.1p	224.6p

Number of ordinary shares in issue	11,876m	11,842m	11,823m

Financial calendar

2017 third quarter interim management statement	27 October 2017

Appendix 1

Capital and risk management
Appendix 1 Capital and risk management

Presentation of information
Except as otherwise indicated, information in the Capital and risk management appendix is within the scope of the independent review report by Ernst & Young LLP. Unless otherwise indicated, disclosures in this section include disposal groups in the relevant exposures.

For a description of framework, governance, methodology and basis of preparation for each of the risks presented in the appendix, refer to the 2016 Annual Report and Accounts - Capital and risk management.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk
Capital risk is the risk that the Group has insufficient capital and other loss absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved risk appetite and supporting its strategic goals. Liquidity risk is the risk that RBS cannot meet its actual or potential obligations when they fall due. Funding risk is the risk that RBS cannot maintain a diversified, stable and cost effective funding base.

Key developments (Not within the scope of EY’s review report)
●
RBS continued to align its capital and funding structure towards meeting future regulatory requirements during the first half of 2017, while supporting the lending growth of its core franchises.
●
The CET1 ratio remains ahead of the 13% target at 14.8%, a 140 basis point increase on the 2016 year end driven by £939 million attributable profit and planned RWA reductions in Capital Resolution, NatWest Markets and Commercial Banking.
●
The securities to be called in Q3 2017 (see Management of legacy securities) reduced the transitional Tier 1 and Total capital ratios by 60 and 90 basis points respectively. The end-point Tier 1 and Total ratios were unaffected by the calls as these securities are not CRR eligible.
●
CRR leverage ratio was unchanged at 5.1%. UK leverage ratio improved from 5.6% to 5.8% reflecting higher central bank balances which are excluded from the UK framework.
●
In the first half of 2017, RBS issued £7.1 billion of new securities:
o
RBSG plc issued £3.6 billion (€1.5 billion and $3.0 billion) of MREL-eligible senior debt, bringing the total issuance in 2016 and 2017 to date to £7.8 billion;
o
RBS plc issued £1.25 billion and €1.25 billion covered bonds, the first such issuance for RBS since 2012. The covered bonds help diversify the funding profile of the bank; and
o
RBS plc issued £1.1 billion of senior unsecured notes to support the future standalone operations of NatWest Markets plc.
●
RBS continued to participate in the Bank of England’s Term Funding Scheme (TFS), with £9 billion drawn during Q1 2017. Total participation under the scheme was £14 billion.
●
Funding activity was supported by tightening of spreads for issuances, reflecting improving markets and recognition of RBS’s strategic progress in de-risking. RBS also benefitted from Moody’s upgrading RBSG plc’s senior debt rating to investment grade.
●
The first half of 2017 included £4.1 billion of redemptions and maturities of capital securities. This included £3.1 billion of legacy Tier 1 and 2 securities, and £0.3 billion from the tender of certain Tier 2 securities of RBS N.V.
●
Additionally, senior unsecured debt securities of £2.6 billion were redeemed or matured in H1 2017, reflecting the continued run-off of legacy funding.
●
In May 2017, the Bank of England published indicative data on the minimum amount of loss-absorbing resources for the larger UK banks comprising MREL plus buffers. RBS is expected to require loss-absorbing resources of 24.0% of RWAs by 1 January 2020, rising to 27.8% by 1 January 2022. Total loss absorbing capital, including the benefit of legacy securities, was 25.5% of RWAs at 30 June 2017.
●
The current estimated headroom over the fully phased maximum distributable amount trigger in 2019 is 2.4%, based on the target CET1 ratio of 13.0% and minimum capital requirements of 10.6% (see below). This remains subject to change.
●
The liquidity portfolio increased by £14 billion in H1 2017 to £178 billion, mainly within primary liquidity which increased by £16 billion to £111 billion. This build up in liquidity is driven by TFS participation, increased deposits in the franchises, and Treasury issuance, offset by lending growth, funding maturities and calls of securities.
●
The rise in primary liquidity resulted in higher liquidity coverage ratio (LCR) and stressed outflow coverage (SOC) of 145%1 and 180% respectively. The increase in LCR reflected preparations for the settlement of litigation and conduct costs, including FHFA, and the rise in regulatory requirements from 90% to 100% by 1 January 2018.
●
The net stable funding ratio rose to 123%, above the minimum target of 100%. This primarily reflected growth in the customer deposit base, partially offset by lending growth.

(1) The LCR and the SOC ratio above exclude the impact of the FHFA litigation settlement announced on 12 July 2017. The estimated impact of the settlement on both the LCR and SOC ratio is a 6% reduction to 139% and 174% respectively. The settlement will also reduce the liquidity portfolio by approximately £3.65 billion. There is minimal impact on the NSFR as the settlement was broadly in line with provision.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk (Not within the scope of EY’s review report)
Management of legacy securities
RBS continues to manage its capital stack for value, including considerations of regulatory value, relative funding cost and rating agency considerations.

RBS has decided not to exercise the current call option on the non-cumulative US dollar preference share series U and euro preference shares series 3. These equity accounted ‘non-step’ securities with combined nominal value of £0.8 billion(1) can provide transitional Tier 1 and Tier 2 benefit through to the end of the CRR grandfathering period in 2021. The CET1 impact from foreign currency translation of approximately £370 million(2) that would be realised upon redemption is not considered to be economical compared with the securities’ ongoing regulatory value and relative coupon cost. RBS has instead decided to prioritise calling other legacy Tier 1 instruments which provide higher economic benefit.

RBS intends to redeem Canadian dollar and US dollar fixed/floating rate Tier 1 securities with combined nominal value of £0.4 billion(3) in October 2017, with formal notice in line with the call period which opens 6 August 2017. As these equity accounted securities contain an incentive to redeem, they are not expected to provide transitional Tier 1 or MREL value following their ‘step-up’ in October 2017. This redemption will lead to a CET1 reduction of approximately £260 million(2) from foreign currency translation and deferred coupon payments in Q3 2017(4).

RBS also intend to redeem seven debt accounted Tier 1 securities with nominal value of £1.5 billion(5) over the next few months in line with their relevant terms. Redemption of these securities does not involve a CET1 impact from foreign currency translation and provides coupon savings ranging up to approximately 9%.

Notes:
(1)	US780097AU54, XS0323734961 note nominal value reflects balance sheet notional, based on exchange rate at time of issue.
(2)	Based on exchange rates as at 30 June 2017.
(3)	CA780097AT83, US780097AS09, note nominal value reflects balance sheet notional, based on exchange rate at time of issue.
(4)	Reflects satisfaction of forgone coupon payments during the two year EC imposed moratorium, specific to these cumulative instruments.
(5)	US780097AE13, US6385398820, US7800978790, XS0121856859, US7800977883, US7800978048 and XS0159056208.

Minimum capital requirements
The Group is subject to minimum requirements in relation to the amount of capital it must hold in relation to its RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet once all currently adopted regulation is fully implemented by 1 January 2019.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	UK countercyclical capital buffer	0.5%	0.5%	0.5%
	G-SIB buffer	1.0%	1.0%	1.0%
Bank specific	Pillar 2A	2.1%	2.9%	3.8%
Total (excluding PRA buffer)		10.6%	12.9%	15.8%

Capital ratios at 30 June 2017		14.8%	16.7%	20.0%

Notes: Refer to page 173 of the 2016 Annual Report and Accounts, updated for UK countercyclical buffer change in June 2017:
(1)
The Bank of England’s Financial Policy Committee (FPC) increased the UK countercyclical capital buffer rate from 0.0% to 0.5%, with effect from June 2018; the rate may increase to 1.0% with effect from November 2018. The estimated own funds requirement impact for the Group, based on the countercyclical buffer rate of 0.5% and 30 June 2017 exposures, was £708 million.
(2)
The FPC and PRA launched a joint consultation, to exclude claims on central banks from the UK leverage ratio framework so as not to restrict the ability to draw on central bank liquidity facilities. The proposal also increases the minimum UK leverage ratio requirement from 3.0% to 3.25%. The CRR leverage ratio requirements, which include central bank claims, are not impacted by the proposal.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk: Capital flow statement (Not within the scope of EY’s review report)
Refer to Analysis of results - Capital and leverage for information on Capital, RWAs and leverage and the Pillar 3 supplement for capital and leverage relating to significant subsidiaries and also CRR templates. The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the half year ended 30 June 2017.

	CET1	AT1	Tier 2	Total
Capital flow statement	£m	£m	£m	£m

At 1 January 2017	30,623	4,041	9,161	43,825
Profit for the period	939	-	-	939
Own credit	162	-	-	162
Share capital and reserve movements in respect of employee share schemes	117	-	-	117
Ordinary shares issued	80	-	-	80
Foreign exchange reserve	96	-	-	96
Available-for-sale reserves	21	-	-	21
Goodwill and intangibles deduction	13	-	-	13
Deferred tax assets	29	-	-	29
Prudential valuation adjustments	(322)	-	-	(322)
Expected loss over impairment provisions	145	-	-	145
Net dated subordinated debt/grandfathered instruments	-	-	(1,820)	(1,820)
Foreign exchange movements	-	-	(234)	(234)
Other movements	(29)	-	-	(29)

At 30 June 2017	31,874	4,041	7,107	43,022

Appendix 1 Capital and risk management

Capital, liquidity and funding risk: Capital resources

	End-point CRR basis (1)		PRA transitional basis (1)
	30 June	31 December	30 June	31 December
	2017	2016	2017	2016
	£m	£m	£m	£m
Shareholders' equity (excluding
non-controlling interests)
Shareholders' equity	49,205	48,609	49,205	48,609
Preference shares - equity	(2,565)	(2,565)	(2,565)	(2,565)
Other equity instruments	(4,491)	(4,582)	(4,491)	(4,582)
	42,149	41,462	42,149	41,462

Regulatory adjustments and deductions
Own credit	(142)	(304)	(142)	(304)
Defined benefit pension fund adjustment	(186)	(208)	(186)	(208)
Cash flow hedging reserve	(575)	(1,030)	(575)	(1,030)
Deferred tax assets	(877)	(906)	(877)	(906)
Prudential valuation adjustments	(854)	(532)	(854)	(532)
Goodwill and other intangible assets	(6,467)	(6,480)	(6,467)	(6,480)
Expected losses less impairments	(1,226)	(1,371)	(1,226)	(1,371)
Other regulatory adjustments	52	(8)	52	(8)
	(10,275)	(10,839)	(10,275)	(10,839)

CET1 capital	31,874	30,623	31,874	30,623

Additional Tier 1 (AT1) capital
Eligible AT1	4,041	4,041	4,041	4,041
Qualifying instruments and related
share premium subject to phase out	-	-	3,450	5,416
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	140	339

AT1 capital	4,041	4,041	7,631	9,796

Tier 1 capital	35,915	34,664	39,505	40,419

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	6,608	6,893	6,745	7,066
Qualifying instruments issued by
subsidiaries and held by third parties	499	2,268	2,101	4,818

Tier 2 capital	7,107	9,161	8,846	11,884

Total regulatory capital	43,022	43,825	48,351	52,303

Capital metrics (Not within the scope of EY's review report)

Total risk-weighted assets (£m)	215,400	228,200	215,400	228,200
Risk asset ratios
CET1(%)	14.8	13.4	14.8	13.4
Tier 1 (%)	16.7	15.2	18.3	17.7
Total (%)	20.0	19.2	22.4	22.9

Note:
(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk: Loss absorbing capital (Not within the scope of EY’s review report)

The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the MREL criteria. Regulatory and LAC values exclude instruments intended to be redeemed (see Management of legacy securities) as at 30 June 2017. These securities will be derecognised from the balance sheet on the date of redemption.
	30 June 2017				31 December 2016
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	31.9	31.9	31.9	31.9	30.6	30.6	30.6	30.6

Tier 1 capital: end-point
CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
of which: RBSG operating
subsidiaries (opcos)	-	-	-	-	-	-	-	-
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: non end-point
CRR compliant
of which: holdco	5.3	5.4	3.5	2.7	5.5	5.6	5.5	4.0
of which: opcos	0.3	0.3	0.1	0.1	0.3	0.3	0.3	0.3
	5.6	5.7	3.6	2.8	5.8	5.9	5.8	4.3

Tier 2 capital: end-point
CRR compliant
of which: holdco	6.7	6.8	6.6	5.1	6.9	7.0	6.9	5.3
of which: opcos	2.3	2.4	0.7	0.5	6.0	6.4	4.0	5.6
	9.0	9.2	7.3	5.6	12.9	13.4	10.9	10.9

Tier 2 capital: non end-point
CRR compliant
of which: holdco	0.4	0.4	0.1	0.1	0.4	0.4	0.2	0.1
of which: opcos	2.1	2.4	1.8	2.0	2.5	2.7	2.1	2.1
	2.5	2.8	1.9	2.1	2.9	3.1	2.3	2.2

Senior unsecured debt
securities issued by:
RBSG holdco	9.9	9.9	-	8.5	6.9	6.8	-	5.0
RBSG opcos	15.6	15.8	-	-	14.8	15.0	-	-
	25.5	25.7	-	8.5	21.7	21.8	-	5.0
Total	78.5	79.3	48.7	54.9	77.9	78.8	53.6	57.0

RWAs				215.4				228.2
Leverage exposure				701.8				683.3

LAC as a ratio of RWAs (4)				25.5%				24.9%
LAC as a ratio of leverage
exposure				7.8%				8.3%

Notes:
(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the MREL criteria.
(3)
LAC value reflects RBS’s interpretation of the Bank of England’s policy statement on the minimum requirements for own funds and eligible liabilities (MREL), published in November 2016. MREL policy and requirements remain subject to further potential development, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. Includes Tier 1 and Tier 2 securities prior to incentive to redeem.

(4)	Corresponding shareholders’ equity was £49.2 billion (31 December 2016 - £48.6 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering and other restrictions imposed by CRR.

●
Major movements in the first half of the year included the issue of £3.6 billion equivalent senior securities from RBSG plc and the redemption of approximately £3.1 billion equivalent Tier 2 securities, primarily within RBS plc.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk: Risk-weighted assets (Not within the scope of EY’s review report)
The tables below analyse the movement in RWAs on the end-point CRR basis during the half year, by key drivers.

		Non-counterparty		Counterparty			Operational
		credit risk		credit risk		Market risk	risk		Total
		£bn		£bn		£bn	£bn		£bn

At 1 January 2017		162.2		22.9		17.4	25.7		228.2
Foreign exchange movement		(0.5)		(0.2)		-	-		(0.7)
Business movements		(2.6)		(4.9)		(0.9)	(1.9)		(10.3)
Risk parameter changes		(1.8)		-		-	-		(1.8)

At 30 June 2017		157.3		17.8		16.5	23.8		215.4

The table below analyses segmental RWAs.

		Ulster							Central
		Bank	Commercial	Private			Capital		items
	UK PBB	RoI	Banking	Banking	RBSI	NWM	Resolution	W&G	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2017	32.7	18.1	78.5	8.6	9.5	35.2	34.5	9.6	1.5	228.2
Foreign exchange movement	-	0.4	(0.2)	-	-	(0.3)	(0.5)	-	(0.1)	(0.7)
Business movements	0.8	-	(1.0)	0.4	(0.1)	(3.2)	(7.8)	(0.2)	0.8	(10.3)
Risk parameter changes (1)	(0.6)	(0.5)	(1.1)	-	-	-	0.4	-	-	(1.8)

At 30 June 2017	32.9	18.0	76.2	9.0	9.4	31.7	26.6	9.4	2.2	215.4

Credit risk
- non-counterparty	25.0	17.0	69.8	8.0	8.7	5.8	15.0	8.0	-	157.3
- counterparty	-	0.1	-	-	-	11.0	6.7	-	-	17.8
Market risk	-	-	-	-	-	11.4	3.1	-	2.0	16.5
Operational risk	7.9	0.9	6.4	1.0	0.7	3.5	1.8	1.4	0.2	23.8

At 30 June 2017	32.9	18.0	76.2	9.0	9.4	31.7	26.6	9.4	2.2	215.4

Note:
(1) Risk parameter changes relate to charges in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD).

●	RWAs decreased by £12.8 billion in H1 2017, of which £7.9 billion was in Capital Resolution.
●	The reduction in Capital Resolution reflected continuing exit strategy with the main changes in Markets (£4.2 billion) and Shipping (£1.2 billion) portfolios.
●	Risk metric improvements in Commercial Banking and planned reduction of exposures with weak returns reduced RWAs by £2.3 billion. Increased lending has led to higher RWAs in Private Banking.
●
In both UK PBB and Ulster Bank RoI, the RWA decrease resulting from recalibration improvements in mortgage risk parameter models and improved credit quality, were offset by the impact of lending growth and foreign currency movements respectively.

●	NatWest Markets RWAs decreased by £3.5 billion driven by business optimisations, maturities and lower exposures.
●	The increase in Central items is driven by higher foreign currency forward positions held in Treasury in anticipation of conduct settlement and calling of equity instruments in Q3 2017.
●	The operational risk recalculation resulted in a £1.9 billion RWA decrease.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk: Key liquidity metrics (Not within the scope of EY’s review report)
The table below sets out the key liquidity and related metrics monitored by RBS.

	30 June	31 March	31 December
	2017	2017	2016

Liquidity portfolio	£178bn	£160bn	£164bn
Liquidity coverage ratio (LCR) (1)	145%	129%	123%
Stressed outflow coverage (SOC) (1)	180%	146%	139%
Net stable funding ratio (NSFR) (1)	123%	120%	121%
Loan:deposit ratio	91%	93%	91%

Note: Refer to page 189 of the 2016 Annual Report and Accounts.
(1)
The metrics stated exclude the impact of the litigation settlement with FHFA, as announced on 12 July 2017. The estimated impact of the settlement on both the LCR and SOC ratio is a 6% reduction to 139% and 174% respectively. The settlement will also reduce the liquidity portfolio by approximately £3.65 billion. There is minimal impact on the NSFR as the settlement was broadly in line with provision.

Liquidity portfolio
The table below shows the liquidity portfolio by product, liquidity value and by carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end			Average - H1 2017
	UK DoLSub (1)	Other	Total	UK DoLSub	Total
30 June 2017	£m	£m	£m	£m	£m

Cash and balances at central banks	79,909	2,724	82,633	71,144	74,072
Government and US agency bonds
AAA rated	3,994	1,251	5,245	4,236	5,988
AA- to AA+	21,822	1,533	23,355	19,652	20,533

	25,816	2,784	28,600	23,888	26,521
Primary liquidity	105,725	5,508	111,233	95,032	100,593
Secondary liquidity (2)	66,112	574	66,686	58,804	59,417

Total liquidity value	171,837	6,082	177,919	153,836	160,010

Total carrying value	196,786	6,243	203,029

31 December 2016				Average - FY 2016

Cash and balances at central banks	66,598	2,542	69,140	56,772	59,489
Government and US agency bonds
AAA rated	3,936	1,331	5,267	3,692	4,539
AA- to AA+	19,348	1,244	20,592	18,757	21,106
Below AA	-	237	237	-	-

	23,284	2,812	26,096	22,449	25,645
Primary liquidity	89,882	5,354	95,236	79,221	85,134
Secondary liquidity (2)	68,007	683	68,690	65,588	66,774

Total liquidity value	157,889	6,037	163,926	144,809	151,908

Total carrying value	184,136	6,209	190,345

Notes:
(1)
The PRA regulated UK DoLSub comprising RBS’s five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company PLC. In addition, certain of RBS’s significant operating subsidiaries - Ulster Bank Ireland DAC and RBS N.V. - hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

Appendix 1 Capital and risk management

Capital, liquidity and funding risk: Funding sources
The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its core businesses. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.
The table below shows the carrying values of the principal funding sources, based on contractual maturity.

	30 June 2017			31 December 2016
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
Derivative cash collateral	16,016	-	16,016	20,674	-	20,674
Other deposits (1)	7,045	15,904	22,949	6,130	6,513	12,643

	23,061	15,904	38,965	26,804	6,513	33,317
Debt securities in issue
Certificates of deposit	4,884	-	4,884	3,205	3	3,208
Medium-term notes	2,635	18,189	20,824	3,388	15,233	18,621
Covered bonds	975	5,314	6,289	96	3,839	3,935
Securitisations	-	-	-	-	1,481	1,481

	8,494	23,503	31,997	6,689	20,556	27,245
Subordinated liabilities	2,140	12,584	14,724	1,062	18,357	19,419

Notes issued	10,634	36,087	46,721	7,751	38,913	46,664

Wholesale funding	33,695	51,991	85,686	34,555	45,426	79,981

Customer deposits
Derivative cash collateral (2)	10,480	-	10,480	11,487	-	11,487
Financial institution deposits	51,130	533	51,663	52,292	668	52,960
Personal deposits	166,759	1,696	168,455	162,958	1,877	164,835
Corporate deposits	128,320	964	129,284	123,495	1,095	124,590

Total customer deposits	356,689	3,193	359,882	350,232	3,640	353,872

Total funding excluding repos	390,384	55,184	445,568	384,787	49,066	433,853

Total repos	43,038	-	43,038	32,335	-	32,335

Total funding including repos	433,422	55,184	488,606	417,122	49,066	466,188

Notes:
(1)
Includes £14.0 billion (31 December 2016 - £5.0 billion) relating to TFS participation and £1.8 billion (31 December 2016 - £1.3 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long Term Refinancing Operations.

(2)	Cash collateral includes £8,995 million (31 December 2016 - £10,002 million) from financial institutions.

Appendix 1 Capital and risk management

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Credit risk: Management basis: Portfolio summary (Not within the scope of EY’s review report)
The table below summarises current and potential exposure, net of provisions and after risk transfer, by sector and asset quality.
						Portfolio and asset quality as a percentage
	Exposure (£m)					of total current exposure
		Wholesale (1)					Wholesale (1)
30 June 2017		Banks and					Banks and
	Personal	other FIs	Sovereign (2)	Other	Total	Personal	other FIs	Sovereign (2)	Other	Total
AQ1-AQ4	119,079	41,270	135,677	45,727	341,753	25%	9%	28%	10%	72%
AQ5-AQ8	47,883	3,381	107	70,913	122,284	10%	1%	-	14%	25%
AQ9	2,437	509	2	594	3,542	1%	-	-	-	1%
AQ10	3,644	65	-	2,851	6,560	1%	-	-	1%	2%
Total current exposure	173,043	45,225	135,786	120,085	474,139	37%	10%	28%	25%	100%

Total potential exposure	179,350	78,604	136,694	180,910	575,558

Risk of Credit Loss (3)	-	1	2	456	459
Flow into forbearance (4)	367	12	-	1,165	1,544
Of which: Performing	172	12	-	763	947
Non-performing	195	-	-	402	597
Provisions	2,124	54	-	1,767	3,945

31 December 2016
AQ1-AQ4	111,899	42,903	118,049	49,121	321,972	24%	9%	26%	11%	70%
AQ5-AQ8	47,992	4,392	135	72,340	124,859	10%	1%	-	16%	27%
AQ9	2,622	32	4	591	3,249	1%	-	-	-	1%
AQ10	3,693	355	-	3,465	7,513	1%	-	-	1%	2%
Total current exposure	166,206	47,682	118,188	125,517	457,593	36%	10%	26%	28%	100%

Total potential exposure	172,607	84,300	119,056	185,291	561,254
Risk of Credit Loss (3)	-	1	4	851	856
Flow into forbearance (4)	834	5	1	3,232	4,072
Of which: Performing	447	3	-	1,782	2,232
Non-performing	387	2	1	1,450	1,840
Provisions	2,192	58	1	2,204	4,455
Period-on-period movements
Current exposure movement - increase/(decrease)	6,837	(2,457)	17,598	(5,432)	16,546
Current exposure - constant currency basis	166,598	47,428	118,777	125,137	457,940
Foreign exchange impact - increase/(decrease)	392	(254)	589	(380)	347

Notes:
(1)	Includes SME customers managed in UK PBB Business Banking who are assigned a sector under RBS’s sector concentration framework.
(2)	Includes exposure to central governments, central banks and sub-sovereigns such as local authorities.
(3)	Excludes Private Banking, Lombard and Invoice Finance exposures which are not material in context of the Risk of Credit Loss portfolio.
(4)	Completed during the period.

Appendix 1 Capital and risk management

Credit risk: Management basis: Portfolio summary (continued) (Not within the scope of EY’s review report)
●
RBS’s approach to lending is governed by a comprehensive credit risk appetite framework which is closely monitored and actions are taken to adapt lending criteria as appropriate. Measured by RBS’s asset quality scale, as at 30 June 2017, 72% of total current exposure was rated in the AQ1-AQ4 bands, equating to an indicative investment grade rating of BBB- or above (31 December 2016 - 70%). Across the Personal lending exposure, 69% was in the AQ1-AQ4 category (31 December 2016 - 67%). The loan-to-value (LTV) ratio of the mortgage portfolio was maintained at 58%.
●
Underwriting standards are monitored on an ongoing basis to ensure that they remain adequate in the current market environment. The UK unsecured lending portfolio remained stable during the period with no material changes to asset quality.
●
The increase in current exposure in the Personal portfolio was mainly driven by growth in UK mortgage lending, which was within risk appetite. For further information, refer to page 12.
●
The marginal increase in current exposure across the Wholesale portfolio reflected increases in the Sovereign sector, resulting from liquidity management activities. This was offset by decreases in the Banks & Other FIs portfolio, which reflected fluctuations in exposure to traded products as a result of moves in market rates and by decreases in Transport - particularly Shipping - in line with the exit strategy for this sector.
●
Decreases in exposures classified as Risk of Credit Loss - as well as reductions in flows into forbearance - were driven by the stabilisation of sub-sector areas within the Shipping sector that had been historically weaker. For further information, refer to page 17.
●
Credit quality in both the Wholesale and Personal portfolios was largely unchanged due to relatively stable market conditions.
●
The reduction in defaulted exposure (AQ10) and provisions in the Wholesale portfolio was largely driven by write-offs and asset disposals across a number of sectors.
●
AQ10 exposure in the Personal portfolio (including mortgages) remained broadly stable during the period.

Appendix 1 Capital and risk management

Credit risk: Management basis: Personal portfolios
Personal portfolio (Not within the scope of EY’s review report)
The table below, and all disclosures in this section are based on current exposure (net of provisions and after risk transfer).

	30 June 2017						31 December 2016
		Ulster						Ulster
	UK	Bank	Private				UK	Bank	Private
	PBB	RoI	Banking (1)	RBSI	W&G	Total	PBB	RoI	Banking (1)	RBSI	W&G	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	122,883	14,475	7,859	2,681	10,932	158,830	117,040	14,396	7,168	2,637	10,856	152,097
Period on period movement	5,843	79	691	44	76	6,733
Of which:
Interest only variable rate	10,946	308	4,029	652	1,241	17,176	11,694	349	3,625	692	1,317	17,677
Interest only fixed rate	11,504	4	2,459	93	1,201	15,261	11,132	7	2,290	81	1,186	14,696
Mixed (capital and
interest only)	5,348	65	-	21	678	6,112	5,316	75	-	23	687	6,101

Buy-to-let	16,829	1,538	927	911	1,514	21,719	16,678	1,777	770	881	1,427	21,533

Provisions	144	917	7	32	22	1,122	151	919	2	27	23	1,122
REIL	742	3,175	16	94	95	4,122	736	3,144	23	84	101	4,088

Other lending (2)	8,956	333	1,562	64	987	11,902	8,962	291	1,730	64	958	12,005
Period on period
movement	(6)	42	(168)	-	29	(103)
Provisions	779	45	18	1	103	946	834	48	18	1	113	1,014
REIL	777	46	43	4	107	977	860	50	61	5	117	1,093

Total lending	131,839	14,808	9,421	2,745	11,919	170,732	126,002	14,687	8,898	2,701	11,814	164,102
Period on period movement	5,837	121	523	44	105	6,630
Mortgage LTV ratios (3)
- Total portfolio	57%	73%	54%	57%	54%	58%	56%	76%	56%	57%	54%	58%
- Performing	57%	69%	54%	56%	54%	58%	56%	72%	56%	55%	53%	57%
- Non-performing	59%	92%	56%	110%	54%	78%	60%	94%	68%	117%	56%	77%

Notes:
(1)	Includes mortgages used as collateral for commercial activity.
(2)	Excludes partnership equity loans and commercial real estate lending to personal customers.
(3)	Weighted by current exposure gross of provisions.

●	The overall risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during H1 2017.
●	The increase in total lending was driven by growth in mortgage lending within UK PBB.
●
Although new mortgage lending was broadly in line with 2016, the increased lending was offset by repayments in H1 2017. The portfolio is closely monitored and risk appetite is regularly reviewed to ensure it remains appropriate for market conditions. Underwriting standards were maintained during the period.

●
The majority of the mortgage growth was in the owner-occupied portfolio. In line with market trends, new mortgages in the buy-to-let portfolio decreased as tax and regulatory changes in the UK affected borrower activity.

●	The mortgage portfolio LTV ratio remained largely stable with marginal improvement in Ulster Bank RoI reflecting house price recovery and lower LTV ratios on new lending.
●
The value of mortgages subject to forbearance decreased marginally. This reflected the relatively low-interest-rate environment in the UK, as well as RBS’s focus on the ability of customers to repay in a sustainable manner over the term of the facility.

●	The proportion of owner-occupied mortgages by value on interest only and mixed terms (capital and interest only) remained broadly stable.
●
Unsecured personal lending remained flat during H1 2017 despite an upward trend in the wider UK market. This reflected a continued focus on client quality and affordability. Asset quality remained broadly stable.

Appendix 1 Capital and risk management

Credit risk: Management basis: Mortgage lending
New mortgage lending (Not within the scope of EY’s review report)
The amounts below are based on a current exposure basis (net of provisions and after risk transfer).

	UK	Ulster	Private	RBS
	PBB	Bank RoI	Banking	International	W&G	Total
As of and for six months ended 30 June 2017	£m	£m	£m	£m	£m	£m
Gross new mortgage lending (1)	14,194	392	1,157	229	926	16,898
Of which:
Interest only variable rate	207	2	626	15	28	878
Interest only fixed rate	949	-	531	21	66	1,567
Mixed (capital and interest only)	402	-	-	-	39	441

Owner occupied	13,187	384	990	142	852	15,555
Average LTV by weighted average	70%	74%	63%	72%	70%	70%

Buy-to-let	1,008	8	167	87	74	1,344
Average LTV by weighted average	62%	57%	55%	62%	62%	61%

(1) Excludes additional lending to existing customers.

As of and for the year ended 31 December 2016
Gross new mortgage lending	29,027	893	3,291	470	2,156	35,837
Of which:
Interest only variable rate	912	-	1,766	37	121	2,836
Interest only fixed rate	2,705	-	917	32	184	3,838
Mixed (capital and interest only)	751	-	-	3	50	804

Owner occupied	25,086	876	2,819	300	1,833	30,914
Average LTV by weighted average	71%	74%	55%	69%	70%	70%

Buy-to-let	3,941	17	472	170	323	4,923
Average LTV by weighted average	62%	59%	54%	62%	62%	61%

Personal portfolios forbearance
	UK	Ulster	Private	RBS
	PBB	Bank RoI	Banking	International	W&G	Total
As of and for six months ended 30 June 2017	£m	£m	£m	£m	£m	£m
Forbearance flow	227	66	38	3	33	367
Forbearance stock	1,237	3,411	41	30	171	4,890
Forbearance stock: arrears
Current	716	1,802	35	18	104	2,675
1-3 months in arrears	302	461	1	1	40	805
> 3 months in arrears	219	1,148	5	11	27	1,410
Provisions against forbearance stock	46	789	-	1	9	845

Forbearance type: (1)
Long-term arrangement (2)	677	1,132	39	26	107	1,981
Short-term arrangement (3)	817	2,280	2	4	104	3,207

As of and for the year ended 31 December 2016
Forbearance flow	406	316	49	10	53	834
Forbearance stock	1,290	3,709	65	43	177	5,284
Forbearance stock: arrears
Current	790	2,077	65	29	107	3,068
1-3 months in arrears	286	473	-	2	41	802
> 3 months in arrears	214	1,159	-	12	29	1,414
Provisions against forbearance stock	51	790	-	1	8	850

Forbearance type: (1)
Long-term arrangement (2)	701	1,249	63	37	111	2,161
Short-term arrangement (3)	860	2,460	2	6	110	3,438

Notes:
(1)	Can include multiple arrangements.
(2)	Capitalisation term extensions, economic concessions.
(3)	Payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest arrangements.
Appendix 1 Capital and risk management

Credit risk: Management basis: Mortgage lending (continued)
Mortgage LTV distribution
The amounts below are based on a current exposure basis (net of provisions and after risk transfer).

							Weighted
		50%	80%	100%		Total with	Average
LTV ratio value (1)	<=50%	<=80%	<=100%	<=150%	>150%	LTVs	LTV	Other	Total
30 June 2017	£m	£m	£m	£m	£m	£m	%	£m	£m
RBSG
AQ1-AQ8	55,890	75,434	19,169	1,728	119	152,340	57%	901	153,241
AQ9	338	780	472	450	8	2,048	80%	6	2,054
AQ10	940	1,394	529	604	39	3,506	78%	29	3,535
	57,168	77,608	20,170	2,782	166	157,894	58%	936	158,830

of which:
UK PBB
AQ1-AQ8	44,341	60,122	15,350	358	49	120,220	57%	722	120,942
AQ9	71	278	82	8	2	441	67%	5	446
AQ10	554	760	135	22	5	1,476	59%	19	1,495
	44,966	61,160	15,567	388	56	122,137	57%	746	122,883

of which:
Ulster Bank RoI
AQ1-AQ8	3,148	4,590	2,191	1,336	15	11,280	67%	-	11,280
AQ9	237	445	376	439	6	1,503	84%	-	1,503
AQ10	268	474	362	564	24	1,692	92%	-	1,692
	3,653	5,509	2,929	2,339	45	14,475	73%	-	14,475

31 December 2016
RBSG
AQ1-AQ8	54,334	71,240	17,311	2,212	92	145,189	57%	943	146,132
AQ9	335	760	492	636	13	2,236	87%	6	2,242
AQ10	904	1,461	545	728	57	3,695	77%	28	3,723
	55,573	73,461	18,348	3,576	162	151,120	58%	977	152,097

of which:
UK PBB
AQ1-AQ8	43,261	56,955	13,652	391	52	114,311	56%	701	115,012
AQ9	71	265	95	10	3	444	68%	4	448
AQ10	548	819	164	25	5	1,561	60%	19	1,580
	43,880	58,039	13,911	426	60	116,316	56%	724	117,040

of which:
Ulster Bank RoI
AQ1-AQ8	2,844	4,133	2,185	1,766	14	10,942	70%	-	10,942
AQ9	237	417	372	614	8	1,648	88%	-	1,648
AQ10	252	461	355	691	47	1,806	94%	-	1,806
	3,333	5,011	2,912	3,071	69	14,396	76%	-	14,396

Note:
(1)	LTV is calculated on a current exposure basis, gross of provisions.

Appendix 1 Capital and risk management

Credit risk: Management basis: Commercial real estate (CRE)
Summary (Not within the scope of EY’s review report)
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and building materials).

The portfolio is tightly controlled. A dedicated CRE portfolio controls team is responsible for the oversight of portfolio strategy, credit risk appetite and policies, as well as valuations and environmental frameworks. The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

The table below and all the disclosures in this section provide analyses of the lending exposure in the CRE portfolio on a current exposure basis (net of provisions and after risk transfer).

	30 June 2017				31 December 2016
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub-sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential	3,854	227	40	4,121	3,762	70	37	3,869
Office	3,199	205	572	3,976	3,173	129	574	3,876
Retail	4,853	49	88	4,990	4,802	50	56	4,908
Industrial	2,602	24	54	2,680	2,657	30	53	2,740
Mixed/other	5,837	212	270	6,319	6,141	250	235	6,626
	20,345	717	1,024	22,086	20,535	529	955	22,019

Development
Residential	3,194	136	15	3,345	3,127	133	44	3,304
Office	93	3	-	96	149	26	-	175
Retail	140	-	-	140	168	-	2	170
Industrial	29	-	2	31	39	3	13	55
Mixed/other	120	19	2	141	11	20	-	31
	3,576	158	19	3,753	3,494	182	59	3,735
Total	23,921	875	1,043	25,839	24,029	711	1,014	25,754

Note:
(1)	Geography splits are based on country of collateral risk.

●	The majority of CRE exposure is managed by Commercial Banking.
●
The economic outlook for the sector remained uncertain in the first half of 2017. Accordingly, tightened underwriting standards were maintained, with no loosening of risk appetite in any asset class or sub-sector.

●
CRE values fell after the result of the EU referendum in June 2016 but have since stabilised and have even staged a partial recovery in some sub-sectors. Office and Retail values remain slightly below pre-referendum levels while Industrial values have exceeded them. Rental values have risen gradually across most business space markets, although there is a broad split between the South and the rest of the UK. Rental values remain weak across much of the Retail sub-sector, notably town-centre shopping centres and retail units outside of the South. In contrast, out-of-town shopping centres and London retail units are still delivering moderate levels of rental growth.

●	The go-forward strategy for CRE is in line with the wider Ulster Bank RoI strategy to support the Irish economy, with some controlled growth of the balance sheet over the coming years.

Appendix 1 Capital and risk management

Credit risk: Management basis: Commercial real estate (CRE) (continued)
Commercial Banking UK investment portfolio by UK region (Not within the scope of EY's review report)

	30 June 2017		31 December 2016
UK region	£m	%	£m	%

Greater London	3,903	28	3,816	27
Multiple locations	3,074	22	2,976	22
South East	1,794	13	1,650	12
Midlands	1,654	12	1,767	13
North	1,590	11	1,635	12
Scotland	991	7	1,006	7
Rest of UK	929	7	915	7

Loan-to-value ratio

	30 June 2017			31 December 2016
	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
LTV ratio by value	£m	£m	£m	£m	£m	£m

<= 50%	10,476	46	10,522	10,695	53	10,748
> 50% and <= 70%	6,828	129	6,957	6,508	120	6,628
> 70% and <= 90%	723	91	814	773	124	897
> 90% and <= 100%	152	17	169	130	41	171
> 100% and <= 110%	52	20	72	74	24	98
> 110% and <= 130%	53	347	400	136	357	493
> 130% and <= 150%	45	21	66	82	28	110
> 150%	73	48	121	108	61	169

Total with LTVs	18,402	719	19,121	18,506	808	19,314
Total portfolio average LTV (1)	48%	119%	51%	48%	113%	51%

Other (2)	2,532	431	2,963	2,358	349	2,707
Development (3)	3,603	152	3,755	3,553	180	3,733
	24,537	1,302	25,839	24,417	1,337	25,754

Notes:
(1) Weighted average by current exposure gross of provisions.
(2) Relates predominantly to Business Banking and unsecured corporate lending
(3) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Asset quality (Not within the scope of EY's review report)

	30 June 2017	31 December 2016
	£m	£m
AQ1-AQ4	7,927	7,671
AQ5-AQ8	16,517	16,638
AQ9	94	108
AQ10	1,301	1,337
Total	25,839	25,754

Forbearance flow	238	524
Risk of Credit Loss	49	50
Provision (including latent)	445	544

●
During H1 2017, the credit quality of the portfolio continued to improve as legacy issues were resolved. The majority of the provisions related to legacy assets managed in Commercial Banking and Capital Resolution.

Appendix 1 Capital and risk management

Credit risk: Management basis: Shipping (Not within the scope of EY’s review report)
Exposure to the Shipping sector, on both a current exposure and potential exposure basis, net of provisions and after risk transfer, is summarised below.

	30 June 2017		31 December 2016
	Current	Potential	Current	Potential
	exposure	exposure	exposure	exposure
	£m	£m	£m	£m
AQ1-AQ4	1,321	1,731	1,504	1,910
AQ5-AQ8	1,118	1,213	2,158	2,287
AQ9	-	-	24	24
AQ10	634	640	867	952
Total	3,073	3,584	4,553	5,173

Forbearance flow	19		723
Risk of Credit Loss	54		362
Provision	227		394

●
The majority of the credit exposure to Shipping is managed in Capital Resolution and relates to loans or finance leases secured by ocean-going vessels. RBS has a strategy to exit the ship finance portfolio. However, there is also exposure outside Capital Resolution. This is principally related to Ports, Shipbuilding and Inland Water Transport.
●
The key component of the AQ1-AQ4 exposure banding is a portfolio of long-dated finance leases, financing ships to investment-grade oil majors and shipping companies. These assets are generally illiquid in nature. Capital Resolution seeks to exit these positions as opportunities arise.
●
The most significant movement in exposure during H1 2017 was in the AQ5-AQ8 banding where the bulk of the ship finance debt portfolio lies. The reduction in exposure was mainly due to asset disposals resulting from the exit strategy.
●
Continued progress in managing down the defaulted portfolio resulted in lower AQ10 exposure, with very few new transfers into this banding during H1 2017.
●
The weakness in the dry bulk and container shipping markets generated a high level of forbearance activity in 2016. However, a recovery in those markets - particularly in dry bulk - during H1 2017 limited the flow into forbearance. Fewer forbearance concessions were granted and these related to smaller exposures. However, there is £413 million of forbearance in process, which has not yet reached legal completion. The market recovery - as well as clients, in general, continuing to support their shipping investments in terms of maintaining debt service and security cover covenants - allowed RBS to remove a number of transactions from Risk of Credit Loss status during the first half of the year.

Appendix 1 Capital and risk management

Credit risk: Balance sheet analysis
Loans, provisions and related credit metrics: segmental analysis
The tables below show gross loans and advances (excluding reverse repos) and related credit metrics, movements in risk elements in lending (REIL) and impairment provisions by reportable segment.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions	YTD
					of gross	Provisions	as a % of	Impairment	YTD
					loans to	as a %	gross loans	losses/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
30 June 2017	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	657	139,658	1,845	1,171	1.3	63	0.8	72	264
Ulster Bank RoI	2,704	20,634	3,499	1,157	17.0	33	5.6	(11)	45
Commercial Banking	835	98,842	1,623	722	1.6	44	0.7	94	212
Private Banking	95	12,858	84	36	0.7	43	0.3	7	2
RBS International	125	8,815	106	43	1.2	41	0.5	5	1
NatWest Markets	4,408	17,744	-	2	-	nm	-	1	-
Capital Resolution	4,916	10,679	1,791	591	16.8	33	5.5	(42)	160
W&G	-	20,656	347	222	1.7	64	1.1	25	47
Central items & other	6,957	118	1	1	0.8	100	0.8	1	1

	20,697	330,004	9,296	3,945	2.8	42	1.2	152	732

31 December 2016

UK PBB	504	133,399	1,992	1,292	1.5	65	1.0	83	453
Ulster Bank RoI	2,418	20,130	3,513	1,200	17.5	34	6.0	(113)	2,057
Commercial Banking	582	100,914	1,946	845	1.9	43	0.8	206	577
Private Banking	111	12,188	105	31	0.9	30	0.3	(3)	3
RBS International	18	8,812	109	38	1.2	35	0.4	10	6
NatWest Markets	3,313	17,419	-	1	-	nm	-	-	-
Capital Resolution	4,558	13,569	2,264	802	16.7	35	5.9	312	509
W&G	-	20,791	380	245	1.8	64	1.2	42	68
Central items & other	5,787	256	1	1	0.4	100	0.4	-	22

	17,291	327,478	10,310	4,455	3.1	43	1.4	537	3,695

Note:
(1)
REIL comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) which carries an impairment provision. For collectively-assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

●
Customer loans: Growth in UK PBB mortgages, primarily through intermediary channels, and Private Banking mortgage growth were partially offset by a Commercial Banking reduction in exposures with lower returns.

●	Lower REIL, provisions and related credit metrics across all core franchises was due to improved asset-quality, with further reductions in Capital Resolution due to disposal activity.
●
Loan impairment losses and write-offs in the first half of 2017 were £152 million and £732 million respectively, of which £105 million and £226 million related to Personal unsecured portfolio. There were also write-offs of £132 million in the transport and storage sector, predominantly relating to shipping.

Appendix 1 Capital and risk management

Credit risk: Balance sheet analysis (continued)
REIL and provisions: segmental analysis
The tables below show movements in risk elements in lending (REIL) and impairment provisions.

		Ulster							Central	30 June	31 December
	UK	Bank	Commercial	Private	RBS	NatWest	Capital		items	2017	2016
REIL	PBB	RoI	Banking	Banking	International	Markets	Resolution	W&G	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of the reporting period	1,992	3,513	1,946	105	109	-	2,264	380	1	10,310	12,157
Currency translation and other adjustments	-	89	(2)	-	5	-	(47)	-	1	46	1,013
Additions	547	288	447	23	25	-	93	98	14	1,535	5,306
Transfers between REIL and potential problem loans	(39)	-	8	(17)	-	-	-	(11)	-	(59)	(166)
Transfer to performing book	(128)	(105)	(119)	-	(10)	-	-	(28)	(1)	(391)	(960)
Repayments and disposals	(263)	(241)	(445)	(25)	(22)	-	(359)	(45)	(13)	(1,413)	(3,345)
Amounts written-off	(264)	(45)	(212)	(2)	(1)	-	(160)	(47)	(1)	(732)	(3,695)

At end of the reporting period	1,845	3,499	1,623	84	106	-	1,791	347	1	9,296	10,310

Provisions

At beginning of the reporting period	1,292	1,200	845	31	38	1	802	245	1	4,455	7,139
Inter segment transfers	4	-	(3)	-	-	-	3	(4)	-	-	-
Currency translation and other adjustments	(1)	18	(7)	-	1	-	(8)	1	-	4	480
Amounts written-off	(264)	(45)	(212)	(2)	(1)	-	(160)	(47)	(1)	(732)	(3,697)
Recoveries of amounts previously written-off	85	7	10	-	-	-	6	4	-	112	109
Charges/(releases) to income statement	72	(11)	94	7	5	1	(42)	25	1	152	537
Unwind of discount	(17)	(12)	(5)	-	-	-	(10)	(2)	-	(46)	(113)

At end of the reporting period	1,171	1,157	722	36	43	2	591	222	1	3,945	4,455
Appendix 1 Capital and risk management

Credit risk: Balance sheet analysis (continued)
Loans, provisions and related credit metrics: sector analysis
The tables below show gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office.
				Credit metrics
				REIL
				as a % of	Provisions	Provisions	Impairment
	Gross			gross	as a %	as a % of	losses/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
30 June 2017	£m	£m	£m	%	%	%	£m	£m
Central and local government	5,097	1	-	-	-	-	-	-
Finance	33,154	62	47	0.2	76	0.1	-	3
Personal - mortgages (1)	159,976	4,121	1,023	2.6	25	0.6	(14)	21
- unsecured	14,132	1,000	822	7.1	82	5.8	105	226
Property	34,657	1,243	399	3.6	32	1.2	(12)	83
Construction	4,168	240	130	5.8	54	3.1	9	16
of which: commercial real estate	26,252	1,208	413	4.6	34	1.6	(12)	85
Manufacturing	9,291	172	96	1.9	56	1.0	18	12
Finance leases and
instalment credit	12,667	129	80	1.0	62	0.6	9	9
Retail, wholesale and
repairs	11,960	226	153	1.9	68	1.3	29	59
Transport and storage	4,866	967	254	19.9	26	5.2	(17)	132
Health, education and
leisure	11,266	315	118	2.8	37	1.0	20	31
Hotels and restaurants	6,068	186	80	3.1	43	1.3	3	31
Utilities	3,995	72	36	1.8	50	0.9	(10)	5
Other	18,707	562	306	3.0	54	1.6	13	104
Latent	-	-	401	-	-	-	(1)	-
Total customers	330,004	9,296	3,945	2.8	42	1.2	152	732

Of which:
UK
Personal - mortgages	144,063	946	149	0.7	16	0.1	(23)	11
- unsecured	13,735	953	778	6.9	82	5.7	103	217
Property and construction	37,641	1,406	457	3.7	33	1.2	1	83
Other	112,265	2,386	978	2.1	41	0.9	68	366
Latent	-	-	328	-	-	-	11	-
Total	307,704	5,691	2,690	1.8	47	0.9	160	677

Europe
Personal - mortgages	15,617	3,175	874	20.3	28	5.6	7	6
- unsecured	394	47	43	11.9	91	10.9	2	6
Property and construction	1,178	73	67	6.2	92	5.7	(3)	16
Other	4,083	247	140	6.0	57	3.4	(10)	20
Latent	-	-	73	-	-	-	(12)	-
Total	21,272	3,542	1,197	16.7	34	5.6	(16)	48

Total banks	20,697	-	-	-	-	-	-	-

Note:
(1) Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Appendix 1 Capital and risk management

Credit risk: Balance sheet analysis (continued)
Loans, provisions and related credit metrics: sector analysis (continued)

				Credit metrics
				REIL		Provisions
				as a % of	Provisions	as a % of	Impairment
	Gross			gross	as a %	gross	losses/	Amounts
	loans	REIL	Provisions	loans	of REIL	loans	(releases)	written-off
31 December 2016	£m	£m	£m	%	%	%	£m	£m
Central and local government	6,091	1	1	-	100	-	1	2
Finance	33,083	61	51	0.2	84	0.2	(2)	17
Personal - mortgages (1)	153,319	4,091	1,019	2.7	25	0.7	222	290
- unsecured	14,492	1,113	900	7.7	81	6.2	138	396
Property	34,756	1,370	489	3.9	36	1.4	(162)	1,485
Construction	4,247	264	137	6.2	52	3.2	8	153
of which: commercial real estate	26,265	1,407	511	5.4	36	1.9	(184)	1,483
Manufacturing	9,609	173	90	1.8	52	0.9	13	90
Finance leases and instalment credit	12,269	139	79	1.1	57	0.6	8	12
Retail, wholesale and repairs	12,823	283	182	2.2	64	1.4	39	169
Transport and storage	6,428	1,388	422	21.6	30	6.6	419	301
Health, education and leisure	11,526	381	129	3.3	34	1.1	8	75
Hotels and restaurants	6,079	211	107	3.5	51	1.8	13	116
Utilities	3,938	95	50	2.4	53	1.3	(20)	2
Other	18,818	740	399	3.9	54	2.1	68	587
Latent	-	-	400	-	-	-	(216)	-
Total customers	327,478	10,310	4,455	3.1	43	1.4	537	3,695

Of which:
UK
Personal - mortgages	137,427	943	143	0.7	15	0.1	(4)	3
- unsecured	14,198	1,060	853	7.5	80	6.0	132	362
Property and construction	37,942	1,543	537	4.1	35	1.4	(98)	676
Other	115,833	3,133	1,299	2.7	41	1.1	666	629
Latent	-	-	318	-	-	-	(12)	-
Total	305,400	6,679	3,150	2.2	47	1.0	684	1,670

Europe
Personal - mortgages	15,548	3,144	872	20.2	28	5.6	226	287
- unsecured	265	52	46	19.6	88	17.4	5	11
Property and construction	1,055	85	84	8.1	99	8.0	(56)	933
Other	3,920	279	165	7.1	59	4.2	(156)	665
Latent	-	-	83	-	-	-	(204)	-
Total	20,788	3,560	1,250	17.1	35	6.0	(185)	1,896

Total banks	17,291	-	-	-	-	-	-	-

Note:
(1) Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.
Appendix 1 Capital and risk management

Credit risk: Balance sheet analysis (continued)
Debt securities and AFS reserves
The table below shows debt securities by issuer and IAS 39 measurement classifications. The Other Financial Institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government			Banks	Other	Corporate	Total
					Financial			Of which
	UK	US	Other		Institutions			ABS
30 June 2017	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	3,629	5,924	19,849	1,897	2,926	641	34,866	887
Designated as at fair value	-	-	-	-	-	-	-	-
Available-for-sale (AFS)	15,449	8,286	12,795	2,201	4,018	108	42,857	2,019
Loans and receivables	-	19	-	1,118	2,615	146	3,898	3,733
Held-to-maturity (HTM)	4,548	-	-	-	-	-	4,548	-

Total	23,626	14,229	32,644	5,216	9,559	895	86,169	6,639

Short positions (HFT)	(4,542)	(3,443)	(20,268)	(456)	(971)	(180)	(29,860)	-

Ratings

AAA	-	-	10,130	2,386	6,352	15	18,883	4,003
AA to AA+	23,626	14,229	5,153	593	673	60	44,334	279
A to AA-	-	-	11,387	266	1,544	236	13,433	808
BBB- to A-	-	-	5,466	1,437	437	218	7,558	1,187
Non-investment grade	-	-	508	149	300	108	1,065	233
Unrated	-	-	-	385	253	258	896	129

Available-for-sale
AFS reserves (gross of tax)	123	12	122	4	123	(1)	383	5
Gross unrealised gains	682	99	359	8	34	1	1,183	11
Gross unrealised losses	(42)	(42)	(24)	(3)	(9)	(2)	(122)	(1)

31 December 2016

Held-for-trading	2,615	4,133	14,087	821	2,299	549	24,504	886
Designated as at fair value	-	-	25	-	2	-	27	-
Available-for-sale	10,581	6,953	15,678	1,852	4,072	118	39,254	2,263
Loans and receivables	-	-	-	-	3,774	194	3,968	3,814
Held-to-maturity	4,769	-	-	-	-	-	4,769	-

Total	17,965	11,086	29,790	2,673	10,147	861	72,522	6,963

Short positions (HFT)	(2,644)	(4,989)	(13,346)	(334)	(640)	(121)	(22,074)	-

Ratings

AAA	-	-	11,478	1,610	6,024	36	19,148	3,993
AA to AA+	17,965	11,086	5,533	481	720	34	35,819	244
A to AA-	-	-	9,727	238	2,128	150	12,243	1,627
BBB- to A-	-	-	2,737	155	698	378	3,968	645
Non-investment grade	-	-	315	69	458	31	873	381
Unrated	-	-	-	120	119	232	471	73

Available-for-sale
AFS reserves (gross of tax)	79	(66)	190	5	144	(6)	346	46
Gross unrealised gains	768	56	504	8	93	2	1,431	75
Gross unrealised losses	(16)	(123)	(13)	(1)	(43)	(2)	(198)	(32)

●
Held-for-trading: Assets and short positions increased largely due to trading activity in NatWest Markets, including trading in Japanese government and eurozone bonds. Higher UK gilt balances reflected market-making activity and client flow trading.

●
Available-for-sale: The increase in UK government securities reflected liquidity portfolio management, as gilts offered higher capital adjusted returns relative to central bank cash balances. Reductions in other government securities, principally euro, reflected lower collateral requirements.

Appendix 1 Capital and risk management

Credit risk: Balance sheet analysis (continued)
Derivatives and valuation reserves
The table below shows derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2017			31 December 2016
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (5)	17,383	139,219	126,605	17,973	170,524	158,485
Exchange rate	4,146	53,586	56,938	4,451	75,442	77,148
Credit	30	475	425	42	682	557
Equity and commodity	9	251	193	25	333	285

Balance sheet	21,568	193,531	184,161	22,491	246,981	236,475
Counterparty mark-to-market netting		(153,703)	(153,703)		(197,288)	(197,288)
Cash collateral		(23,249)	(20,484)		(28,742)	(20,417)
Securities collateral		(6,522)	(4,312)		(8,435)	(11,048)

Net exposure		10,057	5,662		12,516	7,722

Banks (1)		712	831		1,260	1,339
Other financial institutions (2)		2,924	2,185		3,090	2,897
Corporate (3)		5,631	2,533		7,348	3,393
Government (4)		790	113		818	93

Net exposure		10,057	5,662		12,516	7,722

UK		5,827	2,309		7,065	3,009
Europe		2,620	2,412		3,466	3,215
US		853	535		930	673
RoW		757	406		1,055	825

Net exposure		10,057	5,662		12,516	7,722

Valuation reserves	£m	£m

Funding valuation adjustments (FVA)	736	936
Credit valuation adjustments (CVA)	454	618
Bid-offer reserves	327	334
Product and deal specific	554	643

Valuation reserves	2,071	2,531

Notes:
(1)
Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis: certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral arrangements are not deemed to be legally enforceable.

(2)	Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.
(3)	Predominantly large corporate with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.
(4)	Sovereigns and supranational entities with one way collateral arrangements in their favour.
(5)
The notional amount of interest rate derivatives include £11,045 billion (31 December 2016 - £9,724 billion) in respect of contracts cleared through central clearing counterparties. The associated derivatives assets and liabilities including variation margin reflected IFRS offset of £29 billion (31 December 2016 - £51 billion) and £29 billion (31 December 2016 - £51 billion) respectively.

(6)	Valuation reserves reflect adjustments to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

●
The decrease in foreign exchange derivative fair values reflected the US dollar weakening against the yen, the euro and sterling during the period. The interest rate derivative decrease in fair values reflected the upward movement in euro and sterling yields.

●
Foreign exchange notional reductions were driven by maturities, buyouts and foreign exchange retranslation. Interest rate notionals also declined as participation in tear-up cycles and Capital Resolution wind-downs more than offset new trading activity in NatWest Markets.

●	Overall exposure was an asset position broadly flat from the prior year.
●	FVA reduced during H1 2017. This reflected a reduction in exposure due to market moves together with an increase in funding costs included in the discount rate applied to derivative cash flows.
●	The reduction in CVA resulted from a reduction in exposure due to market moves, together with tightening credit spreads and trade close-outs.
●	Product and deal-specific reserves decreased primarily due to trade close-outs and novations.

Appendix 1 Capital and risk management

Market risk
Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both.

Key developments (Not within the scope of EY’s review report)
●	During H1 2017, revised non-traded and traded market risk appetite metrics were approved by the Board and cascaded to the franchises.

●
Political events during the half-year, notably elections in the UK, France and the Netherlands, resulted in periods of market volatility. UK and European interest rates remained at historically low levels, although the US Federal Reserve began raising interest rates. Both non-traded and traded market risk remained within set appetite throughout H1 2017.

●
Non-traded market risk VaR peaked at £83.1 million, mainly driven by an increase in the proportion of bonds held within Treasury’s liquidity portfolio, which was aimed at investing surplus cash, rather than meeting increased liquidity requirements. The appreciation of foreign currency bonds within this portfolio, primarily US and German sovereign debt, also contributed.

●
Traded VaR increased on an average basis compared to both H1 2016 and H2 2016. In H1 2016, traded VaR was at a reduced level as a result of concerns over the stability of the financial sector. The traded VaR level normalised in H2 2016, followed by a marginal increase in H1 2017.

Non-trading portfolios
Value-at-risk
The following table presents 1-day internal banking book VaR at a 99% confidence level, analysed by type of risk.

	Half year ended
	30 June 2017				30 June 2016				31 December 2016
				Period				Period				Period
	Average	Max	Min	end	Average	Max	Min	end	Average	Max	Min	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	8.6	12.6	6.3	7.6	7.5	10.1	6.1	6.2	11.8	19.3	4.7	18.0
Euro	3.2	4.1	2.3	2.3	3.0	3.5	2.1	3.1	3.1	3.8	2.1	3.8
Sterling	7.7	13.8	5.0	5.1	7.0	10.9	4.8	4.8	13.4	23.7	5.0	20.6
US dollar	3.1	4.9	2.1	4.9	2.9	4.7	1.6	1.6	2.9	4.3	1.7	2.1
Other	1.1	1.1	1.0	1.0	2.1	2.4	1.8	1.8	1.4	1.8	1.1	1.1
Credit spread	70.0	82.4	62.0	62.0	50.9	57.8	41.6	57.8	63.5	66.6	61.3	62.9
Structural FX rate	10.3	11.4	9.3	11.4	11.8	15.5	10.7	15.5	15.1	19.6	10.5	10.5
Pipeline risk	0.8	1.1	0.6	0.9	0.8	1.2	0.2	0.8	0.4	0.5	0.3	0.5
Diversification (1)	(18.8)			(27.0)	(20.6)			(20.6)	(27.0)			(20.2)
Total	70.9	83.1	54.9	54.9	50.4	59.7	41.5	59.7	63.8	71.7	60.0	71.7

Note:
(1)
RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

●
On an average basis, total non-traded VaR increased during H1 2017 compared to both H1 2016 and H2 2016 due to the increase in the proportion of bonds held within Treasury’s liquidity portfolio, as explained above.

●	On a period-end basis, total non-traded VaR decreased, driven by credit spread VaR, which fell due to a change in the source of the market data used for the VaR model.

Appendix 1 Capital and risk management

Market risk: Non-trading portfolios (continued)

Sensitivity of projected net interest earnings (Not within the scope of EY’s review report)
The following table shows the sensitivity of net interest earnings, over the next 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. All yield curves are expected to move in parallel, except for interest rates that are assumed to floor at zero per cent or, for euro rates, at the current negative rate. The result of the scenario is compared to a base-case scenario using market-implied levels of future interest rates at 30 June 2017.

The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base-case earnings sensitivity. As the forward-looking horizon is limited to one year, the impact of maturing structural hedges being reinvested at higher or lower rates is relatively low.

The scenario results should not be considered predictive of future performance. They assume no management or customer response to changes in the interest rate environment. The analysis is also limited to interest earnings rather than non-interest earnings.

	Euro	Sterling	US dollar	Other	Total
30 June 2017	£m	£m	£m	£m	£m

+25 basis point shift in yield curves	16	176	15	1	208
-25 basis point shift in yield curves	(4)	(273)	(10)	(3)	(290)
+100 basis point shift in yield curves	60	620	57	2	739
-100 basis point shift in yield curves	(5)	(480)	(55)	(7)	(547)

30 June 2016

+25 basis point shift in yield curves	-	49	16	3	68
-25 basis point shift in yield curves	-	(125)	(16)	1	(140)
+100 basis point shift in yield curves	(20)	393	65	11	449
-100 basis point shift in yield curves	-	(298)	(46)	3	(341)

31 December 2016

+25 basis point shift in yield curves	4	79	11	2	96
-25 basis point shift in yield curves	(1)	(222)	(11)	(2)	(236)
+100 basis point shift in yield curves	9	436	42	13	500
-100 basis point shift in yield curves	(2)	(337)	(30)	(9)	(378)

●	Interest income sensitivity increased in H1 2017 across all scenarios.
●
Changes in assumed pass-through rates on customer products as well as the impact of Treasury activity were the main drivers of the increase in positive sensitivity to higher rates at 30 June 2017 compared with 31 December 2016.

●
Higher market implied levels of future interest rates at 30 June 2017 compared with 31 December 2016 were a significant driver of the more adverse sensitivity to lower interest rates at 30 June 2017. Wholesale market interest rates fell further in the downward 100 basis-point scenario before they hit an assumed zero per cent floor. As customer deposit rates are much less affected by downward interest-rate shifts, profit margins compress. Although the sensitivity was more adverse, the higher market curve also resulted in a higher base-case income forecast. Therefore the absolute level of income may be unaffected.

Appendix 1 Capital and risk management

Market risk: Non-trading portfolios (continued)
Structural hedging (Not within the scope of EY’s review report)
RBS has the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging RBS’s net interest rate exposure externally, Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below presents the incremental income allocation (above 3-month LIBOR), the average notional and the overall yield (including 3-month LIBOR) associated with the product and equity hedges managed by Treasury.

	Half year ended
	30 June 2017			30 June 2016			31 December 2016
	Incremental	Average	Overall	Incremental	Average	Overall	Incremental	Average	Overall
	income	notional	yield	income	notional	yield	income	notional	yield
	£m	£bn	%	£m	£bn	%	£m	£bn	%
Equity structural hedging	317	28	2.48	310	35	2.35	323	32	2.41
Product structural hedging	334	98	1.04	315	87	1.28	320	93	1.13

Total	651	126	1.36	625	122	1.59	643	125	1.47

The table below presents the incremental income associated with product structural hedges at segment level. These relate to the main UK banking businesses except Private Banking and RBS International.

	Half year ended
Net interest earnings - impact of product structural hedging	30 June	30 June	31 December
	2017	2016	2016
	£m	£m	£m

UK Personal & Business Banking	191	170	176
Commercial Banking	116	118	117
Capital Resolution	2	6	4
Williams & Glyn	25	21	23

Total	334	315	320

●
Interest rates remained low across H1 2017, with a significant upward shift only occurring the last few days of the period. As a result, the overall yield (including 3-month LIBOR) fell compared to 31 December 2016, reflecting the combined impact of lower equity hedges and maturing hedges being reinvested at lower market rates.

●	The fall in the average notional of the equity hedge primarily reflected the decline in the equity base resulting from the provision for various investigations and litigation matters.
●	The increase in the average notional of the product hedge reflected growth in current account balances.
●
As at 30 June 2017, the 10-year and 5-year sterling swap rates were 1.27% and 0.91% respectively. The market rate matching the amortising structure of the sterling proportion of the total structural hedge was 0.83%.

Appendix 1 Capital and risk management

Foreign exchange risk
The table below shows structural foreign currency exposures.

			Net		Structural
	Net		investments		foreign currency		Residual
	investments		in foreign	Net	exposures		structural
	in foreign		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2017	£m	£m	£m	£m	£m	£m	£m

US dollar	(878)	-	(878)	1,239	361	(361)	-
Euro	6,795	114	6,681	(518)	6,163	(2,203)	3,960
Other non-sterling	3,007	668	2,339	(1,267)	1,072	(485)	587

	8,924	782	8,142	(546)	7,596	(3,049)	4,547

31 December 2016

US dollar	(595)	-	(595)	(28)	(623)	-	(623)
Euro	6,085	(4)	6,089	(582)	5,507	(2,289)	3,218
Other non-sterling	3,366	761	2,605	(1,491)	1,114	(625)	489

	8,856	757	8,099	(2,101)	5,998	(2,914)	3,084

Notes:
(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners equity.
(2)
Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

●
Following the recognition of further RMBS provisions in US subsidiaries in Q1 2017, hedges of US dollar exposure to RMBS were documented as net investment hedges. This was the main driver of the increase in reported structural foreign currency exposures during H1 2017.

●
Changes in foreign currency exchange rates affect equity in proportion to the structural foreign currency exposures. For example, a 5% strengthening or weakening in foreign currencies against sterling would respectively result in a gain or loss of £0.4 billion in equity.

Appendix 1 Capital and risk management

Trading portfolios
Traded internal VaR
The table below presents the internal value-at-risk (VaR) for trading portfolios split by type of market risk exposure. The internal traded 99% one-day VaR captures trading book positions for all products, locations and legal entities.

	Half year ended
	30 June 2017				30 June 2016				31 December 2016
				Period				Period				Period
	Average	Max	Min	end	Average	Max	Min	end	Average	Max	Min	end
Traded VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

General interest rate (1)	14.6	24.5	8.8	11.3	12.3	22.3	7.8	10.2	12.6	19.3	7.8	16.9
Specific interest rate (2)	11.1	14.3	8.8	9.9	8.4	12.5	5.8	9.7	10.6	13.7	8.0	9.7
Currency	4.7	7.9	2.5	5.0	4.0	9.0	1.0	4.3	5.2	14.3	2.4	5.4
Equity	1.2	1.9	0.6	1.3	0.5	2.1	0.2	0.5	0.6	2.0	0.3	1.9
Commodity	0.4	1.3	0.1	0.5	0.6	1.7	0.2	0.8	0.8	2.4	0.2	0.3
Diversification (3)	(12.2)			(12.5)	(10.4)			(9.6)	(11.1)			(10.4)

Total	19.8	25.2	13.9	15.5	15.4	27.3	9.9	15.9	18.7	29.3	13.2	23.8

Note:
(1)
General interest rate risk arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

(2)	Specific interest rate risk arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.
(3)
RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

●
Traded VaR fluctuated throughout H1 2017, reflecting political developments, market events, customer flows and other macroeconomic factors. Throughout the period, the VaR was managed within risk appetite.

●
On an average basis, traded VaR in H1 2017 increased marginally compared to H2 2016, mainly due to refinements to the VaR methodology used for certain credit products. Average traded VaR also increased more significantly compared to H1 2016 as the risk profile in the earlier period had been reduced compared to normal levels due to concerns over the stability of the financial sector.

Appendix 1 Capital and risk management

Other risks (Not within the scope of EY’s review report)
Key developments
Operational risk
●
A single RBS-wide Risk & Control Assessment methodology was established in 2016. By the end of H1 2017, approximately 120 assessments had been completed across RBS. These were designed to reflect the end-to-end customer journeys of the most material products, processes and services as well as to enable a consistent, holistic view of RBS’s key risks and their mitigation.

●
Cyber security and associated risks remain an industry concern. In May and June 2017, organisations around the world - including a number of UK entities - were subjected to two separate high-profile cyber attacks. However, there were no associated impacts on RBS. In both cases, reviews were carried out in order to improve and develop RBS’s cyber risk management and defence strategy.

Conduct & regulatory risk
●
The FCA has announced a strategic review of business models in the retail banking sector. The review is expected to consider the full range of personal banking products and services, as well as SME banking. The FCA expects to produce a project update in H1 2018, explaining its preliminary analysis and conclusions.

●
The remediation of PPI continued, with the FCA publishing its rules and guidance on the PPI complaints deadline and how firms should deal with Plevin complaints. The FCA confirmed it will implement a two-year deadline along with Plevin rules from 29 August 2017.

Appendix 2

Segmental income statement reconciliations

Segmental income statement reconciliations
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Half year ended 30 June 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	2,755	293	1,750	321	195	932	(102)	417	358	6,919
Own credit adjustments	-	3	-	-	-	48	22	-	-	73
Loss on redemption of own debt	-	-	-	-	-	-	-	-	7	7
Strategic disposals	-	-	-	-	-	-	-	-	(156)	(156)
Total income - adjusted	2,755	296	1,750	321	195	980	(80)	417	209	6,843
Operating expenses - statutory	(1,586)	(293)	(996)	(232)	(94)	(775)	(539)	(158)	(179)	(4,852)
Restructuring costs - direct	23	24	40	-	-	30	130	-	543	790
Restructuring costs - indirect	137	19	77	14	4	73	4	-	(328)	-
Litigation and conduct costs	13	33	4	-	-	34	272	-	40	396
Operating expenses - adjusted	(1,413)	(217)	(875)	(218)	(90)	(638)	(133)	(158)	76	(3,666)
Impairment (losses)/releases	(72)	11	(94)	(7)	(5)	(1)	78	(25)	(1)	(116)
Operating profit/(loss) - statutory	1,097	11	660	82	96	156	(563)	234	178	1,951
Operating profit/(loss) - adjusted	1,270	90	781	96	100	341	(135)	234	284	3,061
Additional information
Return on equity (1)	27.8%	0.8%	8.2%	7.7%	13.1%	2.3%	nm	22.2%	nm	5.6%
Return on equity - adjusted (1,2)	32.4%	6.8%	10.1%	9.3%	13.7%	7.2%	nm	22.2%	nm	11.5%
Cost:income ratio (3)	57.6%	100.0%	55.1%	72.3%	48.2%	83.2%	nm	37.9%	nm	69.8%
Cost:income ratio - adjusted (2,3)	51.3%	73.3%	47.9%	67.9%	46.2%	65.1%	nm	37.9%	nm	53.1%
Half year ended 30 June 2016
Income statement
Total income - statutory	2,615	293	1,699	331	185	818	(172)	411	(116)	6,064
Own credit adjustments	-	(3)	-	-	-	(137)	(184)	-	(126)	(450)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	130	130
Strategic disposals	-	-	-	-	-	-	51	-	(246)	(195)
Total income - adjusted	2,615	290	1,699	331	185	681	(305)	411	(358)	5,549
Operating expenses - statutory	(2,042)	(312)	(984)	(278)	(71)	(729)	(478)	(242)	(793)	(5,929)
Restructuring costs - direct	51	24	1	1	1	10	12	45	485	630
Restructuring costs - indirect	60	1	40	19	2	23	25	-	(170)	-
Litigation and conduct costs	421	92	10	2	-	56	26	-	708	1,315
Operating expenses - adjusted	(1,510)	(195)	(933)	(256)	(68)	(640)	(415)	(197)	230	(3,984)
Impairment (losses)/releases	(40)	27	(103)	(2)	(11)	-	(263)	(17)	-	(409)
Operating profit/(loss) - statutory	533	8	612	51	103	89	(913)	152	(909)	(274)
Operating profit/(loss) - adjusted	1,065	122	663	73	106	41	(983)	197	(128)	1,156
Additional information
Return on equity (1)	11.9%	0.6%	8.1%	5.1%	15.4%	0.8%	nm	14.3%	nm	(10.3%)
Return on equity - adjusted (1,2)	25.5%	9.3%	8.9%	7.6%	15.9%	(0.5%)	nm	18.6%	nm	(3.2%)
Cost:income ratio (3)	78.1%	106.5%	56.1%	84.0%	38.4%	89.1%	nm	58.9%	nm	97.7%
Cost:income ratio - adjusted (2,3)	57.7%	67.2%	53.0%	77.3%	36.8%	94.0%	nm	47.9%	nm	71.4%

Segmental income statement reconciliations
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Quarter ended 30 June 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	1,378	148	885	161	97	444	(43)	211	426	3,707
Own credit adjustments	-	2	-	-	-	28	15	-	(1)	44
Loss on redemption of own debt	-	-	-	-	-	-	-	-	9	9
Strategic disposals	-	-	-	-	-	-	-	-	(156)	(156)
Total income - adjusted	1,378	150	885	161	97	472	(28)	211	278	3,604
Operating expenses - statutory	(735)	(151)	(446)	(108)	(48)	(355)	(378)	(74)	(104)	(2,399)
Restructuring costs - direct	3	5	1	-	-	10	60	-	134	213
Restructuring costs - indirect	26	4	17	3	1	25	(12)	-	(64)	-
Litigation and conduct costs	9	33	1	-	-	3	266	-	30	342
Operating expenses - adjusted	(697)	(109)	(427)	(105)	(47)	(317)	(64)	(74)	(4)	(1,844)
Impairment (losses)/releases	(40)	(13)	(33)	(4)	2	(1)	33	(14)	-	(70)
Operating profit/(loss) - statutory	603	(16)	406	49	51	88	(388)	123	322	1,238
Operating profit/(loss) - adjusted	641	28	425	52	52	154	(59)	123	274	1,690
Additional information
Return on equity (1)	30.8%	(2.4%)	10.7%	9.6%	14.0%	2.9%	nm	23.5%	nm	8.0%
Return on equity - adjusted (1,2)	32.8%	4.3%	11.4%	10.3%	14.3%	6.6%	nm	23.5%	nm	12.9%
Cost:income ratio (3)	53.3%	102.0%	48.3%	67.1%	49.5%	80.0%	nm	35.1%	nm	64.4%
Cost :income ratio - adjusted (2,3)	50.6%	72.7%	46.1%	65.2%	48.5%	67.2%	nm	35.1%	nm	50.7%
Quarter ended 31 March 2017
Income statement
Total income - statutory	1,377	145	865	160	98	488	(59)	206	(68)	3,212
Own credit adjustments	-	1	-	-	-	20	7	-	1	29
Gain on redemption of own debt	-	-	-	-	-	-	-	-	(2)	(2)
Total income - adjusted	1,377	146	865	160	98	508	(52)	206	(69)	3,239
Operating expenses - statutory	(851)	(142)	(550)	(124)	(46)	(420)	(161)	(84)	(75)	(2,453)
Restructuring costs - direct	20	19	39	-	-	20	70	-	409	577
Restructuring costs - indirect	111	15	60	11	3	48	16	-	(264)	-
Litigation and conduct costs	4	-	3	-	-	31	6	-	10	54
Operating expenses - adjusted	(716)	(108)	(448)	(113)	(43)	(321)	(69)	(84)	80	(1,822)
Impairment (losses)/releases	(32)	24	(61)	(3)	(7)	-	45	(11)	(1)	(46)
Operating profit/(loss) - statutory	494	27	254	33	45	68	(175)	111	(144)	713
Operating profit/(loss) - adjusted	629	62	356	44	48	187	(76)	111	10	1,371
Additional information
Return on equity (1)	24.8%	4.0%	5.7%	6.0%	12.0%	1.7%	nm	20.9%	nm	3.1%
Return on equity - adjusted (1,2)	32.0%	9.3%	8.9%	8.6%	13.0%	7.9%	nm	20.9%	nm	9.7%
Cost:income ratio (3)	61.8%	97.9%	62.0%	77.5%	46.9%	86.1%	nm	40.8%	nm	76.1%
Cost:income ratio - adjusted (2,3)	52.0%	74.0%	49.7%	70.6%	43.9%	63.2%	nm	40.8%	nm	55.8%

Segmental income statement reconciliations
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Quarter ended 30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,340	135	846	166	95	477	(325)	206	60	3,000
Own credit adjustments	-	-	-	-	-	(73)	(76)	-	(45)	(194)
Loss on redemption of own debt	-	-	-	-	-	-	-	-	130	130
Strategic disposals	-	-	-	-	-	-	45	-	(246)	(201)
Total income - adjusted	1,340	135	846	166	95	404	(356)	206	(101)	2,735
Operating expenses - statutory	(1,292)	(202)	(546)	(125)	(35)	(368)	(220)	(124)	(597)	(3,509)
Restructuring costs - direct	38	18	-	-	1	10	5	25	295	392
Restructuring costs - indirect	51	1	41	4	1	11	16	-	(125)	-
Litigation and conduct costs	421	92	8	2	-	38	16	-	707	1,284
Operating expenses - adjusted	(782)	(91)	(497)	(119)	(33)	(309)	(183)	(99)	280	(1,833)
Impairment (losses)/releases	(24)	14	(89)	-	(9)	-	(67)	(11)	-	(186)
Operating profit/(loss) - statutory	24	(53)	211	41	51	109	(612)	71	(537)	(695)
Operating profit/(loss) - adjusted	534	58	260	47	53	95	(606)	96	179	716

Additional information
Return on equity (1)	(0.4%)	(8.2%)	4.9%	8.6%	15.0%	4.3%	nm	13.3%	nm	(11.0%)
Return on equity - adjusted (1,2)	24.2%	9.0%	6.6%	9.9%	15.7%	3.5%	nm	18.0%	nm	3.2%
Cost income ratio (3)	96.4%	149.6%	63.0%	75.3%	36.8%	77.1%	nm	60.2%	nm	117.2%
Cost income ratio - adjusted (2,3)	58.4%	67.4%	57.0%	71.7%	34.7%	76.5%	nm	48.1%	nm	66.6%

Notes:
(1)
RBS’s CET1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)	Excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.
(3)	Operating lease depreciation included in income (H1 2017 - £72 million; Q2 2017 - £36 million; H1 2016 – £76 million; Q1 2017 - £36 million and Q2 2016 - £38 million).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 4 August 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary